     As filed with the Securities and Exchange Commission on September 9, 1997

                                                      Registration No. 333-34595
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                      LET'S TALK CELLULAR & WIRELESS, INC.
             (Exact name of registrant as specified in its charter)

                                 --------------

                FLORIDA                              5999,5065                      650292891
    (State or other jurisdiction of         (Primary standard industrial        (I.R.S. employer
    incorporation or organization)           classification code number)       identification no.)


                                 --------------

                              5200 N.W. 77TH COURT
                              MIAMI, FLORIDA 33166
                                 (305) 477-8255
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                 NICOLAS MOLINA
                                 BRETT BEVERIDGE
                      LET'S TALK CELLULAR & WIRELESS, INC.
                              5200 N.W. 77TH COURT
                              MIAMI, FLORIDA 33166
                                 (305) 477-8255
            (Name, address, including zip code, and telephone number,
                   including area code, of agents for service)
                                 --------------

                                 WITH COPIES TO:

          JORGE L. FREELAND, ESQ.                MICHAEL L. FITZGERALD, ESQ.
         GREENBERG TRAURIG HOFFMAN                    BROWN & WOOD LLP
       LIPOFF ROSEN & QUENTEL, P.A.                ONE WORLD TRADE CENTER
           1221 BRICKELL AVENUE                   NEW YORK, NEW YORK 10048
           MIAMI, FLORIDA 33131                       (212) 839-5300
              (305) 579-0500                      TELECOPY (212) 839-5599
          TELECOPY (305) 579-0717

                                 --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]


                         CALCULATION OF REGISTRATION FEE

==================================================================================================================
            TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM                      AMOUNT OF
          SECURITIES TO BE REGISTERED            AGGREGATE OFFERING PRICE(1)(2)           REGISTRATION FEE
==================================================================================================================
  Common Stock, $.001 par value(1)..........              $50,000,000                         $15,152
==================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
(2)      Includes     shares of Common Stock which may be purchased by the
         Underwriters pursuant to an over-allotment option.

                                 --------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 9, 1997

PROSPECTUS
- ----------
                                          SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

         Of the     shares of Common Stock offered hereby shares are being
offered by Let's Talk Cellular & Wireless, Inc. (the "Company") and     shares
are being offered by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

         Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $         and $          per share. See "Underwriting" for a discussion
of the factors to be considered in determining the initial public offering price.

         Application has been made for quotation of the Company's Common Stock on The Nasdaq National Market System under the symbol "LTCW."

         SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                   PRICE TO            UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                                    PUBLIC             DISCOUNT(1)           COMPANY(2)           SHAREHOLDERS
- --------------------------------------------------------------------------------------------------------------------
Per Share....................         $                    $                     $                    $
====================================================================================================================
Total(3).....................      $                    $                     $                    $
====================================================================================================================


(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at
    $         .
(3) The Selling Shareholders have granted the Underwriters an option to
    purchase up to an additional     shares of Common Stock, exercisable within
    30 days after the date hereof, solely to cover over-allotments, if any.
    If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be
    $         , $         and $        , respectively. See "Underwriting."

                                 --------------

         The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about       , 1997.

                                 --------------

                              MERRILL LYNCH & CO.

                                 --------------

               The date of this Prospectus is             , 1997.

                              [PHOTOS/MAP OF U.S.]

















Certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY


         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT
OPTION HAS NOT BEEN EXERCISED, AND GIVES EFFECT TO A     STOCK SPLIT TO BE
EFFECTED IMMEDIATELY PRIOR TO THE OFFERING. FISCAL YEAR REFERENCES ARE TO THE RESPECTIVE FISCAL YEAR ENDED JULY 31. REFERENCES TO PRO FORMA FINANCIAL INFORMATION ARE TO THE INFORMATION SET FORTH HEREIN UNDER "UNAUDITED PRO FORMA FINANCIAL DATA," GIVING EFFECT TO THE ACQUISITION BY THE COMPANY OF TELEPHONE WAREHOUSE, INC. AND NATIONAL CELLULAR, INCORPORATED (COLLECTIVELY, "TELEPHONE WAREHOUSE") AS IF SUCH ACQUISITION (THE "TELEPHONE WAREHOUSE ACQUISITION") TOOK PLACE AS OF THE BEGINNING OF THE PERIODS PRESENTED. UNLESS OTHERWISE INDICATED, CELLULAR AND PCS INDUSTRY STATISTICS ARE OBTAINED FROM THE CELLULAR TELECOMMUNICATIONS INDUSTRY ASSOCIATION ("CTIA") AND PAUL KAGAN ASSOCIATES, INC. AND PAGING INDUSTRY STATISTICS ARE OBTAINED FROM THE STRATEGIS GROUP.

                                   THE COMPANY

         Let's Talk Cellular & Wireless, Inc. (together with its subsidiaries, the "Company") is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with 93 stores located in 12 states, the District of Columbia and Puerto Rico as of July 31, 1997. The Company's stores, located predominantly in regional shopping malls, seek to offer one-stop shopping for consumers to purchase cellular, personal communication system ("PCS"), paging, internet, satellite, and other wireless products and services and related accessories. The Company is also a leading wholesaler of cellular and wireless products and accessories to more than 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers.

         The Company's business strategy is to offer the most extensive assortment of wireless products and services at everyday low prices supported by knowledgeable customer service, through conveniently located and attractively designed stores. The Company believes that this strategy provides it with a competitive advantage by combining the extensive product selection, competitive prices and operating efficiencies typical of a "big box" retailer with the superior customer service and upscale shopping experience characteristic of a specialty retailer. The Company offers wireless products from well-known, name-brand suppliers such as AT&T, Ericsson, Motorola, Nokia and Sony. The Company's stores typically sell up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 SKUs of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs. The Company offers everyday low prices that are competitive with other retailers and supports this policy with price guarantee, upgrade and trade-in programs.

         The Company believes that its store level economics compare favorably to other retailing sectors. The Company has developed both kiosk and in-line mall stores, which average approximately 150 and 800 square feet in size, respectively. In fiscal 1997, the comparable stores (stores owned and operated by the Company for at least 12 full months) generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores). In fiscal 1997, per store capital expenditures and initial inventory for new kiosks and in-line stores averaged approximately $62,000 and $136,000, respectively. Although sales per square foot vary by format, the Company's stores had average sales per square foot of approximately $1,000 in fiscal 1997.

         The Company's revenues are generated principally from four sources: retail sales, activation commissions paid by cellular carriers, residual payments and wholesale sales. Retail sales involve the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets. Activation commissions are payments the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's services. The amount of the activation commission paid by cellular carriers is based upon various service plans offered by the carriers. Residual payments are monthly payments ("residual income") made by certain cellular carriers and pager customers. Cellular residual payments are based upon a percentage (usually 4-6%) of the customers' monthly service charges. Pager residual payments are received for the pager airtime that the Company buys wholesale from paging carriers and then resells to individuals and small businesses. Wholesale sales involve the sale of wholesale cellular and wireless products. Management believes the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities that complement the Company's retail operations.

         The Company earns a profit on the cellular and PCS phones it retails as the purchase price and/or activation commission exceeds the cost of the products sold. The Company has recently made a strategic decision to accept increased activation commissions from carriers in certain markets, in lieu of monthly residual payments, to optimize cash flow and to facilitate the Company's growth strategy.

INDUSTRY DYNAMICS

         The wireless communications industry has grown substantially in recent years. Cellular telephone service has been one of the fastest growing markets within the industry. Since the inception of the cellular phone industry in 1983, the number of U.S. cellular subscribers has grown to approximately 44 million by year end 1996, having grown at an annual compound rate of 41% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16.6%, based on the U.S. population. In 1996, PCS wireless services were introduced in selected regions of the U.S., which resulted in approximately 300,000 subscribers by year end. Paul Kagan Associates, Inc. projects that by the year 2000 the number of cellular and PCS subscribers in the U.S. will reach approximately 89 million. According to CTIA, approximately $24 billion was spent on cellular service in 1996.

         The paging market has also grown significantly. The number of U.S. pagers in service has grown to approximately 42 million by year end 1996, having grown at an annual compound rate of approximately 29% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16%, based on the U.S. population. The Strategis Group projects that by the year 2000 the number of U.S. pagers in service will reach over 60 million. The Company believes that the U.S. market for wireless communications products and services will continue to expand due to advances in system technology and equipment, the emergence of new wireless technologies, such as PCS, lower equipment prices and service charges and increased consumer acceptance.

         The Company believes that a shift is occurring in the distribution of cellular and wireless services, products and accessories in the United States. For many years cellular and wireless products and services were distributed to consumers directly through telemarketing, direct mail, direct sales forces and, to a lesser extent, carrier-owned retail outlets. As wireless services and products have become more affordable, the market has expanded significantly and shifted to a broader consumer base, which purchases for, among other reasons, convenience and security purposes. In order to better access such a broad consumer base, management believes carriers will seek multiple points of retail distribution including established independent specialty retailers such as the Company, their own retail outlets and "big box" electronics retailers.

COMPETITIVE POSITIONING

         The Company believes that it has certain competitive advantages over other retailers in satisfying consumers' changing needs and preferences. Compared to "big box" retailers, the Company believes that its stores are more conveniently located in regional shopping malls and typically have more selling space devoted to wireless products. In addition, the Company believes that because it exclusively focuses on wireless products, it is able to provide more specialized and faster customer service than "big box" retailers. With the technological advancements and continuous introductions of new products and service options in the wireless industry, consumers demand increasingly higher levels of service and support, access to a more extensive product selection and greater education regarding all wireless products, including cellular, PCS, paging and internet products.

         Compared to carrier-owned stores, the Company has the advantage of typically being able to offer wireless services from multiple carriers in any given area whereas carrier-owned stores almost always offer only their own wireless service. As a result, the Company is able to offer a larger number of service options, including PCS from up to five carriers as well as paging services. Other advantages include the Company's expertise in retailing communications products and services to consumers and its ability to serve as a one-source retail distribution system for a wide variety of cellular and wireless services.

GROWTH STRATEGY

         The Company believes that the combination of its broad product offering, highly visible and convenient store locations, excellent customer service and everyday low pricing strategy positions it well for future growth. Key elements of the Company's growth strategy are outlined below:

         * NEW STORE EXPANSION. The Company plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999, in both new and existing markets, of which approximately 40% are expected to be kiosks and 60% are expected to be in-line stores. The Company believes that this expansion rate, which is dependent upon a number of factors, is achievable given the Company's existing infrastructure, the ease with which it can replicate its store model and its successful opening of 45 new stores in fiscal 1997. As of July 31, 1997, the Company had 7 store locations under construction and had signed leases or reached an agreement in principle for an additional 16 store locations. The Company's stores are located in only 55 of the more than 1,000 regional malls in the continental U.S. The Company intends to focus initially on the largest and fastest growing wireless markets in the U.S., based on industry statistics, by targeting additional mall locations and supplementing its penetration in existing markets with power strip locations. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas.

         * PURSUE SELECTIVE ACQUISITIONS. The Company intends to continue to increase the number of its stores through selective acquisitions of other specialty retailers of cellular and wireless products in addition to those stores opened by the Company. The Company believes that the independent retail market for cellular and wireless products is highly fragmented and consists of numerous independent specialty retailers in each major metropolitan area. Through selective acquisitions, the Company seeks to obtain immediate access to desirable markets and locations, qualified sales personnel and, in some cases, an existing subscriber base. The Company believes it can successfully apply its operating strategy and leverage its existing infrastructure and financial controls with such acquisitions. Recent acquisitions completed by the Company include (i) Peachtree Mobility, one of AirTouch Cellular's largest Atlanta agents, acquired in August 1996 and (ii) Telephone Warehouse, one of the largest AT&T agents in the southwestern U.S., acquired in June 1997. As part of the Company's growth strategy, management regularly reviews acquisition prospects that would augment or complement the Company's existing operations.

         * INCREASE COMPARABLE STORE SALES. The Company seeks to increase comparable store sales by capitalizing on the changing industry dynamics that are driving the growth in cellular and wireless usage and pursuing repeat business from its existing customers for new products, product upgrades and additional accessories. As the Company's stores increase penetration into new and existing markets, the Company expects to obtain greater brand name recognition through broader advertising, increased repeat and referral business and corporate sales.

         * CAPITALIZE ON OPERATING LEVERAGE. The Company continues to invest in an infrastructure, including a management team and information systems, to manage a rapidly growing chain of stores. As a result, the Company may experience reduced operating margins in the near term. As the Company continues to expand internally and through acquisitions, it expects to leverage these investments and improve margins through economies of scale. In addition, the Company believes its acquisition of Telephone Warehouse will provide additional purchasing power as the wholesale operations of Telephone Warehouse have historically been able to source inventory at lower prices because of volume discounts.

HISTORY

         Let's Talk Cellular & Wireless was founded by the Company's Chief Executive Officer, Nick Molina, and Chairman, Brett Beveridge. Originally the founders sold cellular products and services at major public events until opening their first store in 1989. During the first three years of operations the Company opened three stores. By early 1995, the Company had grown to 14 stores primarily in the southeastern U.S. In June 1996, the Company, then operating 25 stores (one of which subsequently closed), received growth capital from HIG Investment Group, L.P. and its affiliates ("HIG") and accelerated its store expansion.

See "Certain Transactions." Since that time, the Company has opened 45 stores and acquired 24 stores and now operates 93 stores with total net revenues of $54.7 million on a pro forma basis for the nine months ended April 30, 1997.

RECENT ACQUISITIONS

         TELEPHONE WAREHOUSE ACQUISITION. In June 1997, the Company acquired Telephone Warehouse in exchange for 552,590 shares of the Company's Common Stock and the assumption of $13.1 million of indebtedness. Telephone Warehouse is one of the largest AT&T agents in the southwestern United States and operates 19 specialty cellular and wireless retail stores in Texas, Missouri and Kansas. It also wholesales cellular and wireless products to over 1,000 regional and local retailers, distributors and carriers. See "Certain Transactions." For the twelve months ended December 31, 1996 and for the four months ended April 30, 1997, Telephone Warehouse had total net revenues of approximately $49.6 million and $14.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the historical results of operations of Telephone Warehouse.

         The Company's principal purpose in acquiring Telephone Warehouse was to obtain immediate access to desirable markets, such as Dallas, San Antonio and Kansas City, and locations and to qualified sales personnel and an existing subscriber base. The Company intends to apply its operating strategy to Telephone Warehouse, leverage Telephone Warehouse's existing infrastructure and grow Telephone Warehouse's retail operations. In addition, the Company has the opportunity to leverage the expertise of and benefit from Telephone Warehouse's significant pager business. Management believes that the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities.

         PEACHTREE MOBILITY. In August 1996, the Company acquired Peachtree Mobility, one of AirTouch Cellular's largest Atlanta agents, which operates five retail stores (the "Peachtree Acquisition"). Since the date of the acquisition, the Company has changed the stores' names to "Let's Talk Cellular & Wireless," increased the stores' in-stock merchandise availability and integrated the accounting, sales and administrative functions into the Company's corporate offices. The Company has also added two additional stores and is constructing a third for the Atlanta market.

         The Company's executive offices are located at 5200 N.W. 77th Court, Miami, Florida 33166, and its telephone number is (305) 477-8255.



                             THE OFFERING

Common Stock offered by the Company .....................................                      shares
Common Stock offered by the Selling Shareholders.........................                      shares
Common Stock to be outstanding after the offering........................                      shares(1)
Use of proceeds   .......................................................  To repay the Company's outstanding bank indebtedness and certain shareholder loans, and, with the
                                                                           remaining net proceeds, to finance the Company's
                                                                           expansion, including the opening of new stores and
                                                                           possible acquisitions, and for other general
                                                                           corporate purposes.

Proposed Nasdaq National Market symbol...................................  "LTCW"


- ----------

(1) Does not include            shares of Common Stock issuable upon the
    exercise of outstanding stock options, at a weighted average exercise
    price of $         per share.

                             SUMMARY FINANCIAL DATA

         The following table presents (i) summary historical consolidated financial data of the Company as of the dates and for the periods indicated and
(ii) summary unaudited pro forma financial data of the Company as of the dates and for the periods indicated giving effect to the events described in the "Unaudited Pro Forma Financial Data" included elsewhere herein as though they had occurred on the dates indicated therein. The summary unaudited pro forma financial data are not necessarily indicative of operating results or the financial condition that would have been achieved had these events been consummated on the date indicated and should not be construed as representative of future operating results or financial condition. The summary historical consolidated and unaudited pro forma financial data should be read in conjunction with the financial statements and related notes thereto of the Company and Telephone Warehouse and with the "Unaudited Pro Forma Financial Data" and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                         FISCAL YEAR ENDED JULY 31,                    NINE MONTHS ENDED APRIL 30,
                             -------------------------------------------------       -------------------------------
                                                                        PRO                                    PRO
                                                                      FORMA(1)                               FORMA(1)
                                1994          1995         1996         1996           1996         1997       1997
                             ---------      --------     --------     --------       --------     -------    -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:

Retail sales and
  activation income .....    $   4,033      $  7,771     $ 12,518     $ 26,995       $  9,175     $17,007    $27,451
Residual income .........          228           533        1,075        8,780            753         930      7,539
Wholesale sales .........           --            --           --       24,893             --          --     19,669
                             ---------      --------     --------     --------       --------     -------    -------
  Total net revenues ....        4,261         8,304       13,593       60,668          9,928      17,937     54,659

Gross profit ............        2,133         4,044        7,084       22,295          5,214       9,898     21,881

Selling, general and
  administrative expenses        1,918         3,896        6,601       16,505          4,841       8,789     16,581
Income from operations
  before amortization of
  intangibles ...........          172            48          258        4,341            218         824      4,112
Income from operations ..          172            48          258        2,399            218         664      2,407
Income before provision
  for income taxes ......          159             8          105        2,326            100         535      2,374
Income tax provision ....           70            --           39        1,037             33         230        946
                             ---------      --------     --------     --------       --------     -------    -------
Net income ..............    $      89      $      8     $     66     $  1,289       $     67     $   305    $ 1,428
                             =========      ========     ========     ========       ========     =======    =======

Net income per share
  applicable to Common
  Shareholders ..........    $     .11      $    .01     $    .07     $    .54(2)    $    .08     $   .22    $   .61(2)
                             =========      ========     ========     ========       ========     =======    =======
Weighted average shares
  outstanding ...........          824           824          876        1,940(2)         824       1,355      1,940(2)
                             =========      ========     ========     ========       ========     =======    =======

SELECTED OPERATING DATA:
Stores open at end of
  period:(3)
  Kiosk .................            5            13           14           14             14          30         30
  In-line ...............            3             9           11           31             12          31         50
                             ---------      --------     --------     --------       --------     -------    -------
   Total ................            8            22           25           45             26          61         80
Percentage change in
  comparable store ......         (2.2%)        10.5%        11.5%                        4.9%        7.9%
  sales(4)
  Average comparable
  store
  sales (5) .............    $ 442,000      $450,000     $462,000                    $305,000    $337,000
Number of activations
  during period .........        1,661         5,205       14,803                      11,395      28,890
  Total gross square feet
  at end of period.......        2,447         7,006        9,529                       9,529      33,231


                                          AS OF APRIL 30, 1997
                                         ----------------------
                                         ACTUAL    PRO FORMA(6)
                                         ------    ------------
   BALANCE SHEET DATA:
   Working capital ................      $  709     $17,225
   Total assets ...................       9,397      43,205
   Long-term debt .................         712       2,026
   Preferred stock ................       2,947          --
   Shareholders' equity ...........       1,018      32,552


- ----------

(1) In June 1997 the Company acquired Telephone Warehouse in exchange for 552,590 shares of Common Stock and the assumption of Telephone Warehouse's outstanding indebtedness. The unaudited pro forma financial data set forth herein reflect (i) the combined operations of the Company and Telephone Warehouse and (ii) the sale of the shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," as if such transactions had taken place as of the beginning of the periods presented. For information regarding the pro forma adjustments made to the Company's historical financial data, see "Unaudited Pro Forma Financial Data."

(2) Pro forma net income per share applicable to Common Shareholders is based on pro forma net income (see note (1) above) less $242,000 representing the fair value of the Common Stock distributed to the holder of the Company's Series A Preferred Stock in order to induce the conversion of the Series A Preferred Stock to Common Stock. See "Unaudited Pro Forma Financial Data."
(3) For the nine months ended April 30, 1997 on a pro forma basis, includes 19 stores acquired in June 1997 pursuant to the Telephone Warehouse Acquisition.
(4) A store becomes comparable after it has been owned and operated by the Company for at least 12 full months. Comparable store sales are comprised of retail sales and activation income at the Company's retail stores, but do not include residual income.
(5) Represents the average retail sales and activation income on a store by store basis only for stores owned and operated by the Company for at least 12 full months as of period end (excluding two stores that generate substantially higher sales than other stores). Therefore, period to period figures may not be comparable.
(6) Adjusted to give effect to (i) the Telephone Warehouse Acquisition and related transactions, (ii) the sale of the shares of Common Stock offered by the Company and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds" as if such transactions had occurred at April 30, 1997, and (iii) a non-recurring charge of approximately $753,000, net of tax, related to the write-off of deferred financing costs in connection with the repayment of bank indebtedness with a portion of the proceeds of this offering. See "Capitalization" and "Pro Forma Condensed Consolidated Balance Sheet."

                                  RISK FACTORS

         PROSPECTIVE INVESTORS OF THE SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISKS IN CONNECTION WITH AN INVESTMENT IN COMMON STOCK OFFERED HEREBY.

RISKS ASSOCIATED WITH RAPID GROWTH

         The Company's total net revenues have grown significantly in the past several years, with sales increasing from $3.3 million in fiscal 1993 to $54.7 million on a pro forma basis for the nine months ended April 30, 1997. In connection with the recent Telephone Warehouse Acquisition, the Company more than doubled the amount of its assets and previous twelve months' total net revenues. The Company intends to continue to pursue an aggressive growth strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to construct and operate new stores on a timely and profitable basis and upon the Company's ability to acquire and profitably integrate the operations of new and acquired stores. The Company plans to open approximately 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999. However, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company's new stores will be profitable or achieve sales and profitability comparable to the Company's existing stores. In addition, the Company expects that, as a result of further infrastructure investments it plans to make during fiscal 1998, principally in order to integrate the operations of its new and acquired stores, it may experience reduced operating margins in the near term.

         The Company's growth will also depend on its ability to acquire additional retailers, manage expansion, control costs of its operations and consolidate acquisitions into existing operations. In connection with such acquisitions, the Company will be required to review the operations of the acquired company, including its management infrastructure and systems and financial controls, and make operating adjustments or complete reorganizations as appropriate. Unforeseen capital and operating expenses, or other difficulties and delays frequently encountered in connection with the expansion and integration of acquired operations, could have an adverse effect upon the Company's financial results. Significant acquisitions, such as the Telephone Warehouse Acquisition, require the integration of administrative, finance, sales, purchasing and marketing organizations, as well as the coordination of common sales and marketing efforts and the implementation of appropriate operational, financial and management systems and controls. This will require substantial attention from the Company's senior management team, who have limited acquisition experience to date. The diversion of management attention required by the acquisition and integration of acquired companies, as well as any other difficulties that may be encountered in the transition and integration process, could have an adverse effect on the results of operations of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquired company. The Company's ability to continue to grow through the acquisition of additional stores will also be dependent upon the availability of suitable candidates, the Company's ability to attract and retain competent management and the availability of capital to complete the acquisitions. See "Business--Growth Strategy." The Company currently intends to finance acquisitions through a combination of cash resources, borrowings and, in appropriate circumstances, the issuance of equity and/or debt securities. The acquisition of additional stores has in the past and is expected in the future to have a significant effect on the Company's results of operations and financial position and could cause substantial fluctuations in the Company's quarterly and yearly operating results. The accelerated amortization applied to the value of the residual income acquired in connection with the Telephone Warehouse Acquisition is expected to have a significantly negative effect on net income in the fourth quarter of fiscal 1997 and for the next two fiscal years. Future acquisitions by the Company involving residual income could result in significant charges to net income from accelerated amortization. See Note 2 to the "Pro Forma Condensed Consolidated Statements of Income."

COMPETITION

         The retail market for cellular and wireless products and service is characterized by intense price competition and significant price erosion over the life of a product. The Company competes with numerous well-established retailers, carriers, wholesale distributors and suppliers of cellular and wireless products and equipment, including the Company's carriers and suppliers, many of which possess greater financial, marketing and other resources than the Company. Substantially all of these competitors market the same or similar products directly to the Company's customers and most have the financial resources to withstand substantial price competition and implement extensive advertising and promotional programs. Certain carriers are principal competitors of the Company and also provide the Company with significant revenue (38% of total net revenue in fiscal 1996) from activation and residual payments. Potential conflicts of interest could arise, therefore, between the Company and its principal customers. In recent years, the price of products and subscription rates for services that the Company and its competitors have been able to charge their customers have decreased, primarily as a result of lower costs and greater competition in the industry. The Company believes that significant price-based competition will continue to exist in each of the Company's markets for the foreseeable future. The cellular and wireless retail industry is highly fragmented and characterized by low barriers to entry and frequent introduction of new products. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current carrier and supplier relationships and to anticipate various competitive factors affecting the industry, such as new or improved products, changes in technology and consumer preferences, demographic trends, regional and local economic conditions and discount pricing and promotion strategies by competitors. The Company expects that there will be increasing competition in the acquisition of other cellular and wireless retailers as industry participants become larger. There can be no assurance that the Company will be able to maintain or increase its size relative to its competitors or to maintain its historical profit margins in the face of increased competition. See "Business - Competition."

DEPENDENCE ON CELLULAR AND PCS CARRIERS

         Generally, a Company store operates pursuant to a carrier agreement between one of the cellular and one or more of the PCS carriers operating in the geographic area in which the store is located and the Company or its subsidiary that owns the store. Payments from three of the Company's carriers constituted approximately 45.0% of its total net revenues for the nine months ended April 30, 1997. The Company is therefore highly dependent on its relationship with its carriers. Each cellular and PCS carrier is responsible for maintaining the quality and consistency of its signal, the capacity of the system to add new customers and the competitiveness of the retail prices it charges for service. In addition, the carriers create national and regional advertising as well as customer incentive programs. The Company has no ability to control its carriers' funding for system maintenance, capacity increases, marketing or the prices it charges for coverage below regulatory ceilings. Consequently, the Company's ability to attract and retain cellular and PCS customers is dependent upon the quality and pricing of services provided by the Company's carriers. In addition, there are typically only two licensed cellular carriers and up to five licensed PCS carriers in a geographic area. The wireless communications industry is relatively new and dynamic. While the Company currently believes that carriers have an incentive to achieve broad distribution of wireless phone services and that the current program of activation and residual payments will continue as a method of subsidizing the cost of such distribution, no assurance can be given that such payment programs will continue or will continue at the current rate of payments. For instance, the Company does not receive activation commissions or residual payments in connection with its recent sales of PCS phones but instead acquires PCS phones from carriers at a significantly reduced cost than that paid by the PCS carrier. The Company, in turn, resells such phones at a profit that may be less than the total profit it would earn in connection with the sale and related activation and residual payments associated with a cellular phone. The activation commissions the Company receives from its cellular and paging carriers are negotiated at the time the carrier agreements are executed and remain constant over the life of the contract, unless renegotiated. There can be no assurance that the Company will be able to maintain the size of the activation commissions and residual payments it receives from carriers upon the expiration or renegotiation of existing carrier agreements or in connection with entering into new agreements with its existing or new carriers. Two of the Company's cellular carrier agreements contain non-competition provisions that prevent the Company from selling wireless services (including cellular and PCS) of a competing carrier during the term of the agreement and for one year thereafter. In addition, most of the carrier agreements provide for the carrier's termination of its residual payments to the Company in the event the agreement is terminated by the Company without cause. Accordingly, the Company has limited ability to change carriers in a geographic area in the event its current carrier fails to provide cellular or PCS services at competitive prices and terms. There can be no assurance that the Company's carriers will continue to provide cellular and PCS services at competitive prices and terms or that the Company will be able to change carriers without a significant loss of revenues. In the event one or more of the Company's carriers experiences financial difficulties or fails to maintain competitive prices and services the Company's results of operations and financial condition could be adversely affected. See "Business -- Carrier Agreements."

CUSTOMER TURNOVER

         The Company's results of operations can be significantly affected by customer cancellations of cellular phone service and pagers. In the event that a customer cancels service within a stipulated period (generally 180 days) of activation, the cellular carrier assesses a charge-back to the Company relating to the applicable customer. The sales and marketing costs associated with attracting new cellular and paging customers are substantial relative to the costs of providing cellular and paging service to existing customers. Although the Company accrues for estimated deactivation losses, there can be no assurance that any increase in the Company's cellular or pager customer disconnection rate would not adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

TECHNOLOGICAL CHANGE AND INVENTORY OBSOLESCENCE

         The retail market for cellular and wireless communications products and services is characterized by rapidly changing technology and evolving industry standards, often resulting in short product life cycles, product obsolescence or inventory price reductions. Future technological advances in the industry could lead to the introduction of new products and services that compete with the products and services offered by the Company or could lower the cost of competitive products and services to the extent that the Company is required to further reduce the price of its products and services. As the number of stores the Company operates increases and as the Company enters into product wholesale activities in connection with the Telephone Warehouse Acquisition, it will be required to raise its inventory levels, thereby increasing its risk of loss from inventory obsolescence or price reductions. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and consumer requirements. In the event the Company is unable to obtain new products and services representing improved technology, the Company's stores will be at a competitive disadvantage to retailers offering technologically advanced products and services.

VARIABILITY OF RESULTS OF OPERATIONS

         The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues, with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations. Comparable store sales can also fluctuate significantly from period to period as a result of a variety of factors, including the timing of periodic promotions sponsored by carriers, the introduction of new wireless equipment and the acquisition of large corporate accounts.

EFFECT OF CONSUMER SPENDING

         The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income (such as employment, business conditions, taxation and interest rates) and the ability of mall anchor tenants and other attractions to generate customer traffic in the vicinity of the Company's stores. There can be no assurance that consumer spending will not be affected by adverse economic conditions, thereby affecting the Company's results of operations and financial condition.

POSSIBLE HEALTH RISKS ASSOCIATED WITH WIRELESS TELEPHONES

         Lawsuits have been filed against suppliers and sellers of wireless telephones alleging possible health risks, including brain cancer, associated with electromagnetic fields emitted by portable hand-held wireless telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by portable wireless telephones has on human cells. However, the perception that health risks may exist could adversely affect the Company's ability to market portable wireless telephone products. Inasmuch as most of the Company's revenues are derived from sales of portable wireless telephones, future studies confirming possible health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless telephones, the Company may be subject to product liability and other lawsuits alleging health risks. The costs associated with the defense of such lawsuits or a successful claim against the Company could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is substantially dependent upon its senior management team, in particular the Company's Chief Executive Officer and Chairman, Messrs. Molina and Beveridge, respectively. The loss of the services of one or more of these persons could have a material adverse effect on the Company. The Company has entered into five year employment agreements with Messrs. Molina and Beveridge that limit the ability of the executives to compete with the Company after their departure. See "Management--Employment Agreements." The Company's business will also be dependent upon its ability to attract and retain additional qualified personnel. The loss of Mr. Molina, Mr. Beveridge or other key personnel could have a material adverse effect on the Company's results of operations and financial condition. See "Management."

CONTROLLING SHAREHOLDER

         Upon completion of this offering, HIG will beneficially own
approximately    % of the outstanding Common Stock (approximately    % if the
Underwriters' over-allotment option is exercised in full). Accordingly, HIG will have sufficient voting power to control all matters requiring shareholder approval, including the election of directors and the approval of fundamental corporate transactions. See "Principal and Selling Shareholders."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

         Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws ("Bylaws") may be deemed to have anti-takeover effects and may discourage, delay, defer or prevent a change in control of the Company. Certain of these provisions (i) divide the Company's Board of Directors into three classes, each of which will serve for different three-year periods, (ii) provide that the shareholders may remove directors from office only for cause and by a supermajority vote, (iii) provide that special meetings of the shareholders may be called only by the Board of Directors or upon the written demand of the holders of not less than fifty percent of the votes entitled to be cast at a special meeting, (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders' meetings, and (v) authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, certain provisions of the Florida Business Corporation Act may be deemed to have certain anti-takeover effects. Certain anti-takeover provisions of the Company's Articles concerning the number, term and removal of directors may only be amended by a supermajority vote of shareholders. See "Description of Capital Stock--Anti-takeover Effects of Certain Provisions of the Company's Articles of Incorporation and Bylaws and Other Provisions."

FORWARD-LOOKING INFORMATION

         Certain statements and information in this Prospectus constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements typically include words or phrases such as "anticipate," "estimate," "project," "believe" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, those set forth in this section. Should one or more of these risks or uncertainties materialize, or should these underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

DILUTION

         Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in net tangible book value of
$         per share. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have outstanding an
aggregate of     shares of Common Stock. All of the shares sold in this offering
(plus an additional     shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an affiliate of the Company that will be subject to the resale limitations of Rule 144 under the Securities Act. Upon the expiration of lock-up agreements between each of the executive officers, directors and existing shareholders and the Underwriters, 180 days after the date of this Prospectus (or earlier upon the written consent of Merrill Lynch & Co., Merrill Lynch Pierce Fenner & Smith, Inc. ("Merrill Lynch")), shares of Common Stock outstanding prior to this offering may be sold in the public market by affiliates of the Company, subject to the limitations and restrictions
contained in Rule 144 under the Securities Act. The remaining     shares of
Common Stock will become eligible for sale subject to Rule 144 without further restriction or registration under the Securities Act beginning in June 1998. In
addition,     shares of Common Stock have been reserved for issuance under the
Company's 1997 Executive Incentive Compensation Plan (the "Incentive Plan").
Options to acquire an aggregate of     of such shares have been granted to
certain key employees and directors of the Company, and upon completion of this offering any shares of Common Stock issuable upon the exercise of such options (subject to certain vesting terms and other limitations on exercise with respect to such options) will be eligible for sale in the future pursuant to registration on Form S-8. Sales of substantial amounts of Common Stock, or the perception that substantial amounts of Common Stock are available for future sale, could adversely affect the prevailing market price of the Common Stock.
Certain shareholders of the Company holding     shares of Common Stock have the
right to require the Company to register their shares of Common Stock under the Securities Act. All of the existing shareholders have the right to include shares of Common Stock in registrations proposed to be effected by the Company. Such shareholders have agreed not to exercise their registration rights prior to 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale," "Management--Executive Incentive Compensation Plan," "Principal and Selling Shareholders" and "Underwriting."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

         Prior to this offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained following the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company, the Selling Shareholders and the representatives of the Underwriters based on the factors described under "Underwriting." The trading price of the Common Stock could be subject to fluctuations in response to variations in the Company's results of operations, as well as developments that affect the industry, the overall economy and the financial markets. Upon commencement of this offering, the Common Stock will be quoted on the Nasdaq National Market, which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company.

                                USE OF PROCEEDS

         The net proceeds from the sale of the     shares of Common Stock
offered by the Company hereby (at an assumed initial public offering price of
$        per share and not including fees payable as described under "Certain
Transactions") are estimated to be approximately $26.7 million. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Shareholders. The Company intends to use approximately $14.4 million of the net proceeds of the offering to repay its outstanding bank indebtedness and certain shareholder loans and to apply the remaining net proceeds to finance the Company's expansion, including the opening of new stores and possible acquisitions, and for other general corporate purposes. Of the net proceeds to the Company, (i) approximately $14.1 million will be used to repay the Company's outstanding bank indebtedness incurred primarily to fund the Telephone Warehouse Acquisition, and (ii) approximately $258,100 will be used to repay loans from Messrs. Molina and Beveridge bearing interest at 8.0% and maturing upon the closing of this offering. See "Certain Transactions." Bank loans to be repaid by the Company consist of $13.1 million of term loans and $1.0 million of revolving loans, bearing interest at 4.5% and 3.75%, respectively, over the commercial paper rate, and in each case payable May 2004. The bank loans are secured by all of the assets of the Company and a first priority lien on the Common Stock owned by HIG. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" regarding the Company's proposed new credit facilities. Pending the application of the remaining net proceeds, the Company will invest such proceeds in money market funds or other short-term, investment-grade, interest bearing securities.



                                 DIVIDEND POLICY

         The Company does not intend to pay cash dividends to holders of its Common Stock for the foreseeable future. Instead, the Company intends to apply earnings, if any, to finance its growth. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, restrictions contained in financing agreements, results of operations, capital requirements and such other factors as the Board of Directors may consider relevant.

                                 CAPITALIZATION

         The following table sets forth the current portion of long-term debt and capitalization of the Company as of April 30, 1997 (i) on a historical basis and (ii) on a pro forma basis, giving effect to the Telephone Warehouse
Acquisition and related transactions and reflecting the sale of the     shares
of Common Stock offered by the Company hereby (at an assumed initial public
offering price of $    per share and after payment of the fees described under
"Certain Transactions") and the application of the net proceeds thereof as set forth in "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements and related notes and "Unaudited Pro Forma Financial Data" appearing elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis Financial Condition and Results of Operations."


                                                                           AS OF APRIL 30, 1997
                                                                          ----------------------
                                                                          ACTUAL    PRO FORMA(1)
                                                                          ------    ------------
                                                                              (IN THOUSANDS)

Current portion of long-term debt and capital lease obligations ....      $1,400      $     11
                                                                          ======      ========

Long-term debt, less current maturities:
    Term notes .....................................................      $  428      $
    8.0% subordinated note .........................................          --         2,000
    Indebtedness to shareholders ...................................         258            --
    Capital lease obligations ......................................          26            26
                                                                          ------      --------
       Total long-term debt ........................................         712         2,026
                                                                          ------      --------

Series A Preferred Stock, $30 par value; 150,000 shares
    authorized; 100,000 shares issued and outstanding;
    none issued and outstanding pro forma ..........................       2,947            --

Common shareholders' equity:
    Common Stock, $.001 par value; 50,000,000 shares
       authorized;     shares issued and outstanding;
       shares issued and outstanding pro forma(1)(2) ...............           1             2

    Additional paid-in capital .....................................         284        32,569
    Retained earnings (deficit) ....................................         733           (19)
                                                                          ------      --------
        Total common shareholders' equity ..........................       1,018        32,552
                                                                          ------      --------
              Total capitalization .................................      $4,677      $ 34,578
                                                                          ======      ========


- ----------

(1)  See "Pro Forma Condensed Consolidated Balance Sheet."
(2) Does not include shares of Common Stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of
     $         per share.

                                    DILUTION

         At April 30, 1997, the Company had a net tangible book value of
$578,000, or $       per share of Common Stock. Net tangible book value per
share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the total number of shares of Common Stock to be outstanding. Without taking into account any changes in net tangible book value after April 30, 1997, other than to give effect to the Telephone
Warehouse Acquisition and to the issuance and sale of the       shares of Common
Stock offered by the Company hereby (at an assumed initial public offering price
of $      per share, after deduction of the underwriting discount and estimated offering expenses to be paid by the Company), the application of the net proceeds to pay indebtedness as set forth in "Use of Proceeds" and the non-recurring charges that will result from the repayment of indebtedness as described in "Pro Forma Condensed Consolidated Balance Sheet," the pro forma net tangible book value of the Company at April 30, 1997 would have been $18.8
million, or $       per share. This represents an immediate increase in net
tangible book value of $       per share to existing shareholders and an
immediate dilution of $       per share to new investors. The following table
illustrates this per share dilution:

Assumed initial public offering price per share ...................................                 $
   Net tangible book value per share as of April 30, 1997 .........................
   Increase in net tangible book value per share attributable to new investors ....
                                                                                       --------
Pro forma net tangible book value per share after the offering ....................
                                                                                                    --------

Dilution per share to new investors ...............................................                 $
                                                                                                    ========


         The following table summarizes, on a pro forma basis as of April 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the aggregate consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares in this offering:


                                 SHARES PURCHASED   TOTAL CONSIDERATION    AVERAGE
                                 ----------------   -------------------   PRICE PER
                                 NUMBER  PERCENT     AMOUNT    PERCENT      SHARE
                                 ------  --------   -------   ---------   ---------
Existing shareholders(1)(2)                    %     $               %    $
New investors(1)...........
                                 -----    -----      -----      ------
         Total ............               100.0%     $          100.0%
                                 =====    =====      =====      ======

- ---------------

(1)  Sales by the Selling Shareholders in this offering will reduce the
     number of shares held by the existing shareholders to       , or    %
     of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares to be purchased by new
     investors will increase to       , or    % of the total shares of
     Common Stock to be outstanding. If the Underwriters' over-allotment option is exercised in full, the number of shares held by existing
     shareholders will decrease to     or    % of the total number of shares of
     Common Stock to be outstanding after this offering, and the number of
     shares to be purchased by new investors will increase to      , or    %
     of the total shares of Common Stock to be outstanding. See "Principal and Selling Shareholders."

(2)  Includes         shares of Common Stock that will be issued immediately
     prior to the sale of the Common Stock offered hereby, for a per share price of $.0001, upon exercise of warrants that are held by the bank lender to the Company. See "Certain Transactions" and "Principal and Selling Shareholders."

         The foregoing table assumes no exercise of outstanding stock options after the date hereof. As of the date of this Prospectus, there were options
outstanding to purchase a total     of shares of Common Stock, at a weighted
average exercise price of $        per share. See "Management--Executive
Incentive Compensation Plan" and Note 14 of Notes to Consolidated Financial Statements.

                       UNAUDITED PRO FORMA FINANCIAL DATA

         The accompanying unaudited pro forma condensed consolidated statements of income for the nine months ended April 30, 1997 and the year ended July 31, 1996, reflect the historical statements of income of the Company, adjusted to reflect the effects of the Telephone Warehouse Acquisition and related transactions, the sale of the Common Stock offered hereby and the application of a portion of the net proceeds therefrom to the repayment of outstanding bank indebtedness and certain shareholder notes as if such transactions had occurred as of the beginning of the periods presented. The accompanying unaudited pro forma condensed consolidated balance sheet of the Company consolidates the historical balance sheets of the Company and Telephone Warehouse as if the Telephone Warehouse Acquisition and related transactions, the sale of the Common Stock offered hereby and the application of the net proceeds from this offering had occurred on April 30, 1997. Share and per share amounts included herein do
not give effect to a     stock split anticipated to be effected immediately
prior to this offering.

         On June 27, 1997 (effective June 30, 1997), the Company purchased all of the outstanding shares of common stock of Telephone Warehouse from Texas Cellular Partners, L.P. ("TCP"), an affiliate of HIG, in exchange for 552,590 shares of the Company's Common Stock and assumption of $13.1 million of indebtedness. The fair value of the shares issued, as determined by management, was approximately $2.5 million. The fair value of net assets acquired, including approximately $1.6 million (net of deferred tax liability of $942,000) allocated to acquired residual income, was approximately $4.8 million. The purchase price exceeded the fair value of the net assets acquired by approximately $10.8 million, which amount will be amortized on a straight line basis over 30 years. The allocated cost of residual income is being amortized on an accelerated basis, which amortization is expected to have a significant negative effect on net income in the fourth quarter of fiscal 1997 and for the next two fiscal years. See Note 2 to the Pro Forma Condensed Consolidated Statements of Income. The acquisition will be accounted for using the purchase method of accounting. In connection with the acquisition of Telephone Warehouse, the Company refinanced its debt and issued warrants to NationsCredit Commercial Corporation, the Company's bank lender ("NationsCredit"), to purchase a total of 32,410 shares of the Company's Common Stock at an exercise price of $.0001 per share.

         In a previous transaction, on January 1, 1997, TCP had purchased from the President and sole shareholder of Telephone Warehouse, Ronald Koonsman, all of the outstanding stock of Telephone Warehouse for a purchase price of $15.1 million including acquisition costs of approximately $200,000.

         Simultaneous with the acquisition of Telephone Warehouse, the Company induced the holder of the Company's outstanding Series A Preferred Stock to convert all outstanding shares of the Series A Preferred Stock to Common Stock by increasing the conversion ratio of the Series A Preferred Stock from 5.32 to 1 to 6.5 to 1. As a result of such conversion, the holder of the Company's outstanding Series A Preferred Stock surrendered certain rights to enforce various restrictive covenants regarding the Company's operations. Upon such conversion, the holder of the Series A Preferred Stock received 650,000 shares of Common Stock (118,182 in addition to the original conversion ratio). Management determined that the fair value of the 118,182 shares at the date of issuance was approximately $242,000.

         The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with the Consolidated Financial Statements and the related notes of the Company and the Combined Financial Statements and related notes of Telephone Warehouse, all of which are included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The purchase price allocation and the fair value of the shares issued in connection with the Telephone Warehouse Acquisition and the conversion of the Series A Preferred Stock into Common Stock are based on preliminary data and may be subject to change. The unaudited pro forma financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events above been consummated on the dates assumed and are not intended to constitute projections with regards to the Company's financial condition as of any future date or results of operations for any future period.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        NINE MONTHS ENDED APRIL 30, 1997
                                   (UNAUDITED)


                                                        The             Telephone             Pro Forma
                                                      Company           Warehouse            Adjustments             Pro Forma
                                                    ------------       ------------          ------------          -----------
Net revenues:
     Retail sales and activation income             $ 17,007,396       $ 10,443,722                                $27,451,118
     Residual income                                     929,638          6,609,551                                  7,539,189
     Wholesale sales                                          --         19,668,748                                 19,668,748
                                                    ------------       ------------          ------------          -----------
Total net revenues                                    17,937,034         36,722,021                    --           54,659,055

Cost of sales                                          8,039,363         24,738,886                                 32,778,249
                                                    ------------       ------------          ------------          -----------
Gross profit                                           9,897,671         11,983,135                    --           21,880,806

Operating expenses:
     Selling, general and administrative               8,788,905          7,863,826          $    (72,000)(1)       16,580,731
     Former shareholder compensation
      expense                                                 --            920,000              (170,000)(1)          750,000
     Depreciation and amortization                       285,120            153,338                                    438,458
                                                    ------------       ------------          ------------          -----------
Operating expenses before amortization
     of intangibles                                    9,074,025          8,937,164              (242,000)          17,769,189
                                                    ------------       ------------          ------------          -----------
Income from operations before
     amortization of intangibles                         823,646          3,045,971               242,000            4,111,617
Amortization of intangibles                              160,000            773,356               771,168 (2)        1,704,524
                                                    ------------       ------------          ------------          -----------
Income from operations                                   663,646          2,272,615              (529,168)           2,407,093
Interest expense, net                                   (128,604)          (459,803)             (716,874)(3)          (35,636)
                                                                                                1,269,645 (4)
Other income                                                  --              2,784                                      2,784
                                                    ------------       ------------          ------------          -----------
Income before provision for
     income taxes                                        535,042          1,815,596                23,603            2,374,241
Income tax provision                                     230,241            488,999               226,434 (5)          945,674
                                                    ------------       ------------          ------------          -----------
Net income                                               304,801          1,326,597              (202,831)(8)        1,428,567

Fair value of Common Stock distributed
     to preferred shareholder to induce
     conversion of Series A Preferred
     Stock                                                    --                 --               242,000 (6)          242,000
                                                    ------------       ------------          ------------          -----------

Net income applicable to common
     shareholders                                   $    304,801       $  1,326,597          $   (444,831)(8)        1,186,567
                                                    ============       ============          ============          ===========

Net income applicable to common
     shareholders per share                         $       0.22                                          (7)(8)   $      0.61
                                                    ============                                                   ===========

Weighted average shares outstanding                    1,355,442                                          (7)        1,940,442
                                                    ============                                                   ===========

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                            YEAR ENDED JULY 31, 1996
                                   (UNAUDITED)

                                                         The              Telephone          Pro Forma
                                                       Company            Warehouse         Adjustments           Pro Forma
                                                     ------------       ------------       ------------          ------------
Net revenues:
     Retail sales and activation income              $ 12,518,247       $ 14,476,886                             $ 26,995,133
     Residual income                                    1,075,035          7,705,343                                8,780,378
     Wholesale sales                                           --         24,893,187                               24,893,187
                                                     ------------       ------------       ------------          ------------
Total net revenues                                     13,593,282         47,075,416                 --            60,668,698

Cost of sales                                           6,509,282         31,864,814                               38,374,096
                                                     ------------       ------------       ------------          ------------
Gross profit                                            7,084,000         15,210,602                               22,294,602

Operating expenses:
     Selling, general and administrative                6,601,077         10,076,122           (172,000)(1)        16,505,199
     Former shareholder compensation
      expense                                                  --          2,169,288         (1,169,288)(1)         1,000,000
     Depreciation and amortization                        225,159            223,077                                  448,236
                                                     ------------       ------------       ------------          ------------
Operating expenses before amortization
     of intangibles                                     6,826,236         12,468,487         (1,341,288)           17,953,435
                                                     ------------       ------------       ------------          ------------
Income from operations before
     amortization of intangibles                          257,764          2,742,115          1,341,288             4,341,167
Amortization of intangibles                                    --                 --          1,942,631 (2)         1,942,631
                                                     ------------       ------------       ------------          ------------
Income from operations                                    257,764          2,742,115           (601,343)            2,398,536
Interest expense, net                                    (152,827)           (15,435)        (1,646,489)(3)           (76,987)
                                                                                              1,737,764 (4)
Other income                                                                   3,959                                    3,959
                                                     ------------       ------------       ------------          ------------
Income before provision for
     income taxes                                         104,937          2,730,639           (510,068)            2,325,508

Income tax provision                                       38,939            504,546            493,068 (5)         1,036,553
                                                     ------------       ------------       ------------          ------------
Net income                                                 65,998          2,226,093         (1,003,136)(8)         1,288,955

Fair value of common stock distributed to
    preferred shareholder to induce
    conversion of Series A Preferred Stock                     --                 --            242,000 (6)           242,000
                                                     ------------       ------------       ------------          ------------

Net income applicable to common
     shareholders                                    $     65,998       $  2,226,093       $ (1,245,136)(8)      $  1,046,955
                                                     ============       ============       ============          ============

Net income applicable to common
     shareholders per share                          $       0.07                                       (7)(8)   $       0.54
                                                     ============                                                ============

Weighted average shares outstanding                       876,077                                                   1,940,442
                                                     ============                                       (7)      ============


Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME - NINE MONTHS ENDED APRIL 30, 1997 AND YEAR ENDED JULY 31, 1996

(1) Reflects reduction of compensation expense to $1 million per year based on a new employment agreement signed at the time of the Telephone Warehouse Acquisition by Ronald Koonsman providing for the following:
         (i) for the six month period beginning on July 1, 1997, a salary of $50,000, (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997 ($170,000 reduction for the nine months ended April 30, 1997 and $1.2 million reduction for the year ended July 31, 1996). Also reflects a new employment agreement entered into at the time of the Telephone Warehouse Acquisition with a Vice President of Telephone Warehouse that provided for a reduction in compensation expense from 10% to 5% of annual income before interest, taxes, depreciation and amortization and management fees ($72,000 reduction for the nine months ended April 30, 1997 and $172,000 reduction for the year ended July 31, 1996).

(2) Reflects increase to amortization of intangible assets. Goodwill totaling approximately $10.8 million is being amortized over 30 years and the allocated cost of acquired residual income of approximately $2.5 million is being amortized on an accelerated basis according to the anticipated timing of acquired cash flows, resulting in incremental amortization as follows:

                                                             Nine months
                                                                ended        Year ended
                                                           April 30, 1997  July 31, 1996
                                                           --------------  -------------
Incremental amortization of goodwill                           $149,804      $  359,530
Incremental amortization of acquired residual income            621,364       1,583,101
                                                               --------      ----------
   Pro forma adjustments                                       $771,168      $1,942,631


The amortization of the allocated cost of acquired residual income is expected to be approximately as follows:

                                                  Amortization of
                                                     acquired
                                                  residual income
                                                  ---------------
      July 1 to July 30, 1997                      $  168,000
      Fiscal 1998                                   1,507,000
      Fiscal 1999                                     676,000
      Fiscal 2000                                     189,000
      Fiscal 2001                                       5,000
                                                   ----------
                                                   $2,545,000


(3) Reflects incremental interest expense and incremental amortization of deferred financing costs on assumed debt of Telephone Warehouse, comprised of $11.1 million in bank indebtedness and $2 million in note payable to former shareholder, and new borrowings to fund the Telephone Warehouse Acquisition of $2 million as if such debt was outstanding as of the beginning of the periods presented, as follows:

                                                                             Nine months
                                                                                ended          Year ended
                                                                             April 30, 1997  July 31, 1996
                                                                             --------------  -------------
     Incremental interest expense on assumed debt                              $585,761       $1,393,500
     Incremental interest expense on new borrowings                              43,534           67,497
     Incremental amortization of deferred financing costs on assumed debt        47,782          132,429
     Incremental amortization of deferred financing costs on new debt            39,797           53,063
                                                                               --------       ----------
           Pro forma adjustments                                               $716,874       $1,646,489


Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)

(4) Reflects a reduction in interest expense assuming the repayment of bank indebtedness of $13.5 million and certain shareholder notes of $258,100 with a portion of the proceeds from the offering.

(5) Reflects recognition of income tax expense associated with the following:

                                                                                       Nine months
                                                                                          ended          Year ended
                                                                                      April 30, 1997    July 31, 1996
                                                                                      --------------    -------------
         Income tax provision as if all Telephone Warehouse entities were
            C-Corporations as of the beginning of the periods presented                  $ 138,430       $ 505,790
         Tax effect of the pro forma adjustments at statutory rates                        317,908         573,025
         Tax benefit associated with the amortization of the acquired residual
            income                                                                        (229,904)       (585,747)
                                                                                         ---------       ---------
             Pro forma adjustments                                                       $ 226,434       $ 493,068

(6) Reflects management's estimate of the fair value of 118,182 shares of Common Stock distributed to induce conversion of Series A Preferred Stock into a total of 650,000 shares of Common Stock.

(7) Net income applicable to common shareholders per share is calculated by deducting from net income the estimated fair value of Common Stock issued to induce conversion of the Series A Preferred Stock and using the weighted average number of shares of Common Stock outstanding during the respective periods, assuming that the conversion of the Series A Preferred Stock into 650,000 shares of Common Stock, the issuance of 552,590 shares of Common Stock to purchase Telephone Warehouse, the issuance of 32,410 warrants in connection with the Company's debt refinancing, and the issuance of 55,442 stock options to certain officers, had all occurred as of the beginning of the periods presented, resulting in 1,940,442 weighted shares outstanding for the periods presented.

(8) Does not include a non-recurring charge of approximately $753,000, net of tax, relating to the write-off of deferred financing costs in connection with the repayment of the bank indebtedness of $13.5 million with a portion of the net proceeds of this offering.

          PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET APRIL 30, 1997
                                   (UNAUDITED)

                                                            The               Telephone           Pro Forma
                                                          Company             Warehouse           Adjustments           Pro Forma
                                                         ----------         ------------          ------------         ------------
ASSETS
Current assets:
    Cash and cash equivalents                            $  228,318         $    573,872          $   (112,676)(3)     $ 13,550,681
                                                                                                    12,861,167 (6)
    Accounts receivable, net                              1,397,527            2,483,069                                  3,880,596
    Inventory                                             3,508,030            3,201,119                                  6,709,149
    Prepaid expenses                                         38,279              287,702                                    325,981
    Other current assets                                    115,231                   --                                    115,231
    Deferred tax asset                                       76,675              353,176                66,993 (6)          496,844
                                                         ----------         ------------          ------------         ------------
Total current assets                                      5,364,060            6,898,938            12,815,484           25,078,482

Property and equipment, net                               3,514,670              694,015                                  4,208,685
Other assets, net                                            78,072              951,565               223,000 (1)          146,780
                                                                                                       148,438 (5)
                                                                                                    (1,254,295)(6)
Investment in Telephone Warehouse                                                                    2,530,862 (2)              --
                                                                                                    (2,530,862)(3)
Intangible assets, net                                      440,000           12,684,181               646,832 (3)       13,771,013
                                                         ----------         ------------          ------------         ------------
Total assets                                             $9,396,802         $ 21,228,699          $ 12,579,459         $ 43,204,960
                                                         ----------         ------------          ------------         ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Trade accounts payable                               $1,777,208            2,755,370                               $  4,532,578
    Bank lines of credit                                  1,129,400                   --            (1,129,400)(1)               --
    Accrued expenses                                      1,073,701            1,304,836                                  2,378,537
    Current portion of bank term loan
      and obligations under capital
      leases                                                270,907              500,000              (260,000)(1)           10,907
                                                                                                        75,000 (1)
                                                                                                      (575,000)(6)
    Income taxes payable                                    277,152              157,573              (434,725)(6)               --
    Deferred revenues                                        85,797              716,237                                    802,034
    Customer deposits                                        40,421               89,039                                    129,460
                                                         ----------         ------------          ------------         ------------
Total current liabilities                                 4,654,586            5,523,055            (2,324,125)           7,853,516

Bank term loan, less current portion                        428,333           10,700,000              (428,333)(1)               --
                                                                                                     1,925,000 (1)
                                                                                                   (12,625,000)(6)
Loans from shareholders                                     258,100                   --              (258,100)(6)               --
Note payable to former shareholder                               --            2,000,000                                  2,000,000
Line of credit                                                                   300,000                40,733 (1)               --
                                                                                                      (340,733)(6)
Obligations under capital leases, less
     current portion                                         26,226                   --                                     26,226
Other liabilities                                            40,778                   --                                     40,778
Deferred tax liability                                       24,134              708,938                                    733,072

Redeemable, convertible preferred stock,
    $30 par value, 150,000 shares
    authorized, 100,000 shares issued and
    outstanding, none issued
    and outstanding, pro forma                            2,946,915                   --            (2,946,915)(4)               --

Common shareholders' equity
    Common stock, $.001 par value; 50,000,000
      shares authorized; 650,000 shares
      issued and outstanding, 1,852,590 shares
      issued and outstanding, pro forma                         650                   20                   553 (2)            1,853
                                                                                                           (20)(3)
                                                                                                           650 (4)
    Additional paid-in capital                              283,902            1,999,980             2,530,309 (2)       32,568,914
                                                                                                    (1,999,980)(3)
                                                                                                     2,946,265 (4)
                                                                                                       148,438 (5)
                                                                                                    26,660,000 (6)
    Retained earnings (deficit)                             733,178               (3,294)                3,294 (3)          (19,399)
                                                                                                      (752,577)(6)
                                                         ----------         ------------          ------------         ------------
Total common shareholders' equity                         1,017,730            1,996,706            29,536,932           32,551,368
                                                         ----------         ------------          ------------         ------------
Total liabilities and common
     shareholders' equity                                $9,396,802         $ 21,228,699          $ 12,579,459         $ 43,204,960
                                                         ==========         ============          ============         ============



CONDENSED CONSOLIDATED BALANCE SHEETS AS OF APRIL 30, 1997

(1) Reflects the refinancing of debt in connection with the Telephone Warehouse Acquisition resulting in increased borrowings of $2 million which was used to repay $1.8 million of debt and to pay financing costs of $223,000, as follows:

               New debt:
                  NationsCredit term loan                $ 2,000,000
                  NationsCredit line of credit                40,733

               Debt repaid:
                  Bank term loan                            (688,333)
                  Bank line of credit                     (1,129,400)

               Financing costs                              (223,000)

(2) Reflects the Company's issuance of 552,590 shares of Common Stock valued by management at $2.5 million to acquire Telephone Warehouse.

(3) Reflects the elimination of the Company's investment in Telephone Warehouse and a preliminary allocation of cost in excess of purchase price over the fair value of the net assets acquired in connection with the Telephone Warehouse Acquisition of approximately $10.8 million and acquired residual income of approximately $1.6 million (net of deferred tax liability of $942,000).

(4) Reflects the conversion of all outstanding shares of Series A Preferred Stock into 650,000 shares of Common Stock.

(5) Reflects the fair value of warrants, as determined by management, issued to purchase 32,410 shares of Common Stock in connection with the Telephone Warehouse Acquisition, the conversion of Series A Preferred Stock and refinancing of debt. Deferred interest expense of $148,438 was recorded at June 27, 1997, representing the estimated value of the warrants, as determined by management, which is being recognized as interest expense over the seven year term of the NationsCredit loans. The warrants expire on December 31, 2006 and may be exercised at any time.

(6) Reflects (i) the sale of Common Stock offered hereby and the application of the estimated net proceeds of $26.7 million to the repayment of bank indebtedness of $13.5 million and certain shareholder notes of $258,100 resulting in an increase to cash of approximately $12.9 million and (ii) the write-off of deferred financing costs of approximately $753,000, net of tax, related to the repayment of the bank indebtedness.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data set forth below for income statement and balance sheet data has been derived from the financial statements of the Company contained elsewhere herein. The consolidated financial statements as of and for the year ended July 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements as of and for the years ended July 31, 1994 and 1995 have been audited by Deloitte & Touche, LLP, independent auditors. The consolidated financial statements as of and for the years ended July 31, 1992 and 1993 have been derived from unaudited consolidated financial statements. The income statement data for the nine months ended April 30, 1996 and 1997 and the balance sheet data as of April 30, 1997 have been derived from unaudited interim consolidated financial statements contained elsewhere herein, which in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The data set forth below should be read in conjunction with the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                                            NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED JULY 31,                                APRIL 30,
                                 -------------------------------------------------------------------      ----------------------
                                   1992            1993          1994           1995          1996          1996          1997
                                 -------         -------      ---------       --------      --------      --------      --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Retail sales and
  activation income ........     $               $ 3,205      $   4,033       $  7,771      $ 12,518      $  9,175      $ 17,007
Residual income ............                          75            228            533         1,075           753           930
Wholesale sales ............          --              --             --             --            --            --            --
                                 -------         -------      ---------       --------      --------      --------      --------
  Total net revenues .......       1,597(1)        3,280          4,261          8,304        13,593         9,928        17,937

Cost of sales ..............         870           1,596          2,128          4,260         6,509         4,714         8,039
                                 -------         -------      ---------       --------      --------      --------      --------
Gross profit ...............         727           1,684          2,133          4,044         7,084         5,214         9,898

Selling, general and
  administrative expenses ..         722           1,203          1,918          3,896         6,601         4,841         8,789
Depreciation and
  amortization .............          --              --             43            100           225           155           285
Amortization of intangibles           --              --             --             --            --            --           160
                                 -------         -------      ---------       --------      --------      --------      --------
Income from operations .....           5             481            172             48           258           218           664
Interest expense, net ......           3               1             13             40           153           118           129
Other expense (income) .....          --              --             --             --            --            --            --

Income before provision
  for income taxes .........           2             480            159              8           105           100           535
Income tax provision .......          --             194             70             --            39            33           230
                                 -------         -------      ---------       --------      --------      --------      --------
Net income .................     $     2         $   286      $      89       $      8      $     66      $     67      $    305
                                 =======         =======      =========       ========      ========      ========      ========

Net income per share .......     $    --         $   .35      $     .11       $    .01      $    .07      $    .08      $    .22
                                 =======         =======      =========       ========      ========      ========      ========
Weighted average shares
  outstanding ..............         824             824            824            824           876           824         1,355
                                 =======         =======      =========       ========      ========      ========      ========
SELECTED OPERATING DATA:
Stores open at end of
  period:(2)
  Kiosk ....................           2               3              5             13            14            14            30
  In-Line ..................           1               1              3              9            11            12            31
                                 -------         -------      ---------       --------      --------      --------      --------
   Total ...................           3               4              8             22            25            26            61

Percentage change in
  comparable store sales(3)             (4)             (4)        (2.2%)         10.5%         11.5%          4.9%          7.9%
Average comparable store
  sales(5) .................            (4)             (4)   $ 442,000       $450,000      $462,000      $305,000      $337,000
Number of activations
  during period ............            (4)             (4)       1,661          5,205        14,803        11,395        28,890
     Total gross square
       feet at end of
       period ..............         677             821          2,447          7,006         9,529         9,529        33,231



                                                         AS OF JULY 31,                  AS OF APRIL 30,
                                       -----------------------------------------------   ---------------
                                         1992      1993    1994      1995         1996        1997
                                       ------     -----    ----     -----        -----   ---------------
                                                                     (IN THOUSANDS)

BALANCE SHEET DATA:
Working capital (deficiency)  ....     $ (68)     $165     $144     $  (110)     $  779     $  709
Total assets .....................       187       561      947       3,324       6,646      9,397
Long-term debt ...................         3        --       26         328         474        712
Preferred stock ..................        --        --       --          --       2,937      2,947
Shareholders' equity
(deficiency) .....................       (10)      276      362         621         693      1,018

- ---------------

(1) Information not available to differentiate retail sales and activation income from residual income.

(2) Includes five stores acquired in August 1996, but does not include 19 stores acquired in June 1997 pursuant to the Telephone Warehouse Acquisition.

(3) A store becomes comparable after it has been owned and operated by the Company for at least 12 full months. Comparable store sales are comprised of retail sales and activation income at the Company's retail stores, but do not include residual income.

(4)  Information not available.

(5) Represents the average retail sales and activation income on a store by store basis only for stores owned and operated by the Company for at least 12 full months as of period end (excluding two stores that generate substantially higher sales than other stores). Therefore, period to period figures may not be comparable.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


         THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

         The Company is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with stores located in 12 states, the District of Columbia and Puerto Rico. Since its inception in 1989 through June 30, 1996, the Company opened 25 stores. During that period, the Company had limited capital and opened stores with funds derived primarily from cash generated from operations. In June 1996, the Company issued $3.3 million of Series A Preferred Stock to HIG and accelerated its store expansion. Since June 1996, the Company has added a net total of 68 stores, including 5 stores acquired from Peachtree Mobility in the Atlanta metropolitan area and 19 stores acquired from Telephone Warehouse.

         The Company opened 45 stores in fiscal 1997 and presently plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999. To prepare for this expansion, during the past year management has been building the infrastructure necessary to support a rapidly growing chain of stores. The Company hired senior management, established a field structure of district managers, developed employee training programs, enhanced its financial controls and procedures and finalized standards of store design and visual presentation. The Company plans to continue its infrastructure investments during fiscal 1998 and, as a result, may experience reduced operating margins in the near term. As the Company continues to expand through new store openings and acquisitions, it expects to leverage these investments and improve margins through economies of scale.

         The Company's revenues are generated principally from four sources:

                  (i) RETAIL SALES. The Company sells cellular and wireless products, such as phones, pagers and related accessories in the Company's retail outlets.

                  (ii) ACTIVATION INCOME. The Company receives an activation commission from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service. The amount of the activation commission paid by cellular carriers is based upon various service plans offered by the carriers and is recognized by the Company at the time of sale. New subscription activation commissions are fully refundable if the subscriber cancels its subscription prior to completion of a minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement with the Company that requires a customer deposit that is forfeited in the event of early cancellation. The Company then applies the customer's deposit to reduce or offset its resulting deactivation loss owed to the carrier. The Company accrues for estimated deactivation losses, net of cancellation fees, by creating a reserve against carrier accounts receivable.

                  (iii) RESIDUAL INCOME. The Company receives monthly payments made by certain cellular carriers and pager customers. Cellular residual payments are based upon a percentage (usually 4-6%) of the customers' monthly service charges and are recognized as income when received. Pager residual payments are received on a monthly basis directly from pager customers for the pager airtime that the Company buys wholesale from paging carriers and then resells to individuals and small businesses.

                  (iv) WHOLESALE SALES. The Company recently began to wholesale cellular and wireless products when it acquired Telephone Warehouse in June 1997. The wholesale business typically has higher volumes and lower margins than the retail business, but provides the Company with greater purchasing power and additional distribution capabilities.

         Comparable stores sales include only stores owned and operated by the Company for at least 12 full months and are comprised of retail sales and activation income, as residual income is not allocated among stores.

         Historically, retail sales have accounted for most of the Company's net revenues. As sales of discounted and "free" cellular phones designed to attract new subscribers have increased significantly, the number of activations has increased and activation income has become increasingly significant to the Company's net revenues. The Company has recently made a strategic decision to accept increased activation income in connection with certain new carrier agreements in lieu of monthly residual payments to optimize cash flow and to facilitate the Company's growth strategy. As a result, management believes that activation income may account for an increased share of the Company's future net revenues relative to residual income.

         To date, the cost of wireless products has gradually decreased over time. With such lower costs, the Company typically has offered lower prices to attract more subscribers, which has increased its total activation income and contributed to gross profit improvements. Consequently, the Company believes that as prices of wireless products decrease they become more affordable to consumers, expanding the wireless communications market and creating an opportunity to attract new subscribers and increase activation income.

         The Company has developed two distinct mall-based store formats, free-standing kiosks and traditional "in-line" stores. The average capital expenditures for new kiosk and in-line locations approximate $30,000 and $90,000, respectively. The initial inventory for a new store approximates $32,000 for a kiosk and $46,000 for an in-line store. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas. Pre-opening costs for new stores such as travel and the hiring and training of new employees are expensed as incurred and typically average $3,000 per store. In fiscal 1997, comparable stores generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores). Generally, the Company's new store sales reach normal operating levels after three months of operations.

         In connection with the offering, the Company expects to incur a write-off of deferred financing costs of approximately $753,000, net of tax, in connection with the repayment of bank indebtedness with a portion of the proceeds of this offering.

ACQUISITION OF TELEPHONE WAREHOUSE

         In June 1997, the Company more than doubled the amount of its assets and previous twelve months' total net revenues by acquiring Telephone Warehouse, one of the largest AT&T cellular agents in the Southwest. Telephone Warehouse operates 19 wireless specialty retail stores in Texas, Missouri and Kansas and wholesales cellular and wireless products to over 1,000 regional and local retailers, distributors and carriers. On a pro forma basis, the Company had $60.7 million in total net revenues, $22.3 million in gross profit and $2.4 million in income from operations for the year ended July 31, 1996 and had $54.7 million in total net revenues, $21.9 million in gross profit and $2.4 million in income from operations for the nine months ended April 30, 1997. See "Unaudited Pro Forma Financial Data."

         Telephone Warehouse had total net revenues of $49.6 million ($22.4 million of which were from retail sales, activation and residual income and the remaining were from wholesale operations) and income from operations of $4.0 million for its fiscal year ended December 31, 1996.

         The accelerated amortization applied to the value of the residual income acquired in connection with the Telephone Warehouse Acquisition is expected to have a significantly negative effect on net income in the fourth quarter of fiscal 1997 and for the next two fiscal years. See Note 2 to the "Pro Forma Condensed Consolidated Statements of Income."

         Prior to its acquisition by the Company, Telephone Warehouse was operated with different strategic and financial objectives. Former management sought to maximize cash flow and shareholder distributions, rather than reinvest earnings in new store growth. As a result, Telephone Warehouse's net revenues and number of stores did not grow significantly in recent years.

         The Company's principal purpose in acquiring Telephone Warehouse was to obtain immediate access to desirable markets, such as Dallas, San Antonio and Kansas City, and locations and to qualified sales personnel and an existing subscriber base. The Company intends to apply its operating strategy to Telephone Warehouse, leverage Telephone Warehouse's existing infrastructure and grow Telephone Warehouse's retail operations. In addition, the Company has the opportunity to leverage the expertise of and benefit from Telephone Warehouse's significant pager business. Management believes that the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities.

         In connection with the acquisition, the Company issued 552,590 shares of Common Stock and assumed $13.1 million of indebtedness. The Company recorded intangibles of approximately $13.3 million, of which $10.8 million was allocated to goodwill, to be amortized over a 30-year period, and $2.5 million was allocated to acquired residual income, substantially all of which is to be amortized through the year 2000 on an accelerated basis according to the anticipated timing of acquired cash flows. The Company has accounted for the Telephone Warehouse Acquisition using the purchase method of accounting and, as a result, does not include in its financial statements the results of operations of Telephone Warehouse prior to the date it was acquired by the Company.

RESULTS OF OPERATIONS

         The following table summarizes for the periods presented certain selected income statement data of the Company expressed as a percentage of total net revenues:

                                                  FISCAL YEAR ENDED JULY 31,       NINE MONTHS ENDED APRIL 30,
                                               ------------------------------      ---------------------------
                                                1994         1995       1996            1996           1997
                                               ------       ------     ------          -----           -----
     Total net revenues...................     100.0%       100.0%     100.0%          100.0%          100.0%
     Cost of sales........................      49.9         51.3       47.9            47.5            44.8
                                               ------       ------     ------          ------          ------
     Gross profit.........................      50.1         48.7       52.1            52.5            55.2
     Selling, general and
        administrative expenses...........      45.0         46.9       48.6            48.8            49.0
     Depreciation and amortization........       1.0          1.2        1.7             1.6             1.6
     Amortization of intangibles..........         -            -          -               -             0.9
     Income from operations...............       4.0          0.6        1.9             2.2             3.7
     Interest expense, net................       0.3          0.5        1.1             1.2             0.7
     Income tax provision.................       1.6            -        0.3             0.3             1.3
                                               ------       ------     ------          ------          ------
     Net income...........................       2.1%         0.1%       0.5%            0.7%            1.7%
                                               ======       ======     ======          ======          ======
     Number of stores at end of period....         8           22         25              26              61


                                   THE COMPANY

NINE MONTHS ENDED APRIL 30, 1997 COMPARED TO NINE MONTHS ENDED APRIL 30, 1996

         TOTAL NET REVENUES increased $8.0 million, or 80.7%, to $17.9 million for the nine months ended April 30, 1997 from $9.9 million for the nine months ended April 30, 1996 due to increases in retail sales, activation income and residual income. Retail sales and activation income increased 85.4% to $17.0 million from $9.2 million and residual income increased 23.5% to $930,000 from $753,000. Comparable store sales increased 7.9% and accounted for $693,000 or 8.7% of the increase in total net revenues. Sales relating to 31 new stores opened, five stores acquired since July 31, 1996 and the four stores that were not yet open for 12 full months accounted for $7.3 million or 91.1% of the increase in total net revenues. The comparable stores sales growth was primarily attributable to increased advertising during the holiday season in the second fiscal quarter and the growth of cellular subscribers in the wireless industry overall. The increase in residual income was due to the increase in the number of cellular activations (28,890 activations during the nine months ended April 30, 1997 as compared to 11,395 activations during the nine months ended April 30, 1996) and the addition of new pager subscribers resulting from the Peachtree Acquisition. The Company had 61 stores open at April 30, 1997 as compared to 25 at July 31, 1996.

         GROSS PROFIT increased $4.7 million, or 89.8%, to $9.9 million for the nine months ended April 30, 1997 from $5.2 million for the nine months ended April 30, 1996. As a percentage of total net revenues, gross profit increased to 55.2% from 52.5% primarily due to activation income increasing at a faster rate than the cost of merchandise sold. Management expects that, following the acquisition of Telephone Warehouse, gross profit as a percentage of total net revenues will decrease since wholesale sales generally have lower margins than retail sales.

         SELLING, GENERAL AND ADMINISTRATIVE expenses increased $3.9 million, or 81.5%, to $8.8 million for the nine months ended April 30, 1997 from $4.8 million for the nine months ended April 30, 1996, primarily as a result of higher personnel, rent and related costs associated with the opening of 31 new stores and the acquisition of 5 Peachtree stores. Higher advertising costs were incurred in connection with entering new markets and additional expenses related to infrastructure investments were incurred to support this expansion. Management believes that more advertising is required to support sales in new markets than is required to support the same level of sales in existing markets and, as a result, expects advertising to increase in future periods as the Company expands into new markets with new store openings. A charge of $129,000 was recorded in April 1997 to cover the closing of one underperforming store and the write-off of the related assets. As a percentage of total net revenues, selling, general and administrative expenses increased to 49.0% during the nine months ended April 30, 1997 from 48.8% during the nine months ended April 30, 1996.

         AMORTIZATION OF INTANGIBLES consisted of $160,000 for the nine months ended April 30, 1997 associated with the thirty month noncompete agreement entered into in August 1996 in connection with the Peachtree Acquisition.

         INCOME FROM OPERATIONS increased $446,000 to $663,000 for the nine months ended April 30, 1997 from $217,000 for the nine months ended April 30, 1996 and increased as a percentage of total net revenues to 3.7% from 2.2%.

         INTEREST EXPENSE, NET increased $11,000 to $129,000 for the nine months ended April 30, 1997 from $118,000 for the nine months ended April 30, 1996 primarily due to increased bank borrowings. The increase in gross interest expense was partially offset by interest income earned primarily on the cash relating to HIG's preferred stock investment in the Company.

         INCOME TAX PROVISION was $230,000 for the nine months ended April 30, 1997 as compared to $33,000 for the nine months ended April 30, 1996 primarily as a result of a $435,000 increase in income before provision for income taxes. In addition, the effective tax rate in 1997 was 43% as compared to 33% in 1996. The higher effective tax rate in 1997 resulted primarily from adjustments made to deferred tax balances related to depreciation.

         NET INCOME increased to $305,000 for the nine months ended April 30, 1997 from $67,000 for the nine months ended April 30, 1996.

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

         TOTAL NET REVENUES increased $5.3 million, or 63.7%, to $13.6 million in fiscal 1996 from $8.3 million in fiscal 1995. Retail sales and activation income increased 61.1% to $12.5 million from $7.8 million, and residual income increased 101.6% to $1.1 million from $533,000. Comparable store sales increased 11.5% and accounted for $855,000, or 16.2%, of the increase in total net revenues. Net revenues from the three stores opened during fiscal 1996 and the 14 stores that were not yet open for 12 full months accounted for $4.4 million, or 83.2%, of the increase in total net revenues. The comparable store sales increase was primarily attributable to the introduction of a new model of cellular phone to the market during the fourth quarter of fiscal 1996, increased number of activations relating to corporate accounts, increased carrier promotions conducted in certain of the Company's significant cellular markets and the growth of cellular subscribers in the wireless industry overall. The increase in residual income was due to the growth in the number of the Company's cellular subscribers corresponding to the increase in cellular activations (to 14,803 in fiscal 1996 from 5,205 in fiscal 1995). The Company had 25 stores open at July 31, 1996 as compared to 22 at July 31, 1995.

         GROSS PROFIT increased $3.0 million, or 75.2%, to $7.0 million in fiscal 1996 from $4.0 million in fiscal 1995. As a percentage of total net revenues, gross profit increased to 52.1% in fiscal 1996 from 48.7% in fiscal 1995, primarily due to activation income increasing at a faster rate than the cost of merchandise sold.

         SELLING GENERAL AND ADMINISTRATIVE expense increased $2.7 million, or 69.4%, to $6.6 million in fiscal 1996 from $3.9 million in fiscal 1995 primarily as a result of higher personnel, rent and related costs associated with the opening of new stores. As a percentage of total net revenues, selling, general and administrative expense increased to 48.6% in fiscal 1996 from 46.9% in fiscal 1995. This increase resulted from higher expenses associated with new stores with lower initial sales volumes compared to established stores and increased general and administrative expenses related to adding field management and increasing advertising to support expansion into new markets.

         INCOME FROM OPERATIONS increased $210,000 to $258,000 in fiscal 1996 from $48,000 in fiscal 1995 and increased as a percentage of total net revenues to 1.9% from 0.6%.

         INTEREST EXPENSE, NET increased $113,000 to $153,000 in fiscal 1996 from $40,000 in fiscal 1995 primarily as a result of higher bank borrowings to finance the increase in the Company's working capital requirements and additional store openings.

         INCOME TAX provision was $39,000 in fiscal 1996 as a result of $97,000 increase in income before provision for income taxes.

         NET INCOME was $66,000 in fiscal 1996 from $8,000 in fiscal 1995.

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1994

         TOTAL NET REVENUES increased $4.0 million, or 94.9%, to $8.3 million in fiscal 1995 from $4.3 million in fiscal 1994. Retail sales and activation income increased 92.7% to $7.8 million in fiscal 1995 from $4.0 million in fiscal 1994 and residual income increased 133.5% to $533,000 in fiscal 1995 from $228,000 in fiscal 1994. Comparable store sales increased 10.5% and accounted for $424,000, or 10.5%, of total net revenues. Net revenues from the 14 stores opened during fiscal 1995 and the four stores that were not yet open for 12 full months accounted for $3.6 million, or 89.1%, of the increase in total net revenues. The comparable store sales growth was primarily attributed to improved merchandise assortments, higher focus on activations and retention of more qualified sales associates through an improved store payroll structure. The increase in residual income was due to the growth in the number of the Company's cellular subscribers corresponding to the increase in cellular activations (to 5,205 in fiscal 1995 from 1,661 in fiscal 1994). The Company had 22 stores open at July 31, 1995 as compared to 8 stores open at July 31, 1994.

         GROSS PROFIT increased $1.9 million, or 89.5%, to $4.0 million in fiscal 1995 from $2.1 million in 1994. As a percentage of total net revenues, gross profit decreased to 48.7% in fiscal 1995 from 50.1% in fiscal 1994, primarily due to the introduction of discounts on the retail price of phones.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSE increased $2.0 million, or 103.1%, to $3.9 million in fiscal 1995 from $1.9 million in fiscal 1994 primarily due to increases in payroll, rent and other costs associated with the opening of 14 stores in fiscal 1995. Higher payroll costs were incurred due to modifications to the store payroll structure designed to attract and retain quality sales associates. As a percentage of total net revenues, selling general and administrative expense increased to 46.9% in fiscal 1995 from 45.0% in fiscal 1994. This increase resulted from higher expenses associated with new stores with lower initial sales volume compared to established stores.

         INCOME FROM OPERATIONS decreased $124,000 to $48,000 in fiscal 1995 from $172,000 in fiscal 1994 and decreased as a percentage of total net revenues to 0.6% from 4.0%.

         INTEREST EXPENSE, NET increased $27,000 to $40,000 in fiscal 1995 from $13,000 in fiscal 1994 primarily as a result of higher bank borrowings.

         NET INCOME was $8,000 in fiscal 1995 compared to $90,000 in fiscal
1994.


                               TELEPHONE WAREHOUSE

FOUR MONTHS ENDED APRIL 30, 1997 COMPARED TO FOUR MONTHS ENDED APRIL 30, 1996

         TOTAL NET REVENUES decreased $565,000, or 3.8%, to $14.5 million for the four months ended April 30, 1997 from $15.0 million for the four months ended April 30, 1996. Retail sales and activation income decreased 4.3% to $4.2 million and wholesale sales decreased 8.5% to $7.4 million. These decreases were partially offset by an increase in residual income of 11.5% to $2.9 million from $2.6 million. Comparable store sales, based on retail sales and activation income, were flat. The decrease in retail sales, activation income and wholesale sales was primarily due to the diversion of management's attention during the period preceding the acquisition of Telephone Warehouse. In addition, Telephone Warehouse closed two stores during the four months ended April 30, 1997. The decrease in wholesale sales resulted from high levels of Ericsson digital phone sales during the four months ended April 30, 1996. Due to lower cost sourcing, special discounted prices on the Ericsson phones were offered during the four months ended April 30, 1996, which were not repeated in the comparable period in 1997. The increase in residual income is primarily attributable to the increase in the number of pager activations.

         GROSS PROFIT decreased $284,000, or 5.5%, to $4.9 million during the four months ended April 30, 1997 from $5.2 million during the four months ended April 30, 1996. As a percentage of total net revenues, gross profit decreased to 33.8% in the four months ended April 30, 1997 from 34.4% in the four months ended April 30, 1996 primarily due to increased promotions offering free accessories to promote cellular activations in the retail stores. In addition, the four month period ended April 30, 1996 had higher wholesale margins due to lower cost sourcing associated with the high levels of Ericsson digital phone sales, and such higher wholesale margins were not repeated in the comparable period in 1997.

         SELLING, GENERAL AND ADMINISTRATIVE expenses remained constant at $3.2 million for the four months ended April 30, 1997 and, as a percentage of total net revenues, increased to 22.3% from 21.6% for the comparable period in 1996 due to the decrease in total net revenues.

         AMORTIZATION OF INTANGIBLES consisted of $773,000 for the four months ended April 30, 1997 associated with the amortization of goodwill and acquired residual income resulting from the acquisition of Telephone Warehouse by TCP, an affiliate of HIG.

         INCOME FROM OPERATIONS decreased $805,000 to $495,000 for the four months ended April 30, 1997 from $1.3 million for the four months ended April 30, 1996 and decreased as a percentage of total net revenues to 3.4% from 8.6%.

         INTEREST EXPENSE, NET was $437,000 for the four months ended April 30, 1997 compared to a net interest income of $26,000 for the four months ended April 30, 1996, primarily due to the indebtedness incurred in connection with the acquisition of Telephone Warehouse.

         NET INCOME. As a result of the foregoing, Telephone Warehouse incurred a net loss of $3,000 during the four months ended April 30, 1997 compared to a net income of $1,102,000 during the four months ended April 30, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         TOTAL NET REVENUES increased $4.8 million, or 10.7%, to $49.6 million in 1996 from $44.8 million in 1995. Wholesale sales increased $7.0 million, or 34.4%, to $27.3 million in 1996 from $20.3 million in 1995 primarily due to high levels of Ericsson digital phones sales. Due to lower cost sourcing, special discounted prices on Ericsson digital phones were offered during the first half of the year. Residual income increased $1.1 million, or 14.6%, to $8.3 million in 1996 from $7.3 million in 1995 due to an increase in cellular and pager subscribers. Retail sales and activation income decreased $3.2 million, or 18.8%, to $14.0 million in 1996 from $17.3 million in 1995 due to a decline in carrier promotions, which resulted in fewer activations and equipment sales. In addition, the Company increased promotions of free pagers, which resulted in a corresponding decline in retail product sales.

         GROSS PROFIT increased $1.8 million, or 12.4%, to $16.2 million in 1996 from $14.4 million in 1995. Gross profit as a percentage of total net revenues increased to 32.7% in 1996 from 32.3% in 1995 primarily due to an increase in residual income and higher wholesale margins associated with the Ericsson digital phone sales.

         SELLING, GENERAL AND ADMINISTRATIVE expense increased $178,000, or 1.7%, to $10.4 million in 1996 from $10.2 million in 1995. As a percentage of total net revenues, selling, general and administrative expense decreased to 20.9% in 1996 from 22.7% in 1995 because sales increased more rapidly than selling, general and administrative expense.

         INCOME FROM OPERATIONS increased $2.1 million to $4.0 million in 1996 from $1.9 million in 1995 and increased as a percentage of total net revenues to 8.1% from 4.1%.

         INTEREST INCOME, NET increased $19,000 to $30,000 in 1996 from $11,000 in 1995.

         NET INCOME increased to $3.4 million in 1996 from $1.7 million in 1995 for the above reasons and due to the decrease in former shareholder compensation expense of $529,000.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         TOTAL NET REVENUES increased $2.4 million, or 5.5%, to $44.8 million in 1995 from $42.4 million in 1994. Wholesale sales increased 8.0% to $20.3 million in 1995 from $18.8 million in 1994 primarily due to the addition of sales personnel in the wholesale operations. Residual income increased 30.2% to $7.3 million in 1995 from $5.6 million in 1994 due to the increase in cellular and pager subscribers. Retail sales and activation income decreased 4.7% to $17.3 million in 1995 from $18.1 million in 1994, due to increased product discounting.

         GROSS PROFIT increased $2.3 million, or 19.1%, to $14.4 million in 1995 from $12.1 million in 1994. Gross profit as a percentage of total net revenues increased to 32.2% in 1995 from 28.6% in 1994 primarily due to a decrease in the cost of wireless products.

         SELLING GENERAL AND ADMINISTRATIVE expense increased $1.4 million, or 15.8%, to $10.2 million in 1995 from $8.8 million in 1994 primarily due to increases in payroll, rent, advertising resulting from the opening of new stores. As a percentage of total net revenues, selling, general and administrative expense increased to 22.7% in 1995 from 20.7% in 1994. This increase resulted from higher expenses associated with new stores with lower initial sales volumes compared to established stores.

         INCOME FROM OPERATIONS increased by $1.9 million to $1.9 million in 1995 from a loss from operations of $85,000 in 1994 and increased as a percentage of total net revenues to 4.1% from a loss of 0.2%

         INTEREST INCOME, NET decreased $9,000 to $11,000 in 1995 from $20,000 in 1994.

         NET INCOME increased to $1.7 million from a loss of $86,000 in 1994 for the above reasons and due to a decrease in former shareholder compensation expense of $1.1 million.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity requirements have been primarily to support its increased inventory requirements and build-out costs for new store expansion and to fund acquisitions. The Company has historically financed its liquidity needs through a combination of bank borrowings, capital contributions, loans from shareholders and cash provided by operations. Telephone Warehouse's liquidity requirements have been primarily to finance its working capital requirements. Telephone Warehouse has historically financed its liquidity needs primarily through loans from its former shareholder.

         The Company's working capital decreased $69,356 to $709,474 at April 30, 1997 from $778,830 at July 31, 1996. The Company's cash requirements during the nine months ended April 30, 1997 were affected by the need for increased working capital to fund the Company's growth. Accounts receivable and inventory increased $3.1 million, or 168.0% to $4.9 million at April 30, 1997 from $1.8 million at July 31, 1996. This increase was partially offset by an increase in accounts payable of $935,718, or 111.2% to $1.8 million at April 30, 1997 from $841,490 at July 31, 1996.

         The Company's net cash used in operating activities increased to $630,829 for the nine months ended April 30, 1997 from $116,663 for the nine months ended April 30, 1996. The decrease in net cash provided by operating activities resulted primarily from an increase in inventories and accounts receivable partially offset by an increase in current liabilities and net income reflecting the growth in the Company's operations. During fiscal 1996, net cash provided by operating activities was $252,184 primarily attributable to net income before a non-cash charge of $225,159 for depreciation and amortization.

         Telephone Warehouse's net cash provided by operating activities decreased to $893,613 for the four months ended April 30, 1997 from $985,023 for the four months ended April 30, 1996. The decrease in cash provided for the four months ended April 30, 1997 as compared to the comparable period in 1996 is primarily due to lower net earnings before a non-cash charge of $773,356 for amortization of intangibles in connection with the Telephone Warehouse Acquisition. During fiscal 1996, net cash provided by operating activities was $4.0 million primarily due to net income of $3.4 million.

         The Company's net cash used in investing activities increased to $1.2 million for the nine months ended April 30, 1997 from $476,959 for the nine months ended April 30, 1996. The increase in cash used by investing activities was primarily attributable to capital expenditures of $2.4 million and the Company's acquisition of Northpoint Cellular (more commonly known as Peachtree Mobility) for $850,000, partially offset by the release of $2.0 million of escrowed cash relating to HIG's preferred stock investment in the Company. Net cash used in investing activities in fiscal 1996 was $2.5 million which primarily consisted of $594,185 in capital expenditures and $2.0 million in escrowed cash from HIG, both of which were used principally to fund new store openings.

         Telephone Warehouse's net cash used in investing activities increased to $11.8 million for the four months ended April 30, 1997 from $2,359 for the four months ended April 30, 1996 due to TCP's acquisition of Telephone Warehouse effective January 1, 1997. See Note 1 to the Combined Financial Statements of Telephone Warehouse.

         The Company's net cash provided by financing activities increased to $696,404 for the nine months ended April 30, 1997 from $527,414 for the nine months ended April 30, 1996 primarily due to increased borrowings. During fiscal 1996, net cash provided by financing activities was $3.4 million, primarily reflecting $2.9 million of proceeds from the Company's sale of Series A Preferred Stock to HIG in June 1996.

         Telephone Warehouse's net cash provided by financing activities increased to $11.5 million for the four months ended April 30, 1997 as compared to net cash used by financing activities of $1.3 million for the four months ended April 30, 1996. The increase in net cash used by financing activities is due to increased borrowings relating to TCP's acquisition of Telephone Warehouse. See Note 1 to the Combined Financial Statements of Telephone Warehouse. During fiscal 1996, net cash used in financing activities was $4.8 million reflecting a dividend distribution taken by its former shareholder.

         At April 30, 1997, the Company's capital expenditure commitments through fiscal 1998 were approximately $3.9 million and relate primarily to new store openings, enhancements to the Company's management information system and, to a lesser extent, renovation of existing stores. The average capital expenditures for new kiosk and in-line locations approximate $30,000 and $90,000, respectively. Initial inventory for a new store approximates $32,000 for a kiosk and $46,000 for an in-line store. Start-up costs for new stores such as travel and the hiring and training of new employees are expensed as incurred and typically average $3,000 per store. No assurance can be given that the amount of capital expenditures anticipated to be made by the Company during fiscal 1998 will, in fact, be made. The timing and amount of capital expenditures is dependent upon a variety of factors, including the availability of suitable sites for the construction of new stores, the size of the store and the extent of build-out required at the selected site.

         The Company's existing credit facility provides for borrowings of up to $22.1 million, of which $14.1 million was outstanding as of July 31, 1997. The credit facility, which expires in January 2004, is secured by substantially all of the Company's assets, including the capital stock of Telephone Warehouse owned by the Company, and by the capital stock of the Company owned by HIG. The credit facility is comprised of a $9.0 million revolving loan and an aggregate of $13.1 million in term loans. The revolving credit facility's availability is based on a formula of eligible receivables and inventories, and at July 31, 1997 the Company had an additional $6.0 million available for borrowing. Advances under the revolving credit line bear interest at 3.75% above the commercial paper rate. The term loans are payable in increasing quarterly payments over seven years and bear interest at 4.5% over the commercial paper rate.

         The Company intends to use a portion of the net proceeds of this offering to repay all amounts outstanding under its existing bank term loans and credit facility. The Company expects that it will thereupon terminate its existing credit facility and secure other credit facilities with a commercial bank. The Company anticipates that net proceeds from the offering of Common Stock, cash provided by operations and borrowings under credit facilities, will be sufficient to meet currently foreseeable liquidity requirements.

SEASONALITY

         The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's quarterly results can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations, as well as other factors.

                                    BUSINESS

GENERAL

         The Company is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with 93 stores located in 12 states, the District of Columbia and Puerto Rico as of July 31, 1997. The Company's stores, located predominantly in regional shopping malls, seek to offer one-stop shopping for consumers to purchase cellular, PCS, paging, internet, satellite, and other wireless products and services and related accessories. The Company is also a leading wholesaler of cellular and wireless products and accessories to more than 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers.

         The Company's business strategy is to offer the most extensive assortment of wireless products and services at everyday low prices supported by knowledgeable customer service, through conveniently located and attractively designed stores. The Company believes that this strategy provides it with a competitive advantage by combining the extensive product selection, competitive prices and operating efficiencies typical of a "big box" retailer with the superior customer service and upscale shopping experience characteristic of a specialty retailer. The Company offers wireless products from well-known, name-brand suppliers such as AT&T, Ericsson, Motorola, Nokia and Sony. The Company's stores typically sell up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 SKUs of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs. The Company offers everyday low prices that are competitive with other retailers and supports this policy with price guarantee, upgrade and trade-in programs.

INDUSTRY DYNAMICS

         The wireless communications industry provides voice and data communications services through cellular telephone, personal communications services, satellite, enhanced specialized mobile radio and paging services. Advances in system technology and equipment, combined with lower equipment prices and service charges, have increased consumer acceptance and have caused significant increases in worldwide demand for wireless communications products and services.

         CELLULAR/PCS MARKET

         Cellular telephone service has been one of the fastest growing markets within the industry. Since the inception of the cellular phone industry in 1983, the number of U.S. cellular subscribers has grown to approximately 44 million by year end 1996, having grown at an annual compound rate of 41% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16.6%, based on the U.S. population. In 1996, PCS wireless services were introduced in selected regions of the U.S., which resulted in approximately 300,000 subscribers by year end. Paul Kagan Associates, Inc. projects that by the year 2000 the number of cellular and PCS subscribers in the U.S. will reach approximately 89 million. According to CTIA, approximately $24 billion was spent on cellular service in 1996.

         The following table sets forth certain information with respect to the cellular telephone market for the last five years:

                                                  YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------      1992-96
                                 1992           1993          1994         1995        1996      CAGR(1)
                                 ----           ----          ----         ----        ----      -------

Cellular subscribers
  (millions)                      11.0          16.0          24.1          33.8       44.0       41.4%
       % GROWTH                   46.0%         45.1%         50.8%         40.0%      30.4%        --
Cellular penetration               4.3%          6.2%          9.1%         12.9%      16.6%        --
Cellular service revenue
  ($billions)                    $ 7.8         $10.9         $14.2         $19.1      $23.6       31.8%
       % GROWTH                   37.0%         39.2%         30.6%         34.0%      23.9%        --

- ---------------

(1)   Compound annual growth rate measured from 1992 through 1996.

         In recent years the number of systems and services has expanded within the cellular industry. Until 1993, cellular systems in the U.S. were based upon analog radio frequency technology. Primarily in response to the growth in the number of cellular subscribers, many cellular carriers are upgrading their existing cellular systems from analog to digital radio frequency technology to increase capacity. Digital technology offers advantages over analog systems for consumers, such as better quality, improved call security, lower service charges and the ability to provide data transmission services. The Company believes it will benefit from the increased availability of digital systems as demand increases for cellular service and new cellular products. In 1996, PCS wireless services were introduced as an alternative to cellular technology. PCS utilizes digital technology similar to digital cellular service, but operates on different transmission frequencies. As a result, PCS telephones offer many of the same benefits as digital cellular telephones but currently have more limited coverage areas and service plans.

         The Company believes that it will benefit from the increase in the number of wireless service providers. Prior to 1995, the Federal Communications Commission (the "FCC") allowed two carriers to provide cellular service to each metropolitan service area. In 1995 and 1996, the FCC completed auctions of major area PCS licenses. As a result, up to five PCS carriers have been granted licenses to operate in each metropolitan service area, increasing the total number of potential PCS and cellular carriers to as many as seven per market. The Company sells PCS in most of its markets where PCS service is available. The Company believes that an increase in the number of wireless service providers will increase competition among carriers. Such competition could result in increased demand for wireless communications products, lower prices, increased advertising and improved service quality. As such competition increases between cellular and PCS carriers, management believes that agents with multiple points of distribution, such as the Company, will become more important to the growth of carrier sales.

         PAGING MARKET

         The paging market has also grown significantly in recent years. The number of U.S. pagers in service has grown to approximately 42 million by year end 1996, having grown at an annual compound rate of approximately 29% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16%, based on the U.S. population. The Strategis Group projects that by the year 2000, the number of U.S. pagers in service will reach over 60 million.

         The Company believes that the growth in the paging industry has been and will continue to be driven by higher speed services, new features and growth in the wireless communications industry. Paging continues to be a lower-cost, wireless alternative to cellular and PCS service. In addition, paging is also complementary to cellular, offering users the ability to screen incoming calls and to minimize usage-based charges.

         The following table sets forth certain information with respect to the paging market for the last five years:

                                                 YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------        CAGR(1)
                               1992          1993         1994         1995         1996        1992-96
                               ----          ----         ----         ----         ----        -------
Pagers in service              15.3          19.3         26.3          34.5       42.3           28.9%
  (millions)
       % GROWTH                29.7          26.1         36.3          31.2       22.6           --

Paging penetration               6%            8%          10%           13%        16%           --

- ---------------

(1)   Compound annual growth rate measured from 1992 through 1996.

         EMERGING WIRELESS TECHNOLOGIES

         The Company anticipates that the emergence of new wireless communications technologies and services such as enhanced specialized mobile radio ("ESMR") and satellite communications systems, will increase the variety of wireless services and expand the potential retail market for wireless products. The Company intends to sell other products and services incorporating new technologies as they become available. The Company believes that certain of its existing carriers will be participants in developing new communications technologies and its current suppliers will be suppliers of products incorporating these new technologies. The Company anticipates that its relationships with these carriers and suppliers will enable the Company to take advantage of opportunities to sell new products and services. Management also believes that carriers of advanced technologies will have a financial incentive to utilize the Company's retail distribution capabilities to increase consumer acceptance and use of their new systems.

         DISTRIBUTION CHANNELS

         The Company believes that a shift is occurring in the distribution of cellular and wireless services, products and accessories in the United States. For many years cellular and wireless products and services were distributed to consumers directly through telemarketing, direct mail, direct sales forces and, to a lesser extent, retail outlets. As wireless services and products have become more affordable, the market has expanded significantly and shifted to a broader consumer base, which purchases for, among other reasons, convenience and security purposes. In order to better access such a broad consumer base, management believes carriers will seek multiple points of retail distribution including established independent specialty retailers such as the Company, their own retail outlets and "big box" electronics retailers.

OPERATING STRATEGY

         The Company's operating strategy is to enhance its position as the largest independent specialty retailer of cellular and wireless products and services in the United States by emphasizing the following competitive strengths:

         * PRIME STORE LOCATIONS. The Company seeks to locate its retail stores in prime locations in regional shopping malls or other high traffic locations in selected geographic markets having desirable demographic statistics. Management believes that the Company's market presence, established relationships with national mall developers, attractive store design and relatively high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company utilizes either kiosk or in-line store formats to have greater flexibility to place stores in the best available locations.

         * STRONG STORE-LEVEL ECONOMICS. The Company believes that its store level economics compare favorably to other retailing sectors. The Company has developed both kiosk and in-line mall stores, which average approximately 150 and 800 square feet in size, respectively. In fiscal 1997, comparable stores (stores owned and operated by the Company for at least 12 full months) generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores) and, although sales per square foot vary by format, overall the Company's stores had average sales per square foot of approximately $1,000. In fiscal 1997, per store capital expenditures and initial inventory for new kiosks and in-line stores averaged approximately $62,000 and $136,000, respectively.

         * ATTRACTIVE STORE DESIGN. Let's Talk Cellular & Wireless stores are designed to create a warm and inviting atmosphere that emphasizes the Company's distinctive, upscale image and encourages impulse purchases. The typical store utilizes a combination of light wood, glass and bright colors to attract walk-in traffic and encourage browsing. Merchandise is displayed in large glass cases with prominent signage containing simple explanations of product and service features and benefits, as well as pricing and subscription information. The Company believes its attractive store design, merchandise presentations and signage are a significant factor in establishing, differentiating and reinforcing the "Let's Talk Cellular & Wireless" brand.

         * EXTENSIVE MERCHANDISE SELECTION. The Company seeks to offer the most extensive selection of cellular and wireless products, services and accessories in the industry from leading suppliers such as Motorola, Nokia, Ericsson, Sony and AT&T for cellular phones, Ericsson and Sony for PCS phones and Motorola, NEC, Panasonic and Sony for numeric, alpha numeric and two-way pagers. A typical store offers up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 SKUs of other wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company believes that its stores offer a significantly greater breadth of products than the typical carrier-owned store. The Company attempts to emphasize in-stock availability of products that reflect the latest technology and industry trends. As an independent retailer, the Company has the advantage of being able to objectively select from among the available carriers and suppliers in choosing services and products to offer its customers. The Company believes it provides individuals and small businesses with one-stop shopping for all of their wireless communications needs.

         * EXCEPTIONAL CUSTOMER SERVICE. The Company believes that providing high quality, knowledgeable and personalized customer service differentiates the Company from its competitors. The Company has implemented extensive employee training programs on an ongoing basis designed to ensure that its sales associates are thoroughly familiar with the latest technical and functional elements of its products and services as they are introduced. With the technological advancements and introductions of new products and service options in the wireless industry, customers are more likely to require the advice of increasingly qualified salespeople to assist in product and service selections. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is an important part of its business strategy. The Company emphasizes a consultative selling process, in which sales personnel inquire about the needs and desires of each customer, in an attempt to recommend the most appropriate products and services.

         * COMPETITIVE EVERYDAY LOW PRICING. The Company maintains everyday low prices that are competitive with prices charged by other retailers within each local market. The Company supports this policy with a lowest-price guarantee, 7-day return policy and 30-day satisfaction guarantee to provide customer assurance and satisfaction. In addition, customers are eligible to receive 100% credit for their product purchases if they upgrade within 12 months of the original purchase.

         * SOPHISTICATED FINANCIAL CONTROLS. Each Let's Talk Cellular & Wireless store is equipped with a modern point-of-sale computer terminal. The point-of-sale terminals are linked to a central computer at the Miami headquarters, allowing the Company's finance staff to continuously monitor sales and inventory levels. The system is capable of generating financial statements at the store level, providing management with key operating and financial data in a timely manner, thereby allowing the Company to respond quickly to changes in consumer preferences and emerging industry trends. The Company anticipates spending approximately $650,000 during fiscal 1998 in connection with the upgrading of its entire corporate MIS system, which will allow the Company to efficiently monitor up to 300 retail locations. This new system is expected to be fully tested and on-line by April 1998.

         * WHOLESALE STRATEGY. Management believes the wholesale business provides the Company greater purchasing power and additional distribution capabilities which complement the Company's retail operations. The Company intends to continue to expand its wholesale business by aggressively seeking to obtain more accounts with distributors, carriers and independent retailers. In addition, the Company intends to utilize its Miami distribution facility to support its wholesale operations and offer faster delivery and lower-cost shipping to its east coast accounts. The Company also intends to purchase substantially all of its cellular and wireless product inventory through its wholesale operations and, as a result of the increased volume of wholesale purchases, obtain such products at lower cost.

GROWTH STRATEGY

         Since opening its first store in 1989, the Company has grown through internal expansion and acquisitions, and now operates 93 stores. The following table shows the development of the Company's stores during the past five years.

                                                                   FISCAL YEAR ENDED JULY 31,
                                                      -----------------------------------------------------
                                                      1992      1993      1994     1995      1996      1997
                                                      ----      ----      ----     ----      ----      ----
Open at beginning of year.......................        2         3         4         8       22        25
Opened during year..............................        1         1         4        14        5        45
Acquired during year............................        -         -         -         -        -        24
Closed during year..............................        -         -         -         -        2         1
                                                      -----     -----     -----    ------    -----     -----
Open at end of year.............................        3         4         8        22       25        93
                                                      =====     =====     =====    ======    =====     =====
   Weighted average open during year............        2.1       3.7       6.3      14.5     25.5      69.8


* NEW STORE EXPANSION. The Company plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 stores in fiscal 1999 in both new and existing markets, of which approximately 40% are expected to be kiosks and 60% are expected to be in-lines. The Company believes that this expansion rate, which is dependent on a number of factors, is achievable given the Company's existing infrastructure, the ease with which it can replicate the Company's store model and its successful opening of 45 new stores in fiscal 1997. As of July 31, 1997, the Company had 7 store locations under construction and has signed leases or reached an agreement in principle for an additional 16 store locations. The Company's store expansion strategy is to target initially the largest and fastest growing wireless markets in the U.S., based on industry statistics. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas. Within each selected market, the Company intends to open a cluster of 5-15 stores in order to achieve scale economies and to obtain greater marketing benefits. Specific components of the Company's store expansion program include the following:

                  TARGET ADDITIONAL MALL LOCATIONS. The Company intends to continue opening both kiosks and in-line stores in shopping malls where it can obtain desirable locations with high traffic flow. Currently, the Company owns stores in only 55 of the more than 1,000 regional malls located in the continental U.S., many of which are managed by companies with which the Company has established strong relationships. The Company believes that the combination of its market presence, established relationships with national mall developers, attractive store design and high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company's kiosk and in-line mall stores average approximately 150 and 800 square feet, respectively.

                  PENETRATE POWER STRIP LOCATIONS IN EXISTING MARKETS. The Company intends to open power-strip locations to further penetrate existing markets and supplement its geographic expansion in selected markets. Power strips are generally anchored by one or more large retailers, and typically contain a variety of smaller specialty stores. The Company's power-strip stores typically range in size from 2,000 to 4,000 square feet.

* PURSUE SELECTIVE ACQUISITIONS. The Company intends to continue to increase the number of its stores through selective acquisitions of other specialty retailers of cellular and wireless products in addition to those stores opened by the Company. The Company believes that the independent retail market for cellular and wireless products is highly fragmented and consists of numerous independent specialty retailers in each major metropolitan area. Through selective acquisitions, the Company seeks to obtain immediate access to desirable markets and locations, qualified sales personnel and, in some cases, an existing subscriber base. The Company believes it can successfully apply its operating strategy and leverage its existing infrastructure and financial controls with such acquisitions. Potential acquisition candidates include other independent wireless retailers that the Company believes have excellent market demographics and management. In assessing acquisition candidates, the Company reviews numerous factors, including purchase price, store locations, number of potential customers, market penetration and growth, availability of capital and local competition. The Company believes that, following the offering, it will have a competitive advantage over non-public specialty retailers in making acquisitions as a result of its improved access to the capital markets and its ability to use its common stock as acquisition currency.

         Management has had successful experiences in acquiring other specialty retailers of cellular and wireless products. In August 1996, the Company acquired Peachtree Mobility, an Atlanta based retailer with five stores. Since the acquisition, the Company has changed the stores' names to "Let's Talk Cellular & Wireless," increased the number of product offerings in the stores, improved in-stock availability, integrated the accounting and sales and administrative functions into the Company's corporate offices. The Company has also added two additional stores and is constructing a third for the Atlanta market. In June 1997, the Company acquired 19 stores located in Texas, Kansas and Missouri through the Telephone Warehouse Acquisition. The Company reviews acquisitions on a continuing basis as opportunities arise, however, there can be no assurance that any of the Company's expansion plans will be consummated or prove successful.

* INCREASE COMPARABLE STORE SALES. The Company seeks to increase comparable store sales by capitalizing on the changing industry dynamics that are driving the growth in cellular and wireless usage, and pursuing repeat business from its existing customers for new products, product upgrades and additional accessories. As the Company's stores increase penetration into new and existing markets, the Company expects to obtain greater brand name recognition through broader advertising, increased repeat and referral business and corporate sales.

* CAPITALIZE ON OPERATING LEVERAGE. The Company continues to invest in an infrastructure, including a management team and information systems, to manage a rapidly growing chain of stores. As a result, the Company may experience reduced operating margins in the near term. As the Company continues to expand internally and through acquisitions, it expects to leverage these investments and improve margins through economies of scale. For example, Telephone Warehouse has historically been able to acquire inventory at lower prices than the Company. The Company recently has combined its purchasing department with that of Telephone Warehouse and expects to attain further cost reductions based on greater volume purchases and other economies of scale as the Company grows.

PRODUCTS AND SERVICES

         The Company offers an extensive selection of cellular and wireless communications products and services as described below:

         * CELLULAR PHONES, SERVICES AND ACCESSORIES. The Company offers up to 25 different makes and models of cellular phones, with an emphasis on having in-stock availability of phones that reflect the latest technology and industry trends. The Company displays the phones by four price categories and rates them for excellence in quality, design and performance. With such prominent displays of product information, the Company believes that it encourages browsing, better educates customers and increases impulse purchases. The Company offers cellular telephone service from leading carriers such as Airtouch Cellular, AT&T, Bell Atlantic/Nynex, BellSouth, Cellular One and L.A. Cellular and markets all of their various service plans and available options, such as night and weekend programs and call waiting. In addition, the Company offers pre-paid cellular service, when available from the carrier, to customers who would not otherwise financially qualify for cellular service. Let's Talk Cellular & Wireless stores also display a wide assortment of cellular phone hardware and accessories such as batteries, home and car chargers, vehicle adapter kits, cases and starter kits from leading name-brand suppliers.

         * PCS PHONES, SERVICES AND ACCESSORIES. The Company offers up to 5 different makes and models of PCS phones in its markets where PCS service is available. PCS telephones operate in a manner similar to cellular telephones, but utilize different transmission frequencies. Differences exist in the service features available, the service coverage areas, and the service plan pricing options and structure. The Company offers PCS service from leading PCS carriers such as PCS Sprint, Omnipoint, PrimeCo and PCS phones from Ericsson and Sony. The Company also rates PCS phones to help customers differentiate quality, design and performance and offers a complete line of PCS accessories from various suppliers.

         * PAGERS, SERVICES AND ACCESSORIES. The Company offers up to 10 different makes and models of wireless pagers, including numeric (standard pagers that can only display numbers), alphanumeric (pagers that can display numbers and/or text) and 2-way (alphanumeric pagers that give users the ability to respond to messages with the touch of a button) from leading name-brand suppliers including Motorola, NEC, Panasonic and Sony. The Company offers paging services from leading national carriers such as CTI, McCaw, Metrocall, PageMart, PageNet, and offers local, regional or nationwide paging coverage. The Company also offers additional services such as voice mail and custom greeting as well as a broad selection of pager hardware and accessories to complement its sales of pagers and pager services.

         * OTHER PRODUCTS. The Company's stores seek to continuously offer the latest in wireless products and services as they become available for consumer use. The Company merchandises internet products such as Mindspring, WebTV and WebPhones and intends to offer other internet products and services that become available in the future. The Company intends to sell Sprint long distance services and prepaid calling cards for long distance telephone service. The Company offers the Carcop hand-held automobile security system which utilizes global positioning system ("GPS") technology to identify the location of automobiles. Additionally, the Company intends to offer other after-market automobile navigation devices which utilize GPS technology when such devices become more widely used and affordable in price. The Company sells several electronic products and services to business customers, such as an automated electronic phone answering service and call routing system that utilizes voice recognition technology to route calls. Additionally, the Company sells hand-held voice organizers that utilize voice recognition technology, digitally store names, calendars, address books and messages, and transfer data between laptop computers and other portable electronic devices. The Company intends to carry satellite phones and other devices that take advantage of new wireless technologies as they become available in the future. The Company carries Personal Digital Assistants ("PDA"), electronic devices that contain the functions and capabilities of a palm top computer, a cellular phone, a beeper, an internet browser and an e-mail retriever and are capable of sending and receiving facsimile transmissions. The Company's strategy is to provide one-stop shopping for its customers and to maintain its reputation as a retailer of the latest technological advances in the communications industry. Management believes that the flexibility of its merchandising positions the Company as an attractive distribution network for new products and services.

TYPICAL RETAIL TRANSACTIONS

         CELLULAR. In a typical cellular retail transaction, a customer subscribes for service with one carrier and receives a phone for free or at a substantial discount to its retail value. The Company's cost for the "free" phone, approximately $100-$140, is more than offset by an activation commission paid by the carrier, and by volume bonuses and coop advertising payments. In some cases, the carrier pays the Company 4-6% of the customer's on-going monthly service bills as residual payments for as long as the subscription remains in effect. The Company seeks to supplement its sales with wireless accessories, such as batteries, chargers and carrying cases, which generate an average gross margin of approximately 65% for the Company.

         PCS. In a typical PCS retail transaction, the customer buys the phone from the Company at a price in excess of the Company's cost and subscribes for service with a selected PCS carrier. The Company does not receive activation commissions or residual payments in connection with its recent sales of PCS phones but instead acquires PCS phones from carriers at a significantly reduced cost than that paid by the PCS carrier. The Company, in turn, resells such phones at a profit

         PAGING. In a typical paging retail transaction, the customer buys a pager and 12 months of service at one low price. Alternatively, a customer can purchase a pager at full retail price and subscribe for three months of service. In each case, the customer's initial payment exceeds the cost of the pager.

STORE DESIGN

         The Company believes its attractive store design, merchandise presentations and signage are a significant factor in establishing, differentiating and reinforcing the Let's Talk Cellular & Wireless brand. The Company seeks to create an inviting and enjoyable shopping environment that emphasizes the Company's distinctive, upscale image, attracts walk-in traffic and encourages impulse purchases. The typical Let's Talk Cellular & Wireless store utilizes a combination of light wood, glass and bright colors to attract walk-in traffic. Kiosks are typically oval or rectangular in shape, with glass merchandise display cases forming the outside perimeter. The Company pays careful attention to detail in the layout of each of its stores, particularly lighting, colors, choice of material and placement of display cases. Each store features merchandise displays and other materials that are designed to provide easy customer access and information to encourage browsing. The Company seeks to present customers with simple explanations of product and service features and benefits, as well as pricing and sign-up information.

         To facilitate the opening of multiple stores, the Company utilizes two basic designs for kiosk and three basic designs for in-line stores. The designs incorporate modular fixtures and can be easily adjusted to reflect different sized and shaped locations, permitting faster and more cost effective construction. The Company believes that a number of its key store design elements can be used in a wide variety of retail settings.

SALES AND MARKETING

         The Company's marketing strategy is to attract new customers, create name awareness and promote repeat business through its use of local radio, direct mail and print media as well as in-store promotional programs and special price and product offerings. The Company seeks to place its stores in highly visible locations where its distinctive store design will attract the attention of prospective customers. The Company believes that its stores benefit from increased traffic flow created by the advertising, marketing and promotional efforts of the mall itself as well as other mall tenants. The Company clusters stores in target markets in order to provide it with a sufficient base to undertake management, marketing and advertising efforts.

         The Company's marketing programs are supplemented by carriers and suppliers in the form of cooperative advertising allowances, market development funds, and new store allowances. For the nine months ended April 30, 1997, the Company received an aggregate of $1.2 million of such funds. Cooperative advertising allowances are provided for store advertising that features their services or products. Market development funds are additional funds provided for marketing and advertising in new markets. New store allowances are funds provided to offset the costs of developing new stores.

CUSTOMER SERVICE

         With the technological advancements and introductions of new products and service options in the wireless industry, customers are more likely to require the advice of increasingly qualified salespeople to assist in product and service selections. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is an important part of its business strategy. The Company seeks to maximize customer satisfaction as well as repeat and referral business by providing high quality, knowledgeable and personalized customer service. The Company has implemented extensive employee training programs on an ongoing basis designed to ensure that its sales associates are thoroughly familiar with the latest technical and functional elements of its products and services as they are introduced. Each sales professional receives two weeks of classroom training and two additional weeks of in-store training prior to his permanent assignment. New products and services are introduced to the Company's sales staff by supplier and carrier representatives prior to the public. The Company emphasizes a consultative selling process in which sales personnel inquire about the needs and desires of each customer, in an attempt to recommend the most appropriate products and services. The Company's sales representatives' compensation is comprised of a base salary and a sales commission on product sales. In addition to in-store promotions, the Company's sales force generate repeat and referral business by contacting existing and prospective customers via telephone. The Company offers everyday low prices that are competitive with other retailers and supports this policy with a lowest-price guarantee, a 7-day return policy and a 30-day satisfaction guarantee to provide customer assurance and satisfaction. In addition, customers are eligible to receive 100% credit for their product purchases if they upgrade within 12 months of the original purchase.

CARRIER AGREEMENTS

         Generally, the Company's stores offers cellular and PCS telephone services and paging service pursuant to carrier agreements between one or more of the carriers operating in the geographic area where the store is located and the Company. There are only two licensed cellular carriers in a geographic market. In each market the Company has an exclusive agreement with one such cellular carrier. Two of Telephone Warehouse's carrier agreements covering the Texas markets have provisions prohibiting the Company from offering competing cellular or PCS telephone service during the term of the agreements and for a period of one year after termination. The Company's cellular carrier agreements range in duration from one to five years. In most of the Company's cellular carrier agreements, the Company receives activation commissions and monthly residual fees based on the number of subscribers enlisted and the volume of their usage. The Company can receive bonus commissions when the volume of activations exceeds certain levels. There are up to five PCS carriers in a geographic market, depending on the size of the market, and therefore, the Company's PCS carrier agreements are nonexclusive. The Company typically offers multiple PCS services to its customers, although in several geographic markets the Company is precluded from selling PCS services due to restrictions in the relevant cellular carriers agreements. The Company's PCS carrier agreements are typically for a term of one year. Management believes that in most instances, the cancellation or non-renewal of any of its carrier agreements would not have a material adverse effect on the Company's financial condition or results of operations, as it believes that a canceled agreement could likely be replaced with an agreement with one of the carrier's competitors. However, in certain markets where the Company receives substantial residual payments from the carrier, the cancellation or non-renewal could have a significant effect on the Company's financial condition and results of operations. The Company is also a reseller of paging services, buying blocks of paging time from paging carriers at a substantial discount and reselling paging services to its customers. The Company's paging carrier agreements range in duration from one to 10 years. Paging customers are charged a monthly fee for local service and additional fees for service in other markets. The Company offers cellular and paging coverage throughout the continental United States and PCS coverage in the five U.S. markets where it is available to the Company's stores. Set forth below is a list of the Company's cellular, PCS and paging carriers, the geographic territory where the services are sold and the expiration dates of their agreements:

                              TYPE OF
     CARRIER                  SERVICE                  GEOGRAPHIC AREA                                 EXPIRES
- --------------------         --------    --------------------------------------------------       ----------------
Airtouch Cellular            Cellular    Atlanta                                                   December 1998
AT&T Wireless                Cellular    Dallas/Fort Worth                                         December 2001
AT&T Wireless                Cellular    Denver(1)                                                 September 2001
AT&T Wireless                Cellular    New York City metropolitan area                           December 1998
AT&T Wireless                Cellular    San Antonio                                               December 2001
Bell Atlantic/NyNex          Cellular    District of Columbia, Maryland, Philadelphia,
                                            New Jersey                                             February 1998
BellSouth Mobility           Cellular    South and Central Florida(2)                              March 1998
Cellular One                 Cellular    Puerto Rico                                               January 1998
Cellular One                 Cellular    Kansas City                                               December 1999
L.A. Cellular                Cellular    Los Angeles                                               January 1998
Cellular One                 Paging      Puerto Rico                                               May 31, 2002
CTI                          Paging      Nationwide                                                December 1997
McCaw                        Paging      San Antonio                                               March 1998
Metrocall                    Paging      Dallas/Fort Worth                                         August 2004
PageMart                     Paging      Nationwide                                                October 1997
PageNet                      Paging      Texas, Louisiana, Oklahoma, Arkansas, Kansas,
                                            Missouri                                               February 2006
Omnipoint                    PCS         New York City metropolitan area                                (3)
PrimeCo                      PCS         South Florida, Tampa, Orlando                             October 2001
Sprint                       PCS         Nationwide                                                April 1998


- ---------------

(1) In September 1996, the Company entered into a Kiosk Staffing Agreement with AT&T Wireless. Pursuant to the agreement the Company provides personnel and management expertise to operate AT&T Wireless kiosks and in-line stores in the greater Denver metropolitan area through September 2001 in exchange for receiving commissions and fees for services and products sold at such stores. The Company currently operates 3 such AT&T Wireless stores. The agreement provides incremental operating income with no requirements for capital expenditures.

(2) The Company currently offers BellSouth Mobility cellular service in South and Central Florida, although its carrier agreement with Bell South Mobility permits the Company to offer such services wherever BellSouth Mobility offers cellular service, which is currently throughout the Southeastern United States.

(3)      Pursuant to a non-binding memorandum of understanding.

SUPPLIERS

         The Company purchases its inventory from a variety of sources, such as suppliers, carriers and other large wholesale distributors. The Company purchases all of its inventory through a centralized purchasing department that tracks the inventory needs of each of its stores. The Company deals with its suppliers on an order-by-order basis and seeks to find the lowest price with quantity discounts. The purchasing department negotiates payment terms, vendor financing of inventory and merchandise discounts with suppliers. The Company currently purchases inventory from over 40 suppliers. Because cellular and wireless products can be sourced from numerous suppliers, the Company does not believe it is dependent on any particular source of supply for its inventory needs.

         Historically, Telephone Warehouse has purchased inventory at lower prices than the Company because of its large volume discounts, which are primarily associated with its wholesale business. The wholesale business maintains competitive pricing by purchasing products from multiple sources such as suppliers, carriers and large distributors, often on a "spot" basis to take advantage of discounts. Management believes that the acquisition of Telephone Warehouse, combined with continued new store expansion and an improved capital structure resulting from the offering, will give the Company increased purchasing capabilities and enable the Company to qualify for better quantity discounts.

SITE SELECTION

         The Company's strategy for opening stores is to seek prime locations in regional shopping malls or other high traffic locations in selected geographic markets having attractive demographic statistics. Markets for new stores are selected on the basis of factors such as attractive demographics, household income levels, growth potential and real estate availability. Within a specific market, management carefully selects each site by evaluating store location, visibility, accessibility and walk-by traffic volume, among other factors. Management believes that the Company's market presence, established relationships with national mall developers, attractive store design and high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company utilizes either kiosk or in-line store formats to have greater flexibility to place stores in the best available locations.

WHOLESALE OPERATIONS

         The Company wholesales cellular phones and accessories to over 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers. The Company seeks to provide superior customer service as compared to larger distributors in the industry by locating "hard to find" items, responding quickly to customer inquiries and credit decisions, quickly turning around repairs and providing same day shipping service. The wholesale business maintains competitive pricing by purchasing products from multiple sources such as suppliers, carriers and large distributors, often on a "spot" basis to take advantage of discounts. The Company believes its wholesale business serves a niche market in which customers are willing to pay higher prices for better customer service. Management plans to continue to grow the wholesale business because it believes the business will continue to complement the Company's retail operations by providing economies of scale for purchasing and distributing products and enabling the Company to purchase its cellular and wireless product inventory through its wholesale operations at lower cost.

MANAGEMENT INFORMATION SYSTEMS

         Each Company store is equipped with a modern computer terminal. The point-of-sale terminals are linked to a central computer at the Miami headquarters, allowing the Company's finance staff to continuously monitor sales and inventory levels. The Company's MIS system provides sales, cost, gross margin and commission information from store point-of-sale terminals that are polled nightly. Customer, product and control information is also updated nightly. The MIS system is also linked to the accounting system for general ledger and accounts payable functions. The MIS system is capable of generating financial statements at the store level and providing management with key operating and financial data in a timely manner, thereby allowing the Company to respond quickly to changes in customer preferences and emerging industry trends. The Company is in the process of upgrading its corporate MIS system, which will allow the Company to monitor up to 300 retail locations. This new system is expected to be fully tested and on-line by April 1998.

COMPETITION

         The Company is the largest independent specialty retailer of cellular and wireless products and services. However, the industry is characterized by intense competition, is highly fragmented and is composed of national chains of "big box" electronic and consumer goods retailers, carrier-owned retail stores, and regional and local chains of other specialty cellular retailers, among others. Certain of the Company's competitors have significantly greater resources than the Company. Competition is based in part on local market conditions and varies from one location or geographic area to another. The Company believes that the primary elements of competition in the industry are price, breadth of product, in-stock availability of products and services that meet the latest industry trends, level of customer service and convenience of store location. The Company believes it competes favorably with national and regional retailers. See "Business - Competitive Strengths" and "Risk Factors - Competition."

PROPERTIES

         The Company currently leases all of its existing store locations other than the AT&T Wireless stores in Denver and one store owned by Telephone Warehouse. The Company expects that its policy of leasing rather than owning will continue as it expands. The Company's leases generally provide for initial lease terms ranging from three to five years for kiosks and up to 10 years for in-line and power strip stores. Rent is generally computed as a percentage of the store's gross sales in excess of a fixed minimum base rent plus a portion of the mall common area maintenance expenses, taxes, insurance and electrical service for the premises and mall common areas. Lease rental payments are also subject to annual increases for taxes, common area maintenance and insurance.

         As current leases expire, the Company believes that it will generally be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. Certain of the Company's store leases contain provisions requiring the landlord's written consent for, or permitting the landlord to terminate the lease upon, a change in control of the ownership of the lessee. The foregoing provisions may be applicable in certain cases as a result of the Telephone Warehouse Acquisition (see "Certain Transactions -- the Telephone Warehouse Acquisition"). Based primarily on the absence of lease terminations following the Telephone Warehouse Acquisition, the Company's historic ability to secure leases for suitable locations and the significant number of Company stores, management believes that such provisions will not have a material adverse effect on the business or financial position of the Company.

         In addition to its stores, the Company currently leases an approximately 9,220 square foot building in Miami, Florida, for its corporate headquarters and distribution facility. Management believes that the portion of such building used for its corporate headquarters is not adequate for the Company's anticipated growth and has entered into a new lease for approximately 11,000 square feet of office space in Miami, Florida, for its corporate headquarters, which management believes will be adequate for the Company's anticipated growth. The Company also owns an approximately 4,600 square foot building in Irving, Texas, which it uses as a retail store.

EMPLOYEES

         As of July 31, 1997, the Company had approximately 470 employees, of whom approximately 354 are involved in retail operations, 14 are involved in wholesale operations and 102 are corporate office personnel. None of the Company's employees is covered by a collective bargaining agreement and management believes that the Company's relations with its employees are good.

SERVICEMARKS

         The Company has filed an application to register the name "Let's Talk Cellular & Wireless" and the Company's logo as a servicemark in the United States Patent and Trademark Office. The Company is actively engaged in a program to consolidate its store operations under the "Let's Talk Cellular & Wireless" tradename and achieve a consistent and distinctive store appearance. As of July 31, 1997, 76% of the Company's 93 stores were operated under the "Let's Talk Cellular & Wireless" tradename. In the Texas, Kansas and Missouri markets, the Company conducts its retail operations under the name Telephone Warehouse, pending an orderly transition to the "Let's Talk Cellular & Wireless" tradename.

LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings other than routine litigation incidental to its business, none of which is material.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers, directors and key employees of the Company are as follows:

NAME                         AGE     POSITION
- --------------------         ---     -----------------------------------------
Nicolas Molina               29      Chief Executive Officer and Director
Brett Beveridge              32      President and Chairman of the Board
Anne Gozlan                  35      Chief Financial Officer
Ronald Koonsman              54      President-Telephone Warehouse
Anthony Tamer                39      Director
Sami Mnaymneh                36      Director
John Bolduc                  33      Director
Douglas Berman               31      Director
Allan Sorensen               59      Director

KEY EMPLOYEES

Richard Berglund             50      Vice President-Sales
Fernando Perez               37      Director of Information Systems
Chris Howard                 31      Director of Construction and Design
Nelson Roberts               43      Vice President and General Manager - Telephone
                                       Warehouse, Inc.
Michael Starcher             30      Vice President and General Manager - National
                                       Cellular Incorporated
Sheril Miller                41      Director of Real Estate
Lazarus Rothstein            39      General Counsel and Secretary



         NICOLAS MOLINA is a co-founder of the Company and serves as Chief Executive Officer and a director of the Company. Since the inception of the Company in 1989, Mr. Molina has been a director and an executive officer of the Company and has been primarily responsible for the Company's finance, administration and expansion, including real estate site selection, leasing and construction of the Company's retail operations, human resources, MIS and other general corporate matters. Prior to the formation of the Company, Mr. Molina was a corporate account executive for McCaw Communications.

         BRETT BEVERIDGE is a co-founder of the Company and serves as Chairman of the Board of Directors and President of the Company. Since the inception of the Company in 1989, Mr. Beveridge has been a director and an executive officer of the Company and has been primarily responsible for the Company's retail operations, marketing, merchandising, distribution, carrier and vendor relationships and other general operational matters. Prior to the formation of the Company, Mr. Beveridge was a Divisional Sales Manager for Bally Corporation's health club division in Miami, Florida from 1984 to 1988.

         ANNE GOZLAN has served as Chief Financial Officer of the Company since May 1995. From 1992 to 1995, Ms. Gozlan served as controller of Perfumania, Inc., a publicly traded specialty retailer of perfumes and related products. Prior to joining Perfumania, Ms. Gozlan was an audit manager at Price Waterhouse, where she was employed from 1984 to 1992.

         RONALD KOONSMAN was the founder and has served as President and Chief Executive Officer of Telephone Warehouse and its affiliates since January 1984. Mr. Koonsman has over 27 years of experience in the telecommunications industry, having been employed by Southwestern Bell and AT&T in a variety of management positions from 1970 to 1983.

         ANTHONY TAMER has been a Managing Director of HIG Capital Management, Inc., an affiliate of HIG Investment Group, L.P. since 1993. Mr. Tamer was previously a Partner at Bain & Company ("Bain") from 1986 to 1993. Mr. Tamer attended Harvard Business School where he was awarded a Master in Business Administration degree. He also holds a Master degree in Electrical Engineering from Stanford University, and a Bachelor degree in Electrical Engineering from Rutgers University.

         SAMI MNAYMNEH has been a Managing Director of HIG Capital Management, Inc., an affiliate of HIG Investment Group, L.P. since 1993. Mr. Mnaymneh was previously a Managing Director at The Blackstone Group from 1990 to 1993 and prior to such time was a Vice President in the Mergers and Acquisitions Group at Morgan Stanley & Co. Mr. Mnaymneh attended Columbia University in New York, where he was elected to Phi Beta Kappa. He subsequently attended Harvard Business School and Harvard Law School where he was awarded a Master in Business Administration degree and a Juris Doctor degree, respectively, with honors.

         JOHN BOLDUC has been a Managing Director of HIG Capital Management, Inc., an affiliate of HIG Investment Group, L.P. since 1993. Prior to joining HIG, Mr. Bolduc was with Bain from 1990 to 1993. Mr. Bolduc has a Master in Business Administration from the Darden Graduate School of Business at the University of Virginia and a Bachelor of Science degree in Computer Engineering from Lehigh University.

         DOUGLAS BERMAN has been a Vice President of HIG Capital Management, Inc., an affiliate of HIG Investment Group, L.P., since 1996. Prior to joining HIG Capital Management, Mr. Berman was with Bain from 1992 to 1996. Mr. Berman is a graduate of the Wharton School of the University of Pennsylvania, where he received a Master in Business Administration. He also holds a B.A. in Economics from the University of Virginia, where he was elected to Phi Beta Kappa.

         ALLAN SORENSEN has served as Vice Chairman of the Board and a Director of the Company since 1994. Mr. Sorensen is also Chairman of the Board of Interim Services, Inc., a New York Stock Exchange company, where he has served on the Board of Directors since 1967. He has also served as Temporary Chairman of The Appletree Companies since August 1996 and Director since February 1996. He was a member of the Board of Directors of H&R Block, Inc. from 1979 until September 1993 when Interim Services was spun off in an initial public offering. He is the past five-term Chairman of the Board and a director of the Home Health Services and Staffing Association (HHSSA). He is a past president and member of the Board of Directors of the National Association of Temporary & Staffing Services (NATSS) and recipient of their 1992 Leadership Award.

         RICHARD BERGLUND has served as Vice President - Sales of the Company since October 1996. From 1992 to 1996, Mr. Berglund served as Director of Stores at Herman's World of Sporting Good's, Inc.

         FERNANDO PEREZ has served as the Director of Information Systems for the Company since August 1996. Prior to such time, Mr. Perez was employed by Sunglass Hut International, Inc., where he served as Manager of Systems and Programming for over 5 years. Before joining Sunglass Hut, he served as the Manager of Operations for Savin Florida, a retailer of office products, from 1988 to 1991 after serving as its Manager of Information Systems from 1984 to 1987.

         CHRIS HOWARD has served as the Company's Director of Construction and Design since July 1996. From 1992 to 1996, Mr. Howard served as a Director of Construction for Spec's Music Co. Prior to joining Spec's Music Co., Mr. Howard served as a senior project manager for Scherer Construction & Engineering from 1989 to 1992.

         NELSON ROBERTS has served as Vice President and General Manager of Telephone Warehouse, Inc. since January 1992. Mr. Roberts has over 27 years of retail experience in the consumer electronics industry, including

12 years in sales and marketing in the wireless communications industry. Mr. Roberts served as the president of a Dallas-based chain of mobile electronics retail stores from 1981 to 1992.

         MICHAEL STARCHER has served as Vice President and General Manager of National Cellular, Incorporated since May 1993. From March 1992 until such time, Mr. Starcher served as Controller of Telephone Warehouse, Inc. Mr. Starcher was employed by Fisk & Robinson P.L.C., a public accounting firm from 1990 to such time. Mr. Starcher is a graduate of Texas A&M University, where he received a Bachelor of Arts degree in Accounting and Finance.

         SHERIL MILLER has served as Director of Real Estate of the Company since August 1997. From July 1994 until such time, Ms. Miller was employed by Land Associates, a leasing, marketing and real estate development firm, as a leasing executive. From February 1993, Ms. Miller was employed by General Growth, a real estate development firm, and prior to such time was employed for eight years by Kravco, a real estate development firm.

         LAZARUS ROTHSTEIN has served as General Counsel and Secretary of the Company since May 1997. Prior to joining the Company, Mr. Rothstein engaged in the private practice of law for 13 years, primarily in the areas of real estate, securities and business transactions and commercial litigation.

         The Company's Board of Directors intends to appoint at least one additional director who is not affiliated with the Company within 90 days of the consummation of this offering. This additional director has not yet been identified.

         The Company also intends to establish an Audit Committee and a Compensation Committee in connection with the appointment of such additional directors. The Compensation Committee will be responsible for setting and administering policies that govern annual compensation for the Company's executive officers and administering the Company's Incentive Plan. See "-Executive Incentive Compensation Plan." The duties and responsibilities of the Audit Committee will include (i) recommending to the full Board the appointment of the Company's auditors and any termination for engagement, (ii) reviewing the plan and scope of audits, (iii) reviewing the Company's significant accounting policies and internal controls, (iv) administering the Company's compliance programs, (v) having general responsibility for all related auditing matters and
(vi) approving all material transactions with affiliates.

         The Company's Articles provide that the Board of Directors be divided into three classes, with regular three year staggered terms and initial terms of one, two and three years for each of the classes of directors. Accordingly, Messrs. Bolduc, Berman and Sorensen will hold office until the annual meeting of shareholders to be held in 1998. Messrs. Mnaymneh and Tamer and one of the contemplated independent directors will hold office until the 1999 annual meeting and Messrs. Molina and Beveridge and another contemplated independent director will hold office until the 2000 annual meeting.

DIRECTOR COMPENSATION

         The Company does not currently intend to pay any fees to directors. The Company will reimburse all directors for out-of-pocket expenses incurred in connection with the rendering of services as a director.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by the Company, for services rendered during the past year to the Company's Chief Executive Officer and certain other officers whose total 1997 salary and bonus exceeded $100,000 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                             COMPENSATION
                                                 ANNUAL COMPENSATION                            AWARDS
                              -------------------------------------------------------        -------------
                                                                                              SECURITIES
         NAME AND             FISCAL                                     OTHER ANNUAL         UNDERLYING
    PRINCIPAL POSITION         YEAR       SALARY            BONUS        COMPENSATION          OPTIONS
- ---------------------------   ------     --------          -------       ------------        -------------
                                            ($)              ($)              ($)                (#)
Nicolas Molina                 1997      $198,000          $25,000         $33,960(2)            (3)
  Chief Executive Officer

Brett Beveridge                1997      $198,000          $25,000          34,800(2)            (3)
  President and Chairman
   of the Board

Anne Gozlan                    1997      $100,000            --               --              $40,000(4)
  Chief Financial Officer



- ----------------

(1) The column for "All other Compensation" has been omitted because there is no compensation required to be reported in such column.

(2) Represents the value of perquisites and other personal benefits, including premium payments and related expense for life insurance, disability insurance and group health insurance totaling $19,927 and $20,199 for Messrs. Molina and Beveridge, respectively.

(3) See "Option Grants Table" below for additional information about these options.

(4) Represents a stock bonus consisting of an aggregate of 13,000 shares of Common Stock, 6,500 shares of which vested in May 1997 and 6,500 shares of which vested in June 1997.

OPTION GRANTS, EXERCISES AND FISCAL YEAR-END VALUES

         The following table sets forth information with respect to grants of options to purchase shares of Common Stock during the fiscal year ended July 31, 1997 to the Named Officers. The amounts shown as potential realizable values on the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 0%, 5% and 10% over the term of the options, as set forth in rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

           STOCK OPTION GRANTS IN THE FISCAL YEAR ENDED JULY 31, 1997

                                                                                         POTENTIAL REALIZABLE VALUE
                                                                                         AT ASSUMED ANNUAL RATES OF
                                                                                          STOCK PRICE APPRECIATION
                                              INDIVIDUAL GRANTS                              FOR OPTION TERM (1)
                      -----------------------------------------------------------------  --------------------------

                           NUMBER OF       PERCENT OF TOTAL
                          SECURITIES        OPTIONS GRANTED   EXERCISE OR
                      UNDERLYING OPTIONS     TO EMPLOYEES     BASE PRICE    EXPIRATION
NAME                      GRANTED (#)       IN FISCAL YEAR     ($/SHARE)       DATE       0%($)     5%($)    10%($)
- ------------------    -------------------  ----------------   -----------   -----------  -------   ------   -------
Nicolas Molina....                                50%                        7/27/07
Brett Beveridge...                                50%                        7/27/07


- --------------

(1)      The Company determined that the Common Stock had a fair market value of
         $         on the date of grant.


         The following table sets forth information concerning the value of unexercised options as of July 31, 1997 held by the Company's Named Officers. No options were exercised during fiscal 1997.

                             YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES                   VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED                  IN-THE-MONEY OPTIONS
NAME                                         OPTIONS AT FISCAL YEAR-END                 AT FISCAL YEAR-END
- -------------------------------------        --------------------------            ----------------------------
                                              EXERCISABLE/UNEXERCISABLE            EXERCISABLE/UNEXERCISABLE(1)
                                             --------------------------            ----------------------------
Nicolas Molina......................
Brett Beveridge.....................

- ---------------
(1)      The Company determined that the Common Stock had a fair market value of
         $         per share on July 31, 1997.


EXECUTIVE INCENTIVE COMPENSATION PLAN

         The Company has adopted a 1997 Executive Incentive Compensation Plan (the "Incentive Plan") which is designed to assist the Company in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and independent contractors (collectively, the "Participants") by enabling the Participants to acquire or increase a proprietary interest in the Company, as well as providing the Participants with annual and long-term performance incentives to expend their maximum efforts in the creation of shareholder value. Pursuant to the terms of the Incentive Plan the Company may grant Participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, the "Awards"). A committee comprised of at least two non-employee directors (the "Committee"), or in the absence thereof the Board of Directors, will administer and interpret the Incentive Plan and is authorized to grant Awards thereunder to all eligible Participants.

         Under the Incentive Plan, the total number of shares of Common Stock that may be subject to the granting of Awards during the term of the Incentive
Plan shall be equal to          shares, plus the number of shares with respect
to Awards previously granted under the Incentive Plan that terminate without being exercised and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. The following is a description of the Awards that may be granted under the Incentive Plan:

         STOCK OPTIONS AND STOCK APPRECIATION RIGHTS - The Committee is authorized to grant stock options, including both incentive and non-qualified stock options, and stock appreciation rights ("SAR") entitling a Participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR are determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options may be exercised by payment of the exercise price in cash, shares of Common Stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

         RESTRICTED AND DEFERRED STOCK - The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of termination of employment, prior to the end of a restricted period specified by the Committee. A Participant granted restricted stock generally has all the rights of a shareholder of the Company, unless otherwise determined by the Committee. An Award of deferred stock confers upon the Participant the right to receive shares of Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of termination of employment prior to the end of a specified restricted period. Prior to the issuance of shares of Common Stock, an Award of deferred stock carries no voting or dividend rights.

         BONUS STOCK AND AWARDS IN LIEU OF CASH OBLIGATIONS - The Committee is authorized to grant shares of Common Stock as a bonus, free of restrictions, or to grant shares of Common Stock or other Awards in lieu of cash under the Incentive Plan, subject to such terms as the Committee may specify.

         OTHER STOCK-BASED AWARDS - The Committee is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to, shares of Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, Awards with value and payment contingent upon performance by the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Common Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee determines the terms and conditions of such Awards.

         The right of a Participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Committee. In addition, the Incentive Plan authorizes specific annual incentive Awards, which represent a conditional right to receive cash, shares of Common Stock or other Awards upon achievement of certain preestablished performance goals and subjective individual goals during a specified fiscal year.

         Awards may be settled in the form of cash, shares of Common Stock, other Awards or other property at the discretion of the Committee. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Common Stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property surrendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions.

         The Company had no Awards outstanding prior to fiscal 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         In June 1996, the Company's Board of Directors established a Compensation Committee, consisting of Messrs. Tamer and Molina, to set executive compensation levels. All compensation decisions affecting Mr. Molina were approved by the Company's directors, exclusive of Mr. Molina. Upon consummation of this offering, the Compensation Committee will consist of Mr. Sorensen.

EMPLOYMENT AGREEMENTS

         Effective June 27, 1997, the Company amended and restated employment agreements with each of Messrs. Molina and Beveridge. Mr. Molina's agreement provides for his employment as the Chief Executive Officer of the Company, and Mr. Beveridge's agreement provides for his employment as the President of the Company. Both agreements provide for five year terms with base salaries of $210,000 per year, to be increased annually by the greater of the annual increase in the consumer price index or 5%, as well as annual bonuses of not less than $50,000, subject to the achievement of reasonable performance targets set by the Board. Upon termination of their employment by the Company for reasons other than death, disability or cause, the executive shall be entitled to receive the greater of (i) his salary and bonus for the remainder of the employment period or (ii) two years' salary and bonus, except that these amounts shall be reduced by any amounts of earned income the executive may be receiving from any new employer.

         In May 1995, the Company entered into an employment agreement with Ms. Gozlan, which was subsequently amended in June 1996. The agreement provides for a three-year term with a base salary of $100,000 to be increased annually by the greater of the annual increase in the consumer price index or 5%. Upon termination of her employment by the Company for reasons other than death, disability or cause, Ms. Gozlan shall be entitled to receive her salary for the following 12 months. In August 1997, the term of Ms. Gozlan's employment agreement was extended through December 1998.

         In June 1997, Telephone Warehouse amended and restated its employment agreement with Mr. Koonsman, its former owner in connection with the Telephone Warehouse Acquisition. The agreement provides for a two-year term expiring in December 1998 and compensation in the form of (i) a $50,000 salary through December 1997, (ii) a $100,000 salary from January 1998 through December 1998 and (iii) a $950,000 bonus paid in December 1997 provided that Telephone Warehouse's earnings exceed certain targets. Upon termination of his employment by the Company for reasons other than death, cause or resignation, Mr. Koonsman shall be entitled to receive all payments of his compensation. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

GENERAL

         The Company from time to time has entered into transactions with certain of its officers, directors and principal shareholders and entities in which such parties have an interest. The Company believes that each such transaction has been on terms no less favorable to the Company than could be obtained in a transaction with an independent third party.

SERIES A PREFERRED STOCK

         In June 1996 the Company issued 100,000 shares of Series A Preferred Stock to HIG Fund V, Inc., a subsidiary of HIG ("Fund V"), in exchange for an aggregate of $3.3 million pursuant to the Series A Preferred Stock Purchase Agreement, dated June 25, 1996, among the Company, Messrs. Molina and Beveridge and Fund V (the "Purchase Agreement"). HIG and Messrs. Tamer, Mnaymneh, Bolduc and Berman own shares in Fund V.

         Simultaneously with the Telephone Warehouse Acquisition, the Company induced Fund V to convert the Series A Preferred Stock to Common Stock by increasing the conversion ratio of the Series A Preferred Stock from 5.32 to 1 to 6.5 to 1. As a result of such conversion, Fund V surrendered certain rights to enforce restrictive covenants regarding the Company's operations. Upon such conversion, the Company issued to Fund V 650,000 shares of Common Stock, of which 118,182 were in addition to the original conversion feature. In connection with such conversion, Fund V agreed to terminate the provisions of the Purchase Agreement other than provisions relating to registration rights pertaining to shares issued in connection with such conversion.

TELEPHONE WAREHOUSE ACQUISITION

         TCP, a subsidiary of HIG, acquired all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated from Mr. Ronald Koonsman on December 31, 1996 for $15.1 million, consisting primarily of $12.9 million in cash and a $2.0 million 8% subordinated note (the "Seller Note"). The acquisition was financed by $13.1 million in senior indebtedness provided by NationsCredit, a limited partner of TCP, and the Seller Note. In addition, Mr. Koonsman's employment agreement provided that he would receive an additional $1.0 million in 1997 and up to $2.0 million in 1998 upon the two companies reaching certain financial performance targets. The Seller Note was secured by a second priority lien on TCP's stock in Telephone Warehouse, Inc. and National Cellular, Incorporated and was guaranteed by the two companies. HIG, NationsCredit and Messrs. Tamer, Mnaymneh, Bolduc and Berman own beneficial interests in TCP.

         In June 1997 the Company issued 552,590 shares of common stock to TCP in exchange for all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated and assumed all of TCP's indebtedness, approximately $13.1 million at such date. Mr. Koonsman's employment agreement was amended to provide as follows: (i) for the six month period beginning on July 1, 1997, a salary of $50,000, (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that Telephone Warehouse, Inc. and National Cellular, Incorporated reach certain financial targets for the 12 months ended December 31, 1997. The Seller Note was modified to increase the principal amount by up to $1,585,000 (subject to Telephone Warehouse, Inc. and National Cellular, Incorporated reaching certain financial performance targets, whether or not Mr. Koonsman is employed by the Company), to add the Company as a guarantor, to add a second lien on Fund V's stock in the Company as additional collateral for the loan and to provide for the release of the pledge of TCP's and Fund V's stock in the Company upon the Company's initial public offering.

         In connection with the Telephone Warehouse Acquisition, the Company refinanced its debt and issued stock purchase warrants to NationsCredit. Such warrants permit NationsCredit to purchase an aggregate of 32,410 shares of Common Stock at an exercise price of $.0001 per share. NationsCredit will exercise such warrants in full prior to this offering and sell the 32,410 underlying shares to the Underwriters as part of this offering. See "Principal and Selling Shareholders." A portion of the proceeds of this offering will be used to repay all of the Company's indebtedness to NationsCredit, thereby releasing the guarantees and collateral for the loans.

         Pursuant to Ms. Gozlan's employment agreement with the Company, 6,500 shares of the Common Stock granted to her vested in May 1997, and 6,500 shares vested upon the consummation of the Telephone Warehouse Acquisition.

         Concurrently with the Telephone Warehouse Acquisition, the Company issued stock options to purchase 27,721 shares of Common Stock, with an exercise price of $65.92 per share, to each of Nicolas Molina and Brett Beveridge. See "Management - Option Grants, Exercises and Fiscal Year-end Values."

MANAGEMENT

         During fiscal 1995 Messrs. Molina and Beveridge together loaned the Company an aggregate of $258,100 to fund the opening of new stores and for other working capital purposes. These loans bear interest at 8.0% per annum, are unsecured and mature upon the earlier of June 1, 1998 or the consummation of the offering. The Company intends to repay these loans from the proceeds of the offering. During fiscal 1997 the Company paid Messrs. Molina and Beveridge approximately $18,100 in interest on the loans.

         HIG Capital Management, Inc., an affiliate of HIG, provided to the Company certain (i) investment banking services in connection with this offering, for an aggregate fee of $240,000, and (ii) management and consulting services from July 1997 through the date hereof, for a fee of $29,200 per month.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth information concerning the beneficial ownership of the Common Stock immediately prior to this offering and as adjusted to reflect the sale of the shares offered by this Prospectus by (i) each of the Company's executive officers and directors, (ii) each person who is the beneficial owner of more than 5% of the Common Stock and (iii) all executive officers and directors as a group.

                                       SHARES BENEFICIALLY OWNED                          SHARES BENEFICIALLY OWNED
                                        PRIOR TO THE OFFERING(2)      NUMBER OF SHARES       AFTER THE OFFERING(2)
                                       --------------------------       TO BE SOLD        --------------------------
NAME AND ADDRESS(1)                       NUMBER       PERCENTAGE     IN THE OFFERING       NUMBER      PERCENTAGE
- -------------------                    -----------     ----------    ----------------     --------      ----------
HIG Investment Group, L.P.(3).....                            %               (4)                               %
Nicolas Molina(5).................
Brett Beveridge(5)................
NationsCredit Commercial
    Corporation(6)................
Anne Gozlan(7)....................
Ronald Koonsman...................
Anthony Tamer(8)..................                                            (4)
Sami Mnaymneh(8)..................                                            (4)
John Bolduc.......................
Douglas Berman....................
Allan Sorensen....................                                            (4)
All directors and executive
    officers of the Company as
    a group (9 persons)(9)........                                            (4)



- ----------

* Less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners is c/o the Company, 5200 N.W. 77th Court, Miami, Florida 33166.

(2)      Based on          shares outstanding at August    , 1997 and         as
         adjusted after the offering. Pursuant to the rules of the Commission, certain shares which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)      Includes        shares held of record by Fund V and         shares held
         of record by TCP. Mr. Tamer and Mr. Mnaymneh are directors of the Company, Managing Directors of HIG Capital Management, Inc., directors of Fund V and TCP, and are controlling shareholders of the general partner of HIG Investment Group, L.P. Messrs. Tamer and Mnaymneh may, by virtue of their relationship with Fund V, TCP and HIG Investment Group, L.P., be deemed to beneficially own the securities held by Fund V, TCP and HIG Investment Group, L.P., and to share voting and investment power with respect to such securities. Messrs. Tamer and Mnaymneh both disclaim beneficial ownership of the securities, except to the extent of their respective investment interests in Fund V, TCP and HIG Investment Group, L.P. The address of Fund V, TCP and HIG Investment Group, L.P. and Messrs. Tamer and Mnaymneh is c/o HIG Capital Management, Inc., 1001 South Bayshore Drive, Suite 2708, Miami, Florida 33131. Mr. Tamer and Mr. Mnaymneh each disclaim beneficial ownership of the securities.

(4) Does not reflect the possible sale of shares upon exercise of the Underwriters' over-allotment option. See "Underwriting."

(5)      Includes (i)        shares directly owned, and (ii)        shares
         subject to presently exercisable options.

(6)      Includes      shares issuable upon the exercise of outstanding warrants
         issued to NationsCredit as the Company's lender. Does not include shares owned of record by TCP, of which NationsCredit is a limited partner. The address of NationsCredit is One Canterbury Green, Stamford, CT 06912. See "Certain Transactions."

(7)      Includes           shares directly owned.

(8)      Reflects shares held of record by Fund V and TCP. See footnote (3).

(9)      Includes        shares subject to presently exercisable options held by
         each of Messrs. Molina and Beveridge. Excludes     shares owned of
         record by HIG Investment Group, L.P.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of (i) 50,000,000
shares of Common Stock, par value $.001 per share,      shares of which are
outstanding and (ii)      shares of preferred stock, par value $      per share,
none of which are outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

         Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which would adversely affect the holders of shares of Common Stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and the Company has no present intention to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
ARTICLES OF INCORPORATION AND BYLAWS AND OTHER PROVISIONS

         Certain provisions of the Articles and Bylaws of the Company and Florida law summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

         CLASSIFIED BOARD OF DIRECTORS. The Articles provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles also provide that shareholders may remove a director upon the affirmative vote of two-thirds of all votes entitled to be cast for the election of directors. This provision, when coupled with the provision of the Bylaws authorizing only the Board of Directors to fill vacant directorships, will preclude a shareholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees. The Company's Articles provide that the provisions described in this paragraph may only be amended by an affirmative vote of two-thirds of all votes entitled to be cast for the election of directors.

         SPECIAL MEETING OF SHAREHOLDERS. The Articles provide that special meetings of shareholders of the Company may be called only by the Board of Directors, the Company's Chairman of the Board of Directors or the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at such special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors.

         ADVANCE NOTICE FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Articles provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely with respect to an annual meeting, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's meeting. The Articles also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before or from making nominations for directors at an annual or special meeting.

         AUTHORIZED BUT UNISSUED SHARES. Subject to the applicable requirements of the Nasdaq National Market, the authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

         CERTAIN FLORIDA LEGISLATION. The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles also authorize the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon consummation of this offering, the Company will have        shares
of Common Stock issued and outstanding. Of the Common Stock outstanding upon
completion of this offering, the         shares of Common Stock sold in this
offering (        if the Underwriters' over-allotment option is exercised in full) will be freely tradable by the holders thereof without restriction or further registration under the Securities Act except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "affiliate"), or persons who have been affiliates within the preceding three months. Upon the expiration of lock-up agreements between each of the executive officers, directors and existing shareholders and the Underwriters, 180 days after the date of this Prospectus (or earlier upon the written consent of Merrill Lynch), shares of Common Stock outstanding prior to this offering may be sold in the public market by affiliates of the Company, subject to the limitations and restrictions contained in Rule 144 under the Securities Act. Holders of the remaining shares of Common Stock will not be able to sell their shares in
reliance on Rule 144 under the Securities Act prior to       1998.

         In general, under Rule 144 as currently in effect, a holder (or holders whose shares are aggregated) of "restricted securities," including persons who may be deemed affiliated with the Company, whose shares meet a one-year holding period requirement are entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of 1% of the then outstanding
shares of Common Stock (approximately       shares immediately after this
offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is deemed not to have been an affiliate of the Company during the three months preceding a sale by him, and whose shares meet a two-year holding period requirement, is entitled to sell those shares, without regard to these restrictions and requirements. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the offering).

         The Company has reserved an aggregate of          shares of Common
Stock for issuance under the Incentive Plan. See "Management--Executive Incentive Compensation Plan." After the offering, the Company may file a registration statement under the Securities Act to register the Common Stock to be issued under this plan. After the effective date of such registration statement, shares issued under the Incentive Plan will be freely tradable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company.

         Prior to this offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this offering or the perception that such sales might occur could adversely affect the then prevailing market price. The Company's existing shareholders have agreed that they will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after this offering. See "Underwriting."

REGISTRATION RIGHTS

         Following the closing of this offering, the existing shareholders of the Company will be entitled, subject to the lock-up agreements, to require the Company to register under the Securities Act a total of approximately shares of outstanding Common Stock (the "Registrable Shares") in the event the Company proposes to register any of its securities, either for its own account or for the account of a security holder, subject to certain limitations on the number of shares to be included in the registration by the underwriter of such offering. Pursuant to agreements entered into between the Company and each of Fund V, Mr. Molina, Mr. Beveridge, Mr. Sorensen and Ms. Gozlan, under certain circumstances and subject to certain limitations, each such shareholder may require the Company to file a registration statement under the Securities Act
with respect to its, his or her         ,         , and          shares of
Common Stock, respectively, and the Company must use all commercially reasonable efforts to effect such registration.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement"), the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Merrill Lynch is acting as representative (the "Representative"), severally has agreed to purchase, the number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                        UNDERWRITER                                   SHARES
                        -----------                                 -----------
           Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated.........................




                        Total...............................
                                                                    ===========

         The Representative has advised the Company and the Selling Shareholders that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $      per
share and that the Underwriters may allow, and such dealers may reallow,
discounts not in excess of $      per share to certain other dealers. After the
initial public offering, the offering price, concession and discount may be changed.

         NationsCredit has informed the Company that it intends to exercise its warrants to purchase shares of Common Stock in full prior to this offering and sell the aggregate of such underlying shares to the Underwriters. See "Principal and Selling Shareholders."

         The Selling Shareholders (other than NationsCredit) have granted an option to the Underwriters, exercisable for 30 days after the date of this
Prospectus, to purchase up to an aggregate of         additional shares of
Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

         At the request of the Company, the Underwriters have reserved for sale,
at the initial public offering price, up to       shares to be sold and offered
hereby by the Company to certain employees of the Company and other persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

         The Company, its executive officers, directors and all existing shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

         Prior to the offering, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the Selling Shareholders and the Representative. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representative believes to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and the Company's past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to those of the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade at or above the initial public offering price. The initial public offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "LTCW."

         The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

         The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments Underwriters may be required to make in respect thereof.

         Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception in these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If the Underwriters create a short position in the Common Stock in connection with the offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus) the Representative may reduce that short position by purchasing Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

         Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

         The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of the Company at July 31, 1996 and for the year then ended and the combined financial statements of Telephone Warehouse at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and the consolidated financial statements of the Company at July 31, 1995 and for each of the two years in the period ended July 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         The Company's Board of Directors appointed Ernst & Young LLP as the independent accountants for the Company in July 1996 to replace Deloitte & Touche LLP, who were the independent accountants from July 1994 until such time. During the period of Deloitte & Touche LLP's retention by the Company, there were no disagreements between Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the disagreement in any of their reports on the Company's financial statements. In addition, the reports of Deloitte & Touche LLP on the financial statements of the Company at and for the years ended July 31, 1994 and 1995 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, the scope of the audit performed or accounting principles. During the two years ended July 31, 1995, there have been no reportable events described in Item 304(a)(1)(v) of Regulation S-K promulgated by the Commission. The Company has requested Deloitte & Touche LLP furnish it with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of such letter has been filed as an exhibit to the registration statement of which this Prospectus forms a part. The Company engaged Ernst & Young LLP as its new independent accountants as of July 12, 1996 to perform audit services commencing with the year ended July 31, 1996. During the year ended July 31, 1995, the Company has not consulted Ernst & Young LLP on items which (i) were or should have been subject to Statement on Accounting Standards No. 50 or (ii) concerned the subject matter of a disagreement or reportable event (as described in Item 304(a)(1)(iv) of Regulation S-K).

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. The Commission also maintains a World Wide Web site on Internet at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the Commission. Information concerning the Company will also be available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                         Index to Financial Statements


Let's Talk Cellular & Wireless, Inc. and Subsidiaries:

Report of Independent Certified Public Accountants.....................  F-2
Report of Independent Certified Public Accountants.....................  F-3

Consolidated Balance Sheets............................................  F-4
Consolidated Statements of Income......................................  F-6
Consolidated Statements of Changes in Redeemable,
   Convertible Preferred Stock and Common Shareholders' Equity.........  F-7
Consolidated Statements of Cash Flows..................................  F-8
Notes to Consolidated Financial Statements.............................  F-10

Telephone Warehouse:

Report of Independent Auditors.........................................  F-26

Combined Balance Sheets ...............................................  F-27
Combined Statements of Operations......................................  F-29
Combined Statements of Changes in Shareholders' Equity.................  F-30
Combined Statements of Cash Flows......................................  F-32
Notes to Combined Financial Statements.................................  F-34

               Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Let's Talk Cellular & Wireless, Inc. and subsidiaries as of July 31, 1996, and the related consolidated statements of income, changes in redeemable, convertible preferred stock and common shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Let's Talk Cellular & Wireless, Inc. and subsidiaries at July 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the accompanying consolidated financial statements as of July 31, 1996 and for the year then ended have been restated for a change in the method of recording preopening expenses.


                                                       /s/ ERNST & YOUNG LLP

Miami, Florida
September 26, 1996

               Report of Independent Certified Public Accountants



Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Let's Talk Cellular & Wireless, Inc. (formerly Let's Talk Cellular of America, Inc.) and subsidiaries as of July 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Let's Talk Cellular & Wireless, Inc. and subsidiaries at July 31, 1995, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the accompanying consolidated financial statements as of July 31, 1995 and for the year then ended have been restated for a change in the method of recording preopening expenses.


                                                     /s/ DELOITTE & TOUCHE LLP


Miami, Florida
October 31, 1995, except for the seventh paragraph of Note 2 as to which the date is September 26, 1996.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                           Consolidated Balance Sheets


                                                    JULY 31                APRIL 30
                                          --------------------------      ----------
                                              1995            1996            1997
                                          --------------------------      ----------
                                                                         (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents              $  241,820      $1,357,172      $  228,318
   Accounts receivable, net                  510,643         620,521       1,397,527
   Inventory                               1,191,352       1,210,159       3,508,030
   Prepaid expenses                          170,454          31,224          38,279
   Other current assets                      128,251          42,511         115,231
   Deferred tax asset (Note 9)                    --          17,174          76,675
                                          ----------      ----------      ----------
Total current assets                       2,242,520       3,278,761       5,364,060

Cash held in escrow (Note 10)                     --       2,009,194              --

Property and equipment, net (Note 3)       1,058,430       1,324,852       3,514,670

Other assets, net                             23,062          32,780          78,072
Intangible assets, net (Note 12)                  --              --         440,000










                                          ----------      ----------      ----------
Total assets                              $3,324,012      $6,645,587      $9,396,802
                                          ==========      ==========      ==========



(CONTINUED ON THE FOLLOWING PAGE)

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                                                                                JULY 31                 APRIL 30
                                                                       --------------------------      -----------
                                                                          1995            1996            1997
                                                                       ----------      ----------      ----------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                                   (UNAUDITED)
Current liabilities:
   Trade accounts payable                                              $1,231,606      $  841,490      $1,777,208
   Bank lines of credit (Note 4)                                          462,493         827,000       1,129,400
   Accrued expenses                                                       365,845         512,486       1,073,701
   Current portion of loans from shareholders                             100,000              --              --
   Current portion of bank term loans and obligations under
     capital leases (Notes 4 and 6)                                        47,880         115,236         270,907
   Income taxes payable (Note 9)                                               --          59,217         277,152
   Deferred revenues                                                       97,903          79,886          85,797
   Customer deposits                                                       46,878          64,616          40,421
                                                                       ----------      ----------      ----------
Total current liabilities                                               2,352,605       2,499,931       4,654,586

Bank term loans, less current portion (Note 4)                                 --         190,000         428,333
Loans from shareholders, less current
   portion (Note 5)                                                       258,997         258,100         258,100
Obligations under capital leases, less
   current portion (Note 6)                                                69,071          26,226          26,226
Other liabilities                                                           2,711          35,565          40,778
Deferred tax liability (Note 9)                                            19,999           5,572          24,134
Commitments and contingencies (Note 7)

Redeemable, convertible preferred stock,
   $30 par value, 150,000 shares authorized,
   100,000 issued and outstanding (Note 10)                                    --       2,937,360       2,946,915

Common shareholders' equity (Note 11):
   Common stock, $.001 par value, 50,000,000 shares
     authorized, 650,000 shares issued and outstanding
                                                                              650             650             650
   Additional paid-in capital                                             257,600         263,806         283,902
   Retained earnings                                                      362,379         428,377         733,178
                                                                       ----------      ----------      ----------
Total common shareholders' equity                                         620,629         692,833       1,017,730
                                                                       ----------      ----------      ----------
Total liabilities and shareholders' equity                             $3,324,012      $6,645,587      $9,396,802
                                                                       ==========      ==========      ==========



SEE ACCOMPANYING NOTES.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                        Consolidated Statements of Income


                                                                                                     NINE MONTHS ENDED
                                                           YEAR ENDED JULY 31                              APRIL 30
                                            -----------------------------------------------     -----------------------------
                                                 1994            1995               1996            1996              1997
                                            ------------     ------------      ------------     ------------     ------------
                                                                                                         (UNAUDITED)
Net revenues:
   Retail sales and activation income       $  4,032,861     $  7,770,308      $ 12,518,247     $  9,175,457     $ 17,007,396
   Residual income                               228,341          533,273         1,075,035          752,871          929,638
                                            ------------     ------------      ------------     ------------     ------------
Total net revenues                             4,261,202        8,303,581        13,593,282        9,928,328       17,937,034

Cost of sales                                  2,127,718        4,259,814         6,509,282        4,714,601        8,039,363
                                            ------------     ------------      ------------     ------------     ------------
Gross profit                                   2,133,484        4,043,767         7,084,000        5,213,727        9,897,671

Operating expenses:
   Selling, general and administrative         1,918,038        3,896,453         6,601,077        4,841,389        8,788,905
   Depreciation and amortization                  43,082           99,732           225,159          155,034          285,120
   Amortization of intangible assets                  --               --                --               --          160,000
                                            ------------     ------------      ------------     ------------     ------------
Total operating expenses                       1,961,120        3,996,185         6,826,236        4,996,423        9,234,025
                                            ------------     ------------      ------------     ------------     ------------
Income from operations                           172,364           47,582           257,764          217,304          663,646
Interest expense, net                            (12,690)         (39,898)         (152,827)        (117,737)        (128,604)
                                            ------------     ------------      ------------     ------------     ------------
Income before provision (benefit)
   for income taxes                              159,674            7,684           104,937           99,567          535,042
Provision (benefit) for income taxes              70,045             (455)           38,939           33,060          230,241
                                            ============     ============      ============     ============     ============
Net income                                  $     89,629     $      8,139      $     65,998     $     66,507     $    304,801
                                            ============     ============      ============     ============     ============

Net income per share                        $        .11     $        .01      $        .07     $        .08     $        .22
                                            ============     ============      ============     ============     ============


Weighted average shares outstanding              823,624          823,624           876,077          823,624        1,355,442
                                            ============     ============      ============     ============     ============



SEE ACCOMPANYING NOTES.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                Consolidated Statements of Changes in Redeemable,
           Convertible Preferred Stock and Common Shareholders' Equity



                                           REDEEMABLE CONVERTIBLE                     COMMON SHAREHOLDERS' EQUITY
                                              PREFERRED STOCK                  COMMON STOCK
                                          -----------------------------------------------------      PAID-IN         RETAINED
                                          SHARES         AMOUNT          SHARES         AMOUNT       CAPITAL         EARNINGS
                                          -------      -----------     ---------      ---------      --------       ---------

Balance at July 31, 1993                       --      $        --       650,000      $     650      $  7,600        $264,611
Net income                                     --               --            --             --            --          89,629
                                          -------      -----------     ---------      ---------      --------       ---------
Balance at July 31, 1994                       --               --       650,000            650         7,600         354,240
Capital contributions                          --               --            --             --       250,000              --
Net income                                     --               --            --             --            --           8,139
                                          -------      -----------     ---------      ---------      --------       ---------
Balance at July 31, 1995                       --               --       650,000            650       257,600         362,379
Issuance of redeemable convertible
   preferred stock for cash               100,000        3,295,000            --             --            --              --
Issuance costs associated with
   redeemable convertible
   preferred stock                             --         (358,702)           --             --            --              --
Accretion of preferred stock to
   redemption value                            --            1,062            --             --        (1,062)             --
Issuance of stock under stock
   bonus plan                                  --               --            --             --         7,268              --
Net income                                     --               --            --             --            --          65,998
                                          -------      -----------     ---------      ---------      --------       ---------
Balance at July 31, 1996                  100,000        2,937,360       650,000            650       263,806         428,377
Accretion of preferred stock to
   redemption value (Unaudited)                --            9,555            --             --        (9,555)             --
Issuance of stock under stock
   bonus plan (Unaudited)                      --               --            --             --        29,651              --
Net income (Unaudited)                         --               --            --             --            --         304,801
                                          -------      -----------     ---------      ---------      --------       ---------
Balance at April 30, 1997
   (Unaudited)                            100,000      $ 2,946,915       650,000      $     650      $283,902       $ 733,178
                                          =======      ===========     =========      =========      ========       =========



SEE ACCOMPANYING NOTES.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                                                            NINE MONTHS ENDED
                                                                      YEAR ENDED JULY 31                         APRIL 30
                                                       -------------------------------------------     --------------------------
                                                          1994            1995            1996             1996            1997
                                                       -----------     -----------     -----------     -----------    -----------
                                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income                                             $    89,629     $     8,139     $    65,998     $    66,507    $   304,801
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                          43,082          99,732         225,159         155,034        285,120
     Amortization of intangible assets                          --              --              --              --        160,000
     Provision for activation adjustments and
       cancellation losses                                      --              --          65,638              --         65,969
     Deferred income taxes                                      --          19,999         (31,601)        (15,141)       (40,939)
     Loss on disposal of property and equipment                 --              --          50,476          22,065        128,685
     Issuance of stock under stock bonus plan                   --              --           7,268              --         29,651
     Changes in operating assets and liabilities:
       Accounts receivable                                 (96,918)       (387,717)       (175,516)       (199,109)      (842,975)
       Inventory                                          (149,387)       (719,560)        (18,807)         (6,335)    (2,297,871)
       Prepaid expenses                                    (21,986)       (133,886)        139,230         125,208         (7,055)
       Other current assets                                 (1,942)       (120,748)         85,740          93,284        (72,720)
       Other assets                                        (12,399)        (10,663)         (9,718)        (14,728)       (45,292)
       Trade accounts payable                              193,682       1,014,614        (390,116)       (402,658)       935,718
       Accrued expenses                                    (57,246)        216,619         146,641         (81,165)       561,215
       Other liabilities                                        --           2,711          32,854          33,941          5,213
       Income taxes payable                                     --              --          59,217          58,137        217,935
       Customer deposits                                    30,169           4,659          17,738          41,144        (24,195)
       Deferred revenues                                        --          97,903         (18,017)          7,153          5,911
                                                       -----------     -----------     -----------     -----------    -----------
Net cash provided by (used in) operating
   activities                                               16,684          91,802         252,184        (116,663)      (630,829)

INVESTING ACTIVITIES
Acquisition of Northpoint Cellular                              --              --              --              --       (850,000)
Proceeds from disposals of property and
   equipment                                                    --              --          73,680          63,750             --
Purchases of property and equipment                       (181,976)       (809,182)       (594,185)       (540,709)    (2,353,623)
Increase in cash held in escrow                                 --              --      (2,009,194)             --      2,009,194
                                                       -----------     -----------     -----------     -----------    -----------
Net cash used in investing activities                     (181,976)       (809,182)     (2,529,699)       (476,959)    (1,194,429)



(CONTINUED ON THE FOLLOWING PAGE)

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                                                                                                           NINE MONTHS ENDED
                                                                     YEAR ENDED JULY 31                          APRIL 30
                                                       ------------------------------------------     --------------------------
                                                           1994            1995          1996             1996            1997
                                                       -----------     -----------    -----------     -----------     -----------
                                                                                                              (UNAUDITED)
FINANCING ACTIVITIES
Borrowings under bank lines of credit                  $   147,785     $   312,493    $   364,507     $   403,307     $   302,400
Increase (decrease) in loans from shareholders                  --         332,792       (100,897)       (100,897)             --
Proceeds from capital contributions                             --         250,000             --              --              --
Proceeds from bank term loan                                    --              --        300,000         300,000         600,000
Payments on bank term loan and capital leases                   --              --       (107,041)        (74,996)       (205,996)
Proceeds from sale of preferred stock, net of
   issuance costs                                               --              --      2,936,298              --              --
                                                       -----------     -----------    -----------     -----------     -----------
Net cash provided by financing activities                  147,785         895,285      3,392,867         527,414         696,404
                                                       -----------     -----------    -----------     -----------     -----------

Net (decrease) increase in cash and
   cash equivalents                                        (17,507)        177,905      1,115,352         (66,208)     (1,128,854)
Cash and cash equivalents at
   beginning of period                                      81,422          63,915        241,820         241,820       1,357,172
                                                       -----------     -----------    -----------     -----------     -----------
Cash and cash equivalents at end of period             $    63,915     $   241,820    $ 1,357,172     $   175,612     $   228,318
                                                       ===========     ===========    ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                                 $    11,432     $    31,269    $   152,358     $   110,235     $   154,656
                                                       ===========     ===========    ===========     ===========     ===========

Cash paid for income taxes                             $   209,615     $     9,812     $       --     $    30,941     $    87,700
                                                       ===========     ===========    ===========     ===========     ===========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES
Acquisition of property and equipment under
   capital leases                                      $        --     $   135,683    $    21,552     $    14,703     $        --
                                                       ===========     ===========    ===========     ===========     ===========



SEE ACCOMPANYING NOTES.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                  July 31, 1996

                (Information pertaining to the nine months ended
                      April 30, 1996 and 1997 is unaudited)


1. NATURE OF OPERATIONS

Let's Talk Cellular & Wireless, Inc. and its wholly-owned subsidiaries (collectively, the Company) ( known as Let's Talk Cellular of America, Inc. prior to June 27, 1997) is an independent specialty retailer of cellular and wireless products, services and accessories. As of July 31, 1995 and 1996 and April 30, 1997, the Company operated 22 and 25 and 61 stores, respectively, located throughout the United States and Puerto Rico.

The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Let's Talk Cellular and Wireless, Inc. and its wholly-owned subsidiaries LTC Kiosk Management Corporation and Let's Talk Cellular of Bayside, Inc. All intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Substantially all of the Company's accounts receivable are due from carriers of wireless communication services. Collateral is not required and terms are generally between 30 and 60 days. Accounts receivable are net of allowances of $-0-, $65,638 and $131,607 as of July 31, 1995 and 1996 and April 30, 1997,
respectively, which are primarily reserves for deactivations.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories, consisting of cellular and wireless products and related accessories, are valued at the lower of cost, based on the average cost method, or market.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the remainder of the noncancelable lease period (including renewal options) (see
Note 3).

INTANGIBLE ASSETS

The noncompete arrangement entered into in connection with the Northpoint Cellular, Inc. acquisition (see Note 12) is amortized over the life of the arrangement, which is thirty months.

PREOPENING EXPENSES

Effective August 1, 1996, the Company changed its method of accounting for preopening expenses from capitalizing these costs and amortizing them over 18 months to expensing them as incurred. The Company believes this new method is preferable because it is more consistent with industry standards. This change has been applied retroactively and the financial statements of prior periods have been restated in accordance with provisions of Accounting Principles Board Opinion No. 20, ACCOUNTING CHANGES. As a result of the change, previously reported net income for the year ended July 31, 1996 increased approximately $14,000 ($.02 per share) and decreased by approximately $36,000 ($.04 per share) for the year ended July 31, 1995.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

In fiscal 1997, the Company will adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. SFAS No. 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current circumstances, the Company does not believe the effect upon adoption of SFAS No. 121 will be material.

REVENUE RECOGNITION

Product Sales

Revenue from retail product sales is recorded upon customer purchase.

Activation Income

The Company receives activation income from cellular carriers for each new cellular phone subscription sold by the Company. Revenue from such commissions is recorded upon customer subscription. New subscription activation commissions are fully refundable if the subscriber cancels service within a certain minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement that requires a customer deposit which is forfeited in case of early cancellation. The allowance for doubtful accounts includes an amount for estimated cancellation losses, net of deposit forfeitures.

Residual Income

The Company generally receives monthly residual income from the cellular service providers based on a percentage of actual phone usage by subscribers. Revenue from residual income is generally recorded as the cellular service is provided. Revenue from prepaid pager service is deferred and recognized over the period service is provided, usually three to twelve months. Revenue from monthly installment pager service contracts is recorded as received.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expense which is included in selling, general and administrative is recorded net of cooperative advertising payments received. Net advertising expense amounted to $27,932, $130,277 and $77,168 for the years ended July 31, 1994, 1995 and 1996, respectively and $16,219 and $268,806 for the nine months ended April 30, 1996 and 1997, respectively. These amounts are net of $18,995, $181,550 and $654,687 of cooperative advertising payments received for the years ended July 31, 1994, 1995 and 1996, respectively, and $507,232 and $1,170,739 for the nine months ended April 30, 1996 and 1997, respectively.

INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

NET INCOME PER SHARE

Net income per share is calculated using the weighted average number of common and common equivalent shares outstanding during the respective periods. Common equivalent shares consist of common stock that would be issued upon conversion of the redeemable, convertible preferred stock (described in Note 10). Common shares and common equivalent shares issued at prices below the Company estimated public offering price during the 12 months immediately preceding the date of the initial filing of the registration statement are anticipated to be included in the calculation of common shares, using the treasury stock method, as if they were outstanding for all periods presented. As such, 118,182 shares of common stock issued to induce conversion of the redeemable convertible preferred stock (see Note 14) and 55,442 shares of common stock issuable upon the exercise of stock options (see Note 14) are included in the calculation of the weighted average number of common and common equivalent shares. For the year ended July 31, 1996 and for the nine month period ended April 30, 1997, accretion to redemption value of the redeemable convertible preferred stock of $1,062 and $9,555, respectively, has been deducted from net income for purposes of calculating net income per share.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERIM FINANCIAL DATA

In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of April 30, 1997, the results of operations and cash flows for the nine months ended April 30, 1996 and 1997 and the changes in redeemable, convertible preferred stock and common shareholders' equity for the nine months ended April 30, 1997.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, EARNINGS PER SHARE, which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter ending April 30, 1998, and upon adoption, all prior-period earnings per share presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending January 31, 1998 is not permitted. The restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 will not differ from amounts reported under the existing accounting rules for all periods reported by the Company through July 31, 1997.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                              USEFUL LIVES                    JULY 31                    APRIL 30
                                                (YEARS)                1995             1996               1997
                                              -------------        -----------       -----------      --------------
Computer equipment                                 5               $   287,755       $   239,185      $   587,277
Furniture and equipment                            7                   363,848           716,724        1,210,889
Office equipment                                   5                    29,660            33,216           61,392
Leasehold improvements                            7-10                 517,891           734,012        2,247,486
Construction in progress                                                53,520             3,850           60,223
                                                                   -----------       -----------      --------------
                                                                     1,252,674         1,726,987        4,167,267
Less accumulated depreciation
   and amortization                                                   (194,244)         (402,135)        (652,597)
                                                                   ===========       ===========      ==============
                                                                   $ 1,058,430       $ 1,324,852      $ 3,514,670
                                                                   ===========       ===========      ==============



Office equipment under capital leases totaled $135,683 , $157,235 and $ 143,070 at July 31, 1995 and 1996, and April 30, 1997, respectively. Accumulated amortization for assets under capital leases was $13,397, $44,121, and $ 54,671 at July 31, 1995 and 1996 and April 30, 1997, respectively.

4. BANK LINES OF CREDIT AND BANK TERM LOAN

Through September 5, 1995, the Company had a bank line of credit secured by substantially all of the Company's assets, personally guaranteed by the Company's shareholders and bearing interest at the bank's prime rate plus 1.5% (8.75% at July 31, 1995). This line of credit was repaid in full on September 5, 1995.

On September 5, 1995, the Company entered into a new line of credit and a term loan agreement with a bank. Under the line of credit, the Company can borrow up to $1,300,000 (as amended on December 4, 1995) based on a formula of eligible receivables and inventories. Advances under the line of credit are payable on demand and bear interest at 2% above the bank's prime rate (10.25% at July 31, 1996). The line of credit is secured by a pledge of substantially all of the Company's assets and is personally guaranteed by the Company's majority shareholders. The line of credit was repaid on June 27, 1997 in connection with the Company's acquisition of Telephone Warehouse (see Note 14).

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

4. BANK LINES OF CREDIT AND BANK TERM LOAN (CONTINUED)

Under the bank term loan, the Company borrowed $300,000. The term loan is payable in 35 monthly principal installments of $5,000 with the remaining principal balance due in September 1998, and bears interest at 2.5% above the bank's prime rate (10.75% at July 31, 1996). The term loan is secured by a pledge of substantially all of the Company's assets and is personally guaranteed by the Company's majority shareholders. The bank term loan was repaid on June 27, 1997 in connection with the Company's acquisition of Telephone Warehouse (see Note 14).

The Company's line of credit and bank term loan agreement contains certain restrictive covenants which, among other things, restricts the payment of dividends, restricts additional indebtedness and obligations, limits capital expenditures, and requires maintenance of certain financial ratios.

Maturities of the bank term loan as of April 30, 1997, are as follows:

         1998                                    $  260,000
         1999                                       395,000
         2000                                        33,333
                                                 ----------
         Total                                   $  688,333
                                                 ==========

On August 27, 1996, the Company entered into a $600,000 term loan agreement with a bank. The term loan is payable in 36 monthly principal installments of $16,667 commencing on October 1, 1996 and bears interest at 1.5% above the bank's prime rate. The term loan is secured by a pledge of substantially all of the Company's assets and is personally guaranteed by the Company's majority shareholders. This term loan was repaid on June 27, 1997 in connection with the Company's acquisition of Telephone Warehouse (see Note 14).

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

5. LOANS FROM SHAREHOLDERS

Loans from shareholders consist of the following:

                                                                             JULY 31               APRIL 30
                                                                      1995            1996           1997
                                                                   ---------       ---------      ---------
               Note payable to shareholder, unsecured,
                  bearing interest at 16%, repaid in
                  September 1995                                   $ 100,000       $      --      $      --
               Notes payable to shareholders, unsecured,
                  bearing interest at 8%, payable on
                  October 1, 2001 (see Note 14)                      258,997         258,100        258,100
                                                                   ---------       ---------      ---------
                                                                     358,997         258,100        258,100
               Less current portion                                 (100,000)             --             --
                                                                   ---------       ---------      ---------
               Long-term portion                                   $ 258,997       $ 258,100      $ 258,100
                                                                   =========       =========      =========


6. CAPITAL LEASE OBLIGATIONS

The Company leases certain office equipment under capital leases. These lease obligations are payable in monthly installments. During 1996, total payments under such leases aggregated $57,041. The future minimum lease payments at July 31, 1997 relating to these capital leases are as follows:

         Year ending July 31, 1997:

         1997                                                       $  67,466
         1998                                                          34,122
         1999                                                           4,960
                                                                    ---------
         Total payments remaining under capital leases                106,548
         Less amount representing interest at 13%                     (25,086)
                                                                    ---------
         Present value of capital lease obligations                    81,462
         Less current portion                                         (55,236)
                                                                    ---------
         Capital lease obligations, net of current portion          $  26,226
                                                                    =========

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

6. CAPITAL LEASE OBLIGATIONS (CONTINUED)

The present value of capital lease obligations at April 30, 1997 amounted to $37,133, of which $10,907 represents the current portion of the capital lease obligations.

7. COMMITMENTS AND CONTINGENCIES

The Company leases retail, offices and warehouse space and certain equipment under operating leases which expire at various dates through 2007 with options to renew certain of such leases for additional periods. The lease agreements covering retail space provide for minimum rentals and/or rentals based on a percentage of sales.

Future minimum payments under operating leases at July 31, 1996 are approximately as follows:

         1997                                    $1,354,546
         1998                                     1,184,565
         1999                                       960,348
         2000                                       685,207
         2001                                       236,618
         Thereafter                                  27,600
                                                 ----------
         Total                                   $4,448,884
                                                 ==========

Total rent expense for the years ended July 31, 1994, 1995 and 1996 and the nine month periods ended April 30, 1996 and April 30, 1997 was approximately $330,000, $874,500, $1,566,600, $1,174,154 and $1,961,220, respectively, of which approximately $18,000, $21,100, $10,600, $10,590 and $25,000,
respectively, was paid for rentals based on a percentage of sales.

The Company is the defendant in certain legal proceedings that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's results of operations or financial position.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due under the lines of credit, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the bank term loans approximates fair value because the interest rate is tied to a quoted variable index. The carrying value of the loans from shareholders approximate fair value because the interest rate approximates the Applicable Federal Rate (AFR).

9. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

                                                                NINE MONTHS ENDED
                       YEARS ENDED JULY 31                            APRIL 30
                1994           1995            1996            1996            1997
              ---------      ---------       ---------       ---------       ---------
Current       $  70,045      $ (20,454)      $  70,540       $  48,201       $ 271,180
Deferred             --         19,999         (31,601)        (15,141)        (40,939)
              ---------      ---------       ---------       ---------       ---------
Total         $  70,045      $    (455)      $  38,939       $  33,060       $ 230,241
              =========      =========       =========       =========       =========



The differences between the federal statutory income tax rate and the effective income tax rate are summarized below:


                                                                                      NINE MONTHS ENDED
                                              YEAR ENDED JULY 31                           APRIL 30,
                                      1994            1995           1996             1996            1997
                                   ---------       ---------       ---------       ---------       ---------
Tax at federal statutory rate      $  54,289       $   2,613       $  35,679       $  33,853       $ 181,914
State income taxes, net of
   federal benefit                     5,796             279           3,809           3,614          19,422
Permanent differences                     16           3,950           6,023           5,307           6,046
Other                                  9,944          (7,297)         (6,572)         (9,714)         22,859
                                   ---------       ---------       ---------       ---------       ---------
                                   $  70,045       $    (455)      $  38,939       $  33,060       $ 230,241
                                   =========       =========       =========       =========       =========

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

9. INCOME TAXES (CONTINUED)

Significant components of the Company's net deferred income taxes are as follows:

                                                     JULY 31               APRIL 30
                                               1995           1996            1997
                                             --------       --------       --------
Deferred tax assets:
   Allowances                                $     --       $  5,885       $ 49,524
   Miscellaneous accruals                          --         11,289         15,993
   Stock compensation                              --             --         11,158
                                             --------       --------       --------
Total current deferred tax asset                   --         17,174         76,675

Deferred tax liabilities:
   Depreciation                               (19,999)        (5,572)       (17,862)
   Other                                           --             --         (6,272)
                                             --------       --------       --------
Total deferred tax liabilities                (19,999)        (5,572)       (24,134)
                                             --------       --------       --------
Net deferred tax (liability) asset           $(19,999)      $ 11,602       $ 52,541
                                             ========       ========       ========



10. CASH IN ESCROW AND REDEEMABLE, CONVERTIBLE PREFERRED STOCK

On June 25, 1996, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party investor (HIG Fund V) and issued 100,000 shares of the Company's Series A Preferred Stock (the Preferred Stock), par value $30 per share at a price of $32.95 per share for an aggregate purchase price of $3,295,000 of which $1,000,000, net of $358,702 in certain issuance costs, was paid at closing. The balance of $2,000,000 was released from escrow to the Company in September and December of 1996.

Under the escrow agreement, the release of funds occurred upon management providing certain representations, including: (a) that the Company has substantially used all of the previous amounts funded as set forth in the Agreement, which provided in general that funds were to be used for capital expenditures and not to repay shareholder notes or to pay down the Company's line of credit to less than a specified amount; and (b) that there had been no material adverse change (as defined by management) in the Company's condition or prospects.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

10. CASH IN ESCROW AND REDEEMABLE PREFERRED STOCK (CONTINUED)

Each holder of the Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders shares of Preferred Stock could be converted. Any share of Preferred Stock may, at the option of the holder, be converted at any time into 3.5 shares of Common Stock, subject to certain adjustments to prevent dilution. The conversion rate increases to 5.32 shares of Common Stock if certain performance thresholds are not met, as defined in the agreement. As of April 30, 1997, such thresholds were not met. The Preferred Stock is redeemable at $30 per share at the option of the Investor, on the earlier of June 25, 2001, or upon the occurrence of certain events as set forth in the Agreement.

In connection with the issuance of the Preferred Stock and until the Company's first Qualified Public Offering, as defined, the Company agreed with the preferred stockholders to comply with certain restrictive covenants, including covenants concerning limitations on: investments, distributions, dealings with affiliates, mergers, the issuance of options, rights or warrants, indebtedness, compensation, and consulting agreements and capital expenditures. The Company requested the conversion of the Preferred Stock prior to the lapse of the Investor's option to convert, as described above and, in connection with such conversion, the conversion rate was amended and the Preferred Stockholder rights were terminated (see Note 14).

Holders of Preferred Stock have priority over holders of common stock or any other series of capital stock in the event of liquidation, dissolution, or winding up of the Company.

11. COMMON STOCK

On June 25, 1996, the Company amended and restated its Articles of Incorporation such that the par value of the Common Stock was decreased to $0.001 per share and the number of authorized shares of common stock was increased to 50,000,000 shares. The 1995 financial statements have been restated to reflect the change in par value and the newly authorized shares.

During 1996 and 1997, the Company issued 6,500 shares of the Company's Common Stock under a stock bonus plan and recognized $7,268 and $29,651 in compensation expense associated with such issuance for the year ended July 31, 1996 and the nine months ended April 30, 1997. The Common Stock issued under the stock bonus plan can be redeemed by the Company at book value, upon termination of employment.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

11. COMMON STOCK (CONTINUED)

Common Stock reserved for issuance at April 30, 1997 was 531,818 shares.

12. ACQUISITION OF NORTHPOINT CELLULAR, INC.

On August 31, 1996, the Company entered into an asset purchase agreement with a third party (Northpoint Cellular, Inc., a company also known as Peachtree Mobility) to purchase the assets of five stores located in the Georgia area for a total purchase price of $850,000. The assets purchased amounted to $250,000 and consisted mostly of leasehold improvements. In conjunction with the purchase, Northpoint Cellular, Inc. entered into a noncompete arrangement for aggregate consideration of $600,000 which was paid on August 31, 1996. The noncompete arrangement expires February, 1999.

13. SIGNIFICANT CUSTOMERS

One customer accounted for, 11%, and 23%, of the Company's net revenues for the years ended July 31, 1995 and 1996 and 21% and 16% for the nine months ended April 30, 1996 and 1997, respectively. Accounts receivable from this customer accounted for 30%, 51% and 18% of the total net accounts receivable at July 31, 1995, 1996 and April 30, 1997, respectively.

A second customer accounted for 13% of net revenues for the nine months ended April 30, 1997 and 12% of the net accounts receivable at April 30, 1997.

A third customer accounted for 11% of net revenues for the year ended July 31, 1996 and 11% and 16% for the nine months ended April 30, 1996 and 1997, respectively. This customer accounted for 25% and 27% of the net accounts receivable at July 31, 1996 and April 30, 1997, respectively.

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

On June 5, 1997, the Company's line of credit facility was increased to $2,300,000.

On June 27, 1997 (effective June 30, 1997), the Company purchased 100% of the outstanding shares of common stock of National Cellular, Inc., and Telephone Warehouse, Inc. (collectively Telephone Warehouse), from Texas Cellular Partners, L.P. (TCP), an affiliate of HIG Fund V, in

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF CERTIFIED PUBLIC ACCOUNTANTS (CONTINUED)

exchange for 552,590 shares of the Company's common stock and assumption of approximately $13,100,00 million of indebtedness. The fair value of the shares issued to TCP were determined by management to be approximately $2,530,000. The fair value of net assets acquired, including approximately $2,545,000 allocated to acquired residual income was approximately $4,844,000. A deferred tax liability of $942,000 was provided related to the acquired residual income.

The purchase price exceeded the fair value of the net assets acquired by approximately $10,786,000. The acquisition will be accounted for as a purchase, and accordingly, the Company's financial statements will include the net assets and results of operations of Telephone Warehouse beginning July 1, 1997. The purchase price allocation is based on preliminary data. In a previous transaction, on January 1, 1997, TCP had purchased from the president and sole shareholder of Telephone Warehouse (the Former Shareholder), all of the outstanding stock of Telephone Warehouse for a purchase price of approximately $15,100,000, including acquisition costs of approximately $200,000.

In connection with the acquisition, the Company assumed an employment agreement with the former shareholder of Telephone Warehouse (the Former Shareholder) providing for the following: (i) for the six month period beginning on July 1, 1997, a salary of $50,000, (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997.

Payments to be made beginning July 1, 1997 through December 31, 1997 under the employment agreement totaling $1,000,000, will be treated as compensation expense for such period. In addition, a note payable to the Former Shareholder included in assumed indebtedness of $13,100,000, provides for additional payments to be made in March 1999 for up to $1,585,000 contingent upon the results of Telephone Warehouse for the year ended December 31,1998, whether or not the Former Shareholder remains employed by the Company.

As a condition precedent to the Telephone Warehouse acquisition (see above), on June 27, 1997, the Company issued 650,000 shares of Common Stock to HIG Fund V in exchange for the conversion of all the outstanding Preferred Stock. Of the 650,000 shares issued, 118,182 were in addition to the original conversion feature of the Preferred Stock in order to induce HIG Fund V to convert the Preferred stock and in exchange for relief from the limitations placed on the

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF CERTIFIED PUBLIC ACCOUNTANTS (CONTINUED)

Company by the HIG Fund V, as described in Note 10. Management determined that the fair value of the 118,182 shares at the date of issuance was approximately $242,000.

On June 27, 1997, in connection with the purchase of Telephone Warehouse from TCP, the Company assumed the debt of Telephone Warehouse, which was owed to Nations Credit Commercial Corporation (NCCC), a limited partner of TCP, and simultaneously refinanced the Company's debt with NCCC. The Company's new credit facility provides for borrowings of up to $22.1 million of which $14.1 million was outstanding as of July 31, 1997. Such credit facility is secured by substantially all of the Company's assets and is comprised of a $9 million revolving credit facility and an aggregate of $13.1 million in term loans. The revolving credit facility's availability is based on a formula of eligible receivables and inventories with sublimits of $4 million to the Company and $5 million to Telephone Warehouse. The $4 million and $5 million sublimits bear interest at 3.75% above the commercial paper rate. The term loans are payable quarterly over seven years and bear interest at 4.5% over the commercial paper rate.

On June 27, 1997, the Company borrowed $2 million on the term loans and $1 million on the revolving credit facility. The proceeds were used to repay the Company's existing debt at that time and pay loan origination fees and related expenses of $223,000.

In connection with the Company's debt refinancing, the Company issued stock purchase warrants to NCCC to purchase a total of 32,410 shares of the Company's common stock at an exercise price of $.0001 per share. Deferred interest expense of $148,438 was recorded at June 27, 1997, representing the estimated value of the warrants, which is being recognized as interest expense over the term of the credit facilities of 7 years. The warrants expire on December 31, 2006.

On June 27, 1997, the Company entered into amended and restated employment agreement with two of its officers to provide for five year terms with base salaries subject to annual increases and annual bonuses subject to achievement of defined performance targets.

              Let's Talk Cellular & Wireless, Inc. and Subsidiaries

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF CERTIFIED PUBLIC ACCOUNTANTS (CONTINUED)

On June 27, 1997, the Company entered into amended and restated promissory notes (Amended Shareholder Notes) with two of its shareholders in the amount of $258,100. The Amended Shareholder Notes call for the principal to be payable in full on the earlier to occur of (a) a Qualified Public Offering, as defined, or
(b) June 1, 1998. All accrued and unpaid interest under the Amended Shareholder Notes is due and payable monthly and bear interest at 8%.

Also, On June 27, 1997, the Company issued stock options to purchase 55,442 shares of Common Stock, with an exercise price of $65.92 per share, to two officers of the Company.

                         Report of Independent Auditors

Board of Directors and Shareholder
National Cellular, Inc.
Telephone Warehouse, Inc.
Telephone Warehouse-San Antonio, Inc.
Telephone Warehouse-KC, Inc.

We have audited the accompanying combined balance sheets of National Cellular, Inc., Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. (collectively referred to as Telephone Warehouse or Predecessor) as of December 31, 1995 and 1996, and the related combined statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of National Cellular, Inc., Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. at December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG LLP

Dallas, Texas
July 25, 1997

                            Telephone Warehouse

                          Combined Balance Sheets


                                                        DECEMBER 31
                                               ----------------------------   |    APRIL 30
                                                   1995              1996     |      1997
                                               -----------      -----------   |  -----------
                                                       (PREDECESSOR)          |  (UNAUDITED)
                                                                              |
ASSETS                                                                        |
Current assets:                                                               |
   Cash and cash equivalents                   $ 2,114,591      $ 1,265,919   |  $   573,872
   Accounts receivable, net                      4,803,664        4,390,030   |    2,483,069
   Inventory, net                                2,070,164        3,267,965   |    3,201,119
   Prepaid expenses                                110,395           90,834   |      287,702
   Deferred tax asset (Note 9)                     118,318          119,479   |      353,176
                                               -----------      -----------   |  -----------
Total current assets                             9,217,132        9,134,227   |    6,898,938
                                                                              |
Property and equipment, net (Note 3)               877,843          757,184   |      694,015
Other assets, net                                   86,302           80,169   |      951,565
Intangible assets, net (Note 4)                         --               --   |   12,684,181
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                               -----------      -----------   |  -----------
Total assets                                   $10,181,277      $ 9,971,580   |  $21,228,699
                                               ===========      ===========   |  ===========




(CONTINUED ON FOLLOWING PAGE)

                               Telephone Warehouse

                                                                             DECEMBER 31           |     APRIL 30
                                                                   ------------------------------  |       1997
                                                                        1995             1996      |    (UNAUDITED)
                                                                   ------------      ------------  |   ------------
                                                                            (PREDECESSOR)          |
                                                                                                   |
LIABILITIES AND SHAREHOLDER'S EQUITY                                                               |
Current liabilities:                                                                               |
   Trade accounts payable                                          $  3,494,156      $  4,658,232  |   $  2,755,370
   Accrued expenses                                                   1,125,892           834,376  |      1,304,836
   Current portion of term note (Note 5)                                     --                --  |        500,000
   Income taxes payable                                                  32,259           434,953  |        157,573
   Deferred revenues                                                    631,672           562,788  |        716,237
   Customer deposits                                                    100,849            96,679  |         89,039
                                                                   ------------      ------------  |   ------------
Total current liabilities                                             5,384,828         6,587,028  |      5,523,055
                                                                                                   |
Deferred tax liability (Note 9)                                           2,272             2,272  |        708,938
Loans from former shareholder (Note 5)                                1,065,000         1,065,000  |             --
Bank line of credit (Note 5)                                                 --                --  |        300,000
Note payable to former shareholder (Note 5)                                  --                --  |      2,000,000
Term note, less current portion (Note 5)                                     --                --  |     10,700,000
Commitments and contingencies (Note 7)                                                             |
                                                                                                   |
Shareholder's equity:                                                                              |
   National Cellular, Inc.:                                                                        |
     Common stock $1 par value, 10,000,000 shares                                                  |
     authorized; 20,000 shares issued and outstanding at                                           |
     December 31, 1995 and 1996 and $0.01 par value, 3,000                                         |
     shares authorized; 1,000 shares issued and                                                    |
     outstanding at April 30, 1997                                       20,000            20,000  |             10
     Additional paid in capital                                              --                --  |        999,990
   Telephone Warehouse, Inc.:                                                                      |
     Common stock no par value, 1,000,000 shares                                                   |
     authorized; 2,000 shares issued and outstanding at                                            |
     December 31, 1995 and 1996 and $0.01 par value, 3,000                                         |
     shares authorized; 1,000 shares issued and                                                    |
     outstanding at April 30, 1997                                           --                --  |             10
     Additional paid in capital                                           1,000             1,000  |        999,990
   Telephone Warehouse-San Antonio, Inc.:                                                          |
     Common stock no par value, 1,000,000 shares authorized;                                       |
     1,000 shares issued and outstanding at December 31, 1995                                      |
     and 1996                                                                --                --  |             --
     Additional paid in capital                                           1,000             1,000  |             --
   Telephone Warehouse-KC, Inc.:                                                                   |
     Common stock $1 par value, 1,000,000 shares authorized;                                       |
     1,000 shares issued and outstanding at December 31, 1995                                      |
     and 1996                                                                --                --  |             --
     Additional paid in capital                                           1,000             1,000  |             --
   Retained earnings (accumulated deficit)                            3,706,177         2,294,280  |         (3,294)
                                                                   ------------      ------------  |   ------------
Total shareholder's equity                                            3,729,177         2,317,280  |      1,996,706
                                                                   ------------      ------------  |   ------------
Total liabilities and shareholder's equity                         $ 10,181,277      $  9,971,580  |   $ 21,228,699
                                                                   ============      ============  |   ============

SEE ACCOMPANYING NOTES.

                               Telephone Warehouse

                        Combined Statements of Operations


                                                                                                     FOUR MONTHS ENDED APRIL 30
                                                          YEAR ENDED DECEMBER 31                  ------------------------------
                                           -------------------------------------------------          1996      |        1997
                                               1994               1995               1996          (UNAUDITED)  |    (UNAUDITED)
                                           ------------       ------------      ------------      ------------  |   ------------
                                                                     (PREDECESSOR)                              |
                                                                                                                |
Net revenues:                                                                                                   |
   Retail sales and activation income      $ 18,103,704       $ 17,261,537      $ 14,023,500      $  4,339,690  |   $  4,153,753
   Residual income                            5,586,406          7,275,971         8,337,688         2,643,661  |      2,947,009
   Wholesale sales                           18,768,104         20,273,747        27,253,550         8,055,859  |      7,373,530
                                           ------------       ------------      ------------      ------------  |   ------------
Total net revenues                           42,458,214         44,811,255        49,614,738        15,039,210  |     14,474,292
                                                                                                                |
Cost of sales                                30,321,312         30,360,447        33,368,653         9,868,826  |      9,587,580
                                           ------------       ------------      ------------      ------------  |   ------------
Gross profit                                 12,136,902         14,450,808        16,246,085         5,170,384  |      4,886,712
                                                                                                                |
Operating expenses:                                                                                             |
   Selling, general and                                                                                         |
   administrative                             8,802,304         10,193,631        10,371,732         3,251,874  |      3,234,527
   Former shareholder                                                                                           |
     compensation expense                     3,256,000          2,169,000         1,640,000           553,075  |        320,000
   Depreciation and amortization                164,026            231,966           225,109            65,934  |         64,163
   Amortization of intangible assets                 --                 --                --                --  |        773,356
                                           ------------       ------------      ------------      ------------  |   ------------
Total operating expenses                     12,222,330         12,594,597        12,236,841         3,870,883  |      4,392,046
                                           ------------       ------------      ------------      ------------  |   ------------
Income (loss) from operations                   (85,428)         1,856,211         4,009,244         1,299,501  |        494,666
Other income (expense):                                                                                         |
   Interest income (expense), net                19,651             10,754            29,542            26,004  |       (436,758)
   Other                                         12,928             12,203             2,639                55  |             --
                                           ------------       ------------      ------------      ------------  |   ------------
Total other income (expense)                     32,579             22,957            32,181            26,059  |       (436,758)
                                           ------------       ------------      ------------      ------------  |   ------------
Income (loss) before provision for                                                                              |
   income taxes                                 (52,849)         1,879,168         4,041,425         1,325,560  |         57,908
Provision for income taxes                       33,042            174,702           678,322           223,370  |         61,202
                                           ------------       ------------      ------------      ------------  |   ------------
Net (loss) income                          $    (85,891)      $  1,704,466      $  3,363,103      $  1,102,190  |   $     (3,294)
                                           ============       ============      ============      ============  |   ============
                                                                                                                |
Unaudited pro forma information                                                                                 |
                                                                                                                |
Historical (loss) income before                                                                                 |
   provision for income taxes              $    (52,849)      $  1,879,168      $  4,041,425      $  1,325,560  |
Pro forma provision (benefit) for                                                                               |
   income taxes                                  (7,368)           712,240         1,462,710           491,306  |
                                           ------------       ------------      ------------      ------------  |
Pro forma net (loss) income                $    (45,481)      $  1,166,928      $  2,578,715      $    834,254  |
                                           ============       ============      ============      ============  |



SEE ACCOMPANYING NOTES.

                               Telephone Warehouse

             Combined Statements of Changes in Shareholder's Equity


                                                         NATIONAL CELLULAR INC.                   TELEPHONE WAREHOUSE, INC.
                                                 ------------------------------------       -------------------------------------
                                                                           ADDITIONAL                                  ADDITIONAL
                                                               COMMON       PAID-IN                      COMMON          PAID-IN
                                                  SHARES       STOCK        CAPITAL         SHARES        STOCK          CAPITAL
                                                 -------     ---------     ----------       ------      ---------      ----------
Predecessor:
Balance at December 31, 1993                      20,000     $  20,000     $      --        2,000      $      --       $   1,000
Formation of Telephone Warehouse-San
   Antonio, Inc. on February 19, 1994                 --            --            --           --             --              --
     Net income                                       --            --            --           --             --              --
                                                 -------     ---------     ---------        -----      ---------       ---------
Balance at December 31, 1994                      20,000        20,000            --        2,000             --           1,000
Formation of Telephone Warehouse-KC,
   Inc. on January 19, 1995                           --            --            --           --             --              --
     Net income                                       --            --            --           --             --              --
     Dividends                                        --            --            --           --             --              --
                                                 -------     ---------     ---------        -----      ---------       ---------
Balance at December 31, 1995                      20,000        20,000            --        2,000             --           1,000
  Net income                                          --            --            --           --             --              --
  Dividends                                           --            --            --           --             --              --
                                                 -------     ---------     ---------        -----      ---------       ---------
Balance at December 31, 1996                      20,000        20,000            --        2,000             --           1,000

Successor:
Capital contribution by TCP                        1,000            10       999,990        1,000             10         999,990
Acquisition of National Cellular, Inc.,
  Telephone Warehouse, Inc., Telephone
  Warehouse-KC, Inc., and Telephone
  Warehouse-San Antonio, Inc. by TCP and
  amendments to par value, and the number
  of authorized, issued and outstanding          (20,000)      (20,000)                    (2,000)            --          (1,000)
  shares  (Unaudited)
     Net loss (Unaudited)                             --            --            --           --             --              --
                                                 -------     ---------     ---------        -----      ---------       ---------
Balance at April 30, 1997 (Unaudited)              1,000     $      10     $ 999,990        1,000      $      10       $ 999,990
                                                 =======     =========     =========        =====      =========       =========




(CONTINUED ON FOLLOWING PAGE)

                               Telephone Warehouse

                                                TELEPHONE WAREHOUSE -          TELEPHONE WAREHOUSE
                                                   SAN ANTONIO, INC.               KC, INC.               RETAINED
                                                                ADDITIONAL                    ADDITIONAL   EARNINGS        TOTAL
                                                      COMMON     PAID-IN            COMMON    PAID-IN   (ACCUMULATED   SHAREHOLDER'S
                                            SHARES     STOCK     CAPITAL   SHARES   STOCK     CAPITAL      DEFICIT)       EQUITY
                                            -------   -------   ---------- ------   -------   -------    ------------  -----------
Predecessor:
Balance at December 31, 1993                 $   --   $    --   $     --       --   $    --   $    --    $ 3,987,602   $ 4,008,602
Formation of Telephone Warehouse-San
   Antonio, Inc. on February 19, 1994         1,000        --      1,000       --        --        --             --         1,000
     Net income                                  --        --         --       --        --        --        (85,891)      (85,891)
                                            -------   -------   --------   ------   -------   -------    -----------   -----------
Balance at December 31, 1994                  1,000        --      1,000       --        --        --      3,901,711     3,923,711
Formation of Telephone Warehouse-KC,
   Inc. on January 19, 1995                      --        --         --    1,000        --     1,000             --         1,000
     Net income                                  --        --         --       --        --        --      1,704,466     1,704,466
     Dividends                                   --        --         --       --        --        --     (1,900,000)   (1,900,000)
                                            -------   -------   --------   ------   -------   -------    -----------   -----------
Balance at December 31, 1995                  1,000        --      1,000    1,000        --     1,000      3,706,177     3,729,177
  Net income                                     --        --         --       --        --        --      3,363,103     3,363,103
  Dividends                                      --        --         --       --        --        --     (4,775,000)   (4,775,000)
                                            -------   -------   --------   ------   -------   -------    -----------   -----------
Balance at December 31, 1996                  1,000        --      1,000    1,000        --     1,000      2,294,280     2,317,280

Successor:
Capital contribution by TCP                      --        --         --       --        --        --             --     2,000,000
Acquisition of National Cellular, Inc.,
  Telephone Warehouse, Inc., Telephone
  Warehouse-KC, Inc., and Telephone
  Warehouse-San Antonio, Inc. by TCP and
  amendments to par value, and the number
  of authorized, issued and outstanding      (1,000)       --     (1,000)  (1,000)       --    (1,000)    (2,294,280)   (2,317,280)
  shares  (Unaudited)
     Net loss (Unaudited)                        --                            --        --        --         (3,294)       (3,294)
                                            -------   -------   --------   ------   -------   -------    ------------  -----------
Balance at April 30, 1997 (Unaudited)            --   $    --   $     --       --   $    --   $    --    $    (3,294)  $ 1,996,706
                                            =======   =======   ========   ======   =======   =======    ===========   ===========



                                      F-31
SEE ACCOMPANYING NOTES

                               Telephone Warehouse

                        Combined Statements of Cash Flows

                                                                                                     FOUR MONTHS ENDED APRIL 30
                                                        YEAR ENDED DECEMBER 31                     -------------------------------
                                          --------------------------------------------------           1996      |        1997
                                              1994               1995               1996           (UNAUDITED)   |     (UNAUDITED)
                                          ------------       ------------       ------------       -----------   |    ------------
                                                                    (PREDECESSOR)                                |
                                                                                                                 |
OPERATING ACTIVITIES                                                                                             |
Net (loss) income                         $    (85,891)      $  1,704,466       $  3,363,103       $  1,102,190  |    $     (3,294)
Adjustments to reconcile net (loss)                                                                              |
   income to net cash (used in)                                                                                  |
   provided by operating activities:                                                                             |
     Depreciation and amortization             164,026            231,966            225,109             65,934  |          64,163
     Amortization of intangibles                    --                 --                 --                 --  |         773,356
     Amortization of deferred                                                                                    |
       financing costs                              --                 --                 --                 --  |          51,539
     Bad debt expense                          142,688             57,650             30,281             15,550  |          12,050
     Deferred income taxes                     (22,892)             5,412             (1,161)           (53,569) |        (208,925)
     Changes in operating assets                                                                                 |
      and liabilities:                                                                                           |
       Accounts receivable                  (1,720,296)           427,238            383,353          1,663,804  |       1,894,911
       Inventory                            (1,292,344)           376,685         (1,197,801)          (187,907) |          66,846
       Prepaid expenses and other                                                                                |
         assets                                (54,849)           (62,019)            25,694             (2,797) |        (193,060)
       Trade accounts payable                1,451,571            429,303          1,164,076         (1,864,336) |      (1,902,862)
       Accrued expenses and                                                                                      |
         customer deposits                     674,631             43,799           (295,686)           (25,469) |         462,820
       Income taxes payable                     37,130            (19,267)           402,694            150,589  |        (277,380)
       Deferred revenues                       118,792            113,120            (68,884)           121,034  |         153,449
                                          ------------       ------------       ------------       ------------  |    ------------
Net cash (used in) provided by                                                                                   |
   operating activities                       (587,434)         3,308,353          4,030,778            985,023  |         893,613
                                                                                                                 |
INVESTING ACTIVITIES                                                                                             |
Acquisition of  business, net of                                                                                 |
   cash acquired                                    --                 --                 --                 --  |     (11,827,004)
Proceeds from disposals of property                                                                              |
   and equipment                                14,489             22,987             20,099             13,100  |          20,912
Purchases of property and equipment           (265,496)          (390,806)          (124,549)           (15,459) |         (21,906)
                                          ------------       ------------       ------------       ------------  |    ------------
Net cash used in investing                                                                                       |
   activities                                 (251,007)          (367,819)          (104,450)            (2,359) |     (11,827,998)



(CONTINUED ON FOLLOWING PAGE).

                               Telephone Warehouse

                                                                                                     FOUR MONTHS ENDED APRIL 30
                                                         YEAR ENDED DECEMBER 31                   -------------------------------
                                         --------------------------------------------------            1996      |        1997
                                             1994               1995               1996            (UNAUDITED)   |    (UNAUDITED)
                                         ------------       ------------       ------------       ------------   |   ------------
                                                                    (PREDECESSOR)                                |
                                                                                                                 |
FINANCING ACTIVITIES                                                                                             |
Increase in loans from former                                                                                    |
   shareholder                                275,000            790,000                 --                 --   |             --
Borrowings on bank term loan                       --                 --                 --                 --   |     11,200,000
Proceeds from bank line of credit                  --                 --                 --                 --   |      2,200,000
Payment on loans from former                                                                                     |
   shareholder                                     --                 --                 --                 --   |     (1,065,000)
Payment on bank line of credit                     --                 --                 --                 --   |     (1,900,000)
Debt acquisition costs                                                                                           |       (926,743)
Capital contributions                           1,000              1,000                 --                 --   |      2,000,000
Dividends                                          --         (1,900,000)        (4,775,000)        (1,275,000)  |             --
                                         ------------       ------------       ------------       ------------   |   ------------
Net cash provided by (used in)                                                                                   |
   financing activities                       276,000         (1,109,000)        (4,775,000)        (1,275,000)  |     11,508,257
                                         ------------       ------------       ------------       ------------   |   ------------
                                                                                                                 |
Net (decrease) increase in cash                                                                                  |
   and cash equivalents                      (562,441)         1,831,534           (848,672)          (292,336)  |        573,872
Cash and cash equivalents at                                                                                     |
   beginning of period                        845,498            283,057          2,114,591          2,114,591   |             --
                                         ------------       ------------       ------------       ------------   |   ------------
Cash and cash equivalents at end                                                                                 |
   of period                             $    283,057       $  2,114,591       $  1,265,919       $  1,822,255   |   $    573,872
                                         ============       ============       ============       ============   |   ============
SUPPLEMENTAL DISCLOSURES OF                                                                                      |
CASH FLOW INFORMATION                                                                                            |
Cash paid for interest                   $         --       $     20,750       $     68,300       $     30,300   |   $    340,330
                                         ============       ============       ============       ============   |   ============
Cash paid for income taxes               $     31,627       $    109,333       $    460,127       $     29,083   |   $    435,000
                                         ============       ============       ============       ============   |   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH                                                                              |
FINANCING ACTIVITY                                                                                               |
Issuance of note payable to Former                                                                               |
   Shareholder                           $         --       $         --       $         --       $         --   |   $  2,000,000
                                         ============       ============       ============       ============   |   ============



SEE ACCOMPANYING NOTES.

                               Telephone Warehouse

                     Notes to Combined Financial Statements

                               December 31, 1996
                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)



1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

BASIS OF PRESENTATION

The accompanying combined financial statements as of December 31, 1996 and for each of the three years then ended are the combined financial statements of Telephone Warehouse (or Predecessor) which was comprised of four entities:
National Cellular, Inc. (NCI), Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. Each such entity was owned 100% by a sole shareholder (the Former Shareholder). All transactions among the combined companies have been eliminated.

Effective January 1, 1997, Texas Cellular Partners, L.P. (TCP) acquired all of the capital stock of Telephone Warehouse from the Former Shareholder for approximately $12,896,000 of cash and a subordinated promissory note of $2,000,000. At the time of such acquisition, Telephone Warehouse entered into a two year employment agreement with the Former Shareholder that provided for payment of up to $3,000,000 upon Telephone Warehouse reaching certain financial performance levels in 1997 and 1998. TCP, in connection with the acquisition:
(i) merged Telephone Warehouse - San Antonio, Inc. and Telephone Warehouse-KC, Inc. with and into Telephone Warehouse, Inc. (ii) amended the par value, and the number of authorized, issued and outstanding shares of NCI and Telephone Warehouse, Inc., and (iii) contributed $1,000,000 to NCI. and $1,000,000 to Telephone Warehouse, Inc.

The accompanying combined financial statements as of April 30,1997 and for the four months then ended are the combined financial statements of Telephone Warehouse (or Successor). In connection with the acquisition described above and effective as of January 1 1997, Telephone Warehouse is comprised of two entities: NCI and Telephone Warehouse, Inc. All transactions between the combined companies have been eliminated.

The purchase price exceeded the fair value of tangible net assets acquired by approximately $13,458,000 of such amount $2,672,000 was allocated to the estimated fair value of acquired residual income at December 31, 1996 and $10,786,000 was allocated to the costs in excess of identifiable assets (goodwill). A deferred tax liability of $989,000 was provided related to the acquired residual income. The fair value of assets acquired, not including intangibles, was approximately $10,278,000 (including $307,000 of deferred taxes not recorded at Telephone Warehouse due to its Subchapter S status) and the fair value of liabilities assumed, including the

                               Telephone Warehouse

                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)


1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS (CONTINUED)

deferred tax liability of $989,000 described above, totaled approximately $8,643,000. The purchase price allocation is based on preliminary data.

In accordance with pushdown basis of accounting in financial statements of subsidiaries, this purchase transaction has been reflected in the combined financial statements of the Company as of January 1, 1997.

In connection with the acquisition and the repayment of amounts due to the former shareholder, the Company obtained $12.7 million and $2.0 million of bank debt and seller financing, respectively (see Note 5). In connection with the acquisition, the Company incurred $927,000 and $197,000 related to deferred financing costs and acquisition costs, respectively.

NATURE OF OPERATIONS

Telephone Warehouse (the Company) is an independent specialty retailer and wholesale distributor of cellular and wireless products and services. As of December 31, 1995 and 1996 and April 30, 1997, the Company's retail business operated 19, 20 and 18 stores, respectively, located in Dallas and San Antonio, Texas and Kansas City, Kansas and Missouri. The Company's wholesale business distributes wireless communications products to numerous retail and wholesale outlets throughout the United States from its warehouse located in Arlington, Texas.

The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the fourth quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                               Telephone Warehouse

                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE

The Company's retail accounts receivable are due primarily from carriers of wireless communications services. Wholesale accounts receivable are primarily due from distributors and small retailers. Credit is extended to wholesale customers based on the evaluation of the customers financial condition. Collateral is not required and terms are generally between 30 and 60 days. Accounts receivable are net of allowances of approximately $625,000, $572,000 and $472,000 as of December 31, 1995, 1996 and April 30, 1997, of which $139,000, $123,000 and $133,000 relates to the Company's wholesale operations, respectively. The remaining balances are comprised primarily of reserves for early cellular deactivations.

INVENTORIES

Inventories, consisting of cellular and wireless products and related accessories, are valued at the lower of cost or market, cost being determined by the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the remainder of the noncancelable lease period (see Note 3).

OTHER ASSETS

At April 30, 1997, unamortized deferred financing costs totaling $875,000 are included in other assets and are being amortized on the interest method over the terms of the related debt, which is seven years.

INTANGIBLE ASSETS

Intangible assets includes cost in excess of identifiable assets acquired (goodwill) and cost allocable to the estimated fair value of acquired residual income.

The Company reviews the carrying value of intangible assets on an ongoing basis. When factors indicate that an intangible assets may be impaired, the Company uses an estimate of the

                               Telephone Warehouse

                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value. Goodwill is being amortized over 30 years and acquired residual income is being amortized on an accelerated basis based on the timing of acquired cash flows through the year 2000.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. SFAS No. 121 which requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS No. 121 had no effect on the Company's combined financial statements.

REVENUE RECOGNITION

Product Sales

Revenue from retail product sales is recorded upon customer purchase. Revenue from wholesale product sales is recognized upon shipment of goods.

Activation Income

The Company receives activation income from cellular service providers for each new cellular phone subscription sold by the Company. Revenue from such activations is recorded upon customer subscription. New subscription activation commissions are fully refundable if the subscriber cancels service within a certain minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement that requires a customer deposit which is forfeited in case of early cancellation. The allowance for doubtful accounts includes an amount for estimated cancellation losses, net of deposit forfeitures.

                               Telephone Warehouse

                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Residual Income

The Company generally receives monthly residual income from the cellular service providers based on a percentage of actual phone usage by subscribers. Revenue from residual income is generally recorded as the cellular service is provided. Revenue from prepaid pager service ($2,790,402, $3,924,746, $4,859,113,
$1,520,339, $1,841,281 for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, respectively) is deferred and recognized over the period service is provided, usually three to twelve months. Revenue from monthly installment pager service contracts is recorded as received.

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expense which is included in selling, general and administrative is recorded net of cooperative advertising payments received. Net advertising expense amounted to approximately $846,000, $977,000, $933,000, $162,000 and $209,000 for the years ended December
31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, respectively. These amounts are net of approximately $1,874,000, $1,842,000, $1,364,000, $346,000 and $311,000 of cooperative advertising payments received for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, respectively.

INCOME TAXES

NCI, a C corporation for all periods presented, adopted the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (SFAS 109) in its separate financial statements. Under SFAS 109, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to January 1, 1997, the Former Shareholder elected S Corporation treatment for Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. As a result, the net income for those entities is reflected in the Former Shareholder's personal tax return. Therefore, no provision or credit for federal income tax amounts for those entities has been included in these combined financial statements for the three year period ended

                               Telephone Warehouse

                   (Information pertaining to the four months ended April 30, 1996 and 1997 is unaudited)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 31, 1996. Concurrent with the acquisition of the Company by TCP on January 1, 1997, such three entities were merged into Telephone Warehouse, Inc. which became a C Corporation. Subsequent to January 1, 1997, Telephone Warehouse, Inc. began accounting for income taxes under SFAS 109.

PRO FORMA STATEMENTS OF INCOME INFORMATION

Pro forma net income reflects adjustments for income taxes which would have been recorded if Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. had been C-corporations for the three years ended December 31, 1996.

INTERIM FINANCIAL DATA

In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of April 30, 1997, the results of operations and cash flows for the four months ended April 30, 1996 and 1997 and the changes in shareholder's equity for the four months ended April 30, 1997.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)


3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                       USEFUL LIVES                DECEMBER 31                 APRIL 30
                                          (YEARS)             1995             1996              1997
                                       ---------------     ------------      -----------      -----------

Computer equipment                           5             $     47,634      $    78,600      $    90,796
Furniture, vehicles and
   equipment                               5 - 7                623,690          575,909          554,997
Office equipment                             7                   18,535           18,535           18,535
Building                                    30                  324,000          324,000          324,000
Leasehold improvements                     2 - 6                603,981          676,074          685,784
                                                           ------------      -----------      -----------
                                                              1,617,840        1,673,118        1,674,112

Less accumulated depreciation and
   amortization                                                (739,997)        (915,934)        (980,097)
                                                           ============      ===========      ===========
                                                           $    877,843      $   757,184      $   694,015
                                                           ============      ===========      ===========

4. INTANGIBLE ASSETS

Intangible assets consist of the following at April 30, 1997:

         Goodwill                                   $10,785,888
         Acquired residual income                     2,671,649
                                                    -----------
                                                     13,457,537
         Accumulated amortization                      (773,356)
                                                    -----------
                                                    $12,684,181
                                                    ===========

5. REVOLVING LINE OF CREDIT, LOANS FROM FORMER SHAREHOLDER AND TERM NOTE

The Company had a $2 million revolving line of credit with a bank for which the maximum borrowings were limited to the sum of (a) 80% of the outstanding eligible accounts receivable and (b) the lesser of (i) 50% of the eligible inventory (as defined in the loan agreement) or (ii) $750,000, less any amounts advanced to the Company. Interest was due and payable quarterly

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)


5. REVOLVING LINE OF CREDIT, LOANS FROM FORMER SHAREHOLDER AND TERM NOTE (CONTINUED)

based on the bank's prime rate. The line was secured by accounts receivable, contract rights, inventory and general intangibles of the Company. At December 31, 1995 and 1996, no amounts were outstanding under the line. This revolving line of credit was terminated on January 1, 1997.

Amounts due to the Former Shareholder at December 31, 1995 and 1996 totaled $1,065,000. The interest rates on amounts due the Former Shareholder varied between 7% and 9.5% with maturities between March 1999 and October 2000. Interest was paid annually and the notes were unsecured. These loans and accrued interest amounting to $1,103,577 were repaid on January 1, 1997 in connection with the acquisition of the Company by TCP (see Note 11).

In connection with the January 1, 1997 acquisition, the Company entered into a $11.2 million term note (Term Note) with NationsCredit Commercial Corporation
(NCCC), a limited partner of TCP. The Term Note requires quarterly principal payments beginning in May 1997 and continuing through February 2004. The Company may also be required to make additional incremental principal payments beginning in January 1998 if the Company's cash flow exceeds certain levels agreed to in the Term Note. Interest is payable monthly at the 30 day commercial paper rate plus 4.5% (10.2% at April 30, 1997). The Term Note is collateralized by substantially all of the assets of the Company.

Additionally, the Company entered into a $5 million credit facility (Line of Credit) with NCCC. The Line of Credit requires monthly interest payments at an interest rate based on the 30 day commercial paper rate plus 3.75% on all outstanding amounts, and monthly commitment fees of 0.25% on any unused amounts. The Line of Credit expires on January 1, 2004 with any borrowings outstanding payable on that date. The Line of Credit is collateralized by substantially all of the assets of the Company. The Company borrowed $1,500,000 in conjunction with the January 1, 1997 acquisition of the Company by TCP. As of April 30, 1997, $300,000 is outstanding under the Line of Credit and based upon the borrowing base, as defined, the available borrowings are $2,456,000.

The Term Note and Line of Credit agreement contain certain restrictive covenants that, among other things, restrict the payment of dividends, restrict additional indebtedness and obligations, limits capital expenditures, and require maintenance of certain financial ratios.

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)


5. REVOLVING LINE OF CREDIT, LOANS FROM FORMER SHAREHOLDER AND TERM NOTE (CONTINUED)

The Company incurred deferred financing costs totaling approximately $927,000 (see Note 6) in association with obtaining the Term Note and Line of Credit.

A $2 million subordinated term note due to the Former Shareholder (Seller Note) was issued to the Former Shareholder in connection with the January 1, 1997 acquisition of the Company by TCP. Interest is payable quarterly at an interest rate of 8%. The Seller Note is due on March 15, 2002. The Seller Note is subordinated to borrowings under the Term Note and the Line of Credit (see Note
11).

Maturities of the outstanding borrowings at April 30, 1997, are as follows:

         Twelve months ending April 30:
         1998                                              $   500,000
         1999                                                1,000,000
         2000                                                1,500,000
         2001                                                2,200,000
         2002                                                2,500,000
         Thereafter                                          5,800,000
                                                           =============
         Total                                             $13,500,000
                                                           =============

6. RELATED PARTY TRANSACTIONS

The Former Shareholder (an officer of the Company) received compensation of $3,256,000, $2,169,000, $1,640,000, and $553,000 for the years ended December
31, 1994, 1995, 1996 and the four months ended April 30, 1996, respectively. Dividends paid to the Former Shareholder were $1,900,000, $4,775,000 and $1,275,000 for the years ended December 31, 1995, 1996 and the four months ended April 30, 1996, respectively. No compensation or dividends were paid to the Former Shareholder during the four months ended April 30, 1997. Accrued expenses at April 30, 1997 includes $320,000 related to estimated amounts due under the employment agreement. No dividends were paid to the Former Shareholder for the year ended December 31, 1994.

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)

6. RELATED PARTY TRANSACTIONS (CONTINUED)

On January 1, 1997, the Company entered into a management agreement with HIG Capital Management, Inc., an affiliate of the general partner of TCP, requiring a $20,800 monthly payment in exchange for consulting services to be rendered. Included in selling, general and administrative expenses is $83,200 in fees paid in connection with this agreement for the period ended April 30, 1997. HIG Capital Management Inc. was paid $500,000 for acquisition and financing services rendered in connection with the acquisition of the Company by TCP and the attainment of the Term Note and Line of Credit described in Note 5.

The Company has entered into various debt agreements with NCCC (see Note 5). Total debt outstanding at April 30, 1997 to NCCC was $11,500,000. Interest payments to NCCC for the period ended April 30, 1997 amounted to approximately $392,000 and $4,000 of unused line of credit fee. Deferred financing costs include $243,000 paid to NCCC for services rendered in connection with the attainment of the Term Note and Line of Credit described in Note 5.

The Company issued the Seller Note (see Note 5) to the Former Shareholder (an officer of the Company). Interest payments for the period ended April 30, 1997 amounted to approximately $53,000 (see Note 11).

7. COMMITMENTS AND CONTINGENCIES

The Company leases retail, offices and warehouse space and certain equipment under operating leases which expire at various dates through 2000 with options to renew certain of such leases for additional periods. Certain of the Company's leases include rent escalation provisions over the life of the lease.

Future minimum payments under operating leases at December 31, 1996 are approximately as follows:

         1997                             $  645,421
         1998                                384,588
         1999                                160,516
         2000                                 22,960
                                          ----------
         Total                            $1,213,485
                                          ==========

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)


7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Total rent expense for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997 was approximately $536,000, $796,000, $964,000, $314,000 and $323,000, respectively.

The Company is the defendant in certain legal proceedings that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's results of operations or financial position.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the bank line of credit and term note approximate fair value because the interest rate is tied to a quoted variable index.

9. INCOME TAXES

Historical

The historical income tax information for the period prior to January 1, 1997 reflects disclosures for NCI only.

The components of the provision for income taxes are as follows:

                                                                 FOUR MONTHS ENDED
                       YEARS ENDED DECEMBER 31                        APRIL 30
                 1994           1995            1996            1996            1997
              ---------       ---------      ---------       ---------       ---------
Current       $  56,000       $ 170,000      $ 679,000       $ 277,000       $ 270,000
Deferred        (23,000)          5,000         (1,000)        (54,000)       (209,000)
              ---------       ---------      ---------       ---------       ---------
Total         $  33,000       $ 175,000      $ 678,000       $ 223,000       $  61,000
              =========       =========      =========       =========       =========


                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)


9. INCOME TAXES (CONTINUED)

The difference between the federal statutory income tax rate and the effective income tax rate are summarized below:

                                                                                                 FOUR MONTHS ENDED
                                                YEARS ENDED DECEMBER 31                              APRIL 30
                                      1994               1995              1996              1996              1997
                                   -----------       -----------       -----------       -----------       -----------
Tax at federal statutory rate      $   (18,000)      $   639,000       $ 1,374,000       $   451,000       $    19,000
State income taxes, net
   of federal benefit                   11,000            73,000            89,000            40,000             1,000
Amortization of goodwill                    --                --                --                --            41,000
Income earned in non-tax
   paying entities                      40,000          (537,000)         (785,000)         (268,000)               --
                                   -----------       -----------       -----------       -----------       -----------
Total                              $    33,000       $   175,000       $   678,000       $   223,000       $    61,000
                                   ===========       ===========       ===========       ===========       ===========




Significant components of the Company's net deferred income taxes are as follows:

                                                              DECEMBER 31              APRIL 30
                                                         1995             1996           1997
                                                       ---------       ---------       ---------

               Deferred tax assets:
                  Depreciation                         $      --       $      --       $  24,000
                  Allowance for doubtful accounts         49,000          53,000         161,000
                  Inventory                               50,000          56,000          90,000
                  Deferred revenue                            --              --          17,000
                  Deferred rent                               --              --          12,000
                  Other                                   19,000          10,000          87,000
                                                       ---------       ---------       ---------
               Total deferred tax asset                  118,000         119,000         391,000

               Deferred tax liabilities:
                  Depreciation                            (2,000)         (2,000)             --
                  Amortization of residual income             --              --        (747,000)
                                                       ---------       ---------       ---------
               Total deferred tax liabilities             (2,000)         (2,000)       (747,000)
                                                       ---------       ---------       ---------
               Net deferred tax asset (liability)      $ 116,000       $ 117,000       $(356,000)
                                                       =========       =========       =========

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)




9. INCOME TAXES (CONTINUED)

Pro Forma

The pro forma provision for income taxes for the three years ended December 31, 1996 reflects income tax expense as if Telephone Warehouse, Inc., Telephone Warehouse-San Antonio, Inc. and Telephone Warehouse-KC, Inc. had been taxed as C corporations.

The components of the pro forma provision for income taxes is as follows:

                                       YEARS ENDED DECEMBER               FOUR MONTHS ENDED
                                1994              1995            1996      APRIL 30, 1996
                             ----------       ----------       ---------- -----------------
               Current       $  129,000       $  816,000       $1,393,000      $  526,000
               Deferred        (136,000)        (104,000)          70,000         (35,000)
                             ----------       ----------       ----------      ----------
               Total         $   (7,000)      $  712,000       $1,463,000      $  491,000
                             ==========       ==========       ==========      ==========



The differences between the federal statutory income tax rate and the pro forma effective income tax rate are summarized below:

                                                                 YEARS ENDED DECEMBER 31             FOUR MONTHS ENDED
                                                          1994              1995           1996        APRIL 30, 1996
                                                       ----------       ----------      ----------   -----------------
               Tax at federal statutory rate           $  (18,000)      $  639,000      $1,374,000      $  451,000
               State income taxes, net of federal
                  benefit                                  11,000           73,000          89,000          40,000
                                                       ----------       ----------      ----------      ----------
               Total                                   $   (7,000)      $  712,000      $1,463,000      $  491,000
                                                       ==========       ==========      ==========      ==========


10. SIGNIFICANT CUSTOMERS

During the year ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, the Company recognized activation income and residual income from two cellular service providers of approximately $12,304,000, $12,574,000, $10,797,000, $3,056,000 and $2,996,000, respectively. At December
31, 1995, 1996 and April 30, 1997, accounts receivable included approximately $2,627,000, $1,627,000 and $838,000, respectively, due from these two cellular service providers.

                               Telephone Warehouse

                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                   ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)




11. SUBSEQUENT EVENTS

On June 27, 1997 (effective June 30, 1997), TCP sold 100% of the outstanding shares of NCI and Telephone Warehouse, Inc. to Let's Talk Cellular & Wireless, Inc. (LTC), an entity partially owned by an affiliate of the general partners of TCP.

On June 27, 1997, in connection with the sale of the Company , TCP and the Former Shareholder negotiated certain amendments to the terms of the Seller Note and the Former Shareholder's employment agreement to provide for the following:
(i) for the six month period beginning on July 1, 1997, a salary of $50,000,
(ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997. Accrued expenses at April 30, 1997 includes $320,000 related to estimated amounts due under the employment agreement. The Seller Note of $2.0 million was renegotiated to provide for additional payments to be made in March 1999 for up to $1.585 million contingent upon the results of the Company for the year ended December 31, 1998, whether or not the Former Shareholder remains employed by the Company.

Based on the terms of the amended employment agreement and the $2 million Seller Note, any bonus paid to the Former Shareholder during the year ended December 31, 1997 will be treated as compensation, any amounts paid in 1998 (in excess of the original $2 million Seller Note), will be accounted for as additional purchase price related to the acquisition by TCP.

================================================================================


DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                   ----------


                    TABLE OF CONTENTS
                                                     PAGE

Prospectus Summary..................................   3
Risk Factors........................................   9
Use of Proceeds.....................................  14
Dividend Policy.....................................  14
Capitalization......................................  15
Dilution............................................  16
Unaudited Pro Forma Financial Data..................  17
Selected Consolidated Financial Data................  24
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..............  26
Business............................................  35
Management..........................................  47
Certain Transactions................................  54
Principal and Selling Shareholders..................  56
Description of Capital Stock........................  57
Shares Eligible for Future Sale.....................  59
Underwriting........................................  60
Legal Matters.......................................  62
Experts.............................................  62
Additional Information..............................  62
Index to Financial Statements.......................  F-1

                                   ----------

UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================

================================================================================



                                          SHARES



                                     [LOGO]



                                  COMMON STOCK



                                 ---------------

                                   PROSPECTUS

                                 ---------------



                               MERRILL LYNCH & CO.




                                     , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:


         Securities and Exchange Commission registration fee ....     $ 15,152
         NASD filing fee ........................................        5,500
         Nasdaq National Market listing fee .....................
         Printing and engraving expenses ........................          *
         Accounting fees and expenses ...........................          *
         Legal fees and expenses ................................          *
         Fees and expenses (including legal fees) for
           qualifications under state securities laws ...........       10,000
         Registrar and Transfer Agent's fees and expenses .......          *
         Miscellaneous ..........................................          *
                                                                      --------
               Total ............................................     $ 30,652
                                                                      ========
- ---------------

*  To be provided by amendment.

All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant is also entering into an agreement with each of its directors and certain of its officers wherein it is agreeing to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

         At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         All numbers of shares set forth in this Item 15 do not reflect the anticipated stock split described below.

         In October 1994, the Registrant issued to Allan Sorensen, an aggregate of 65,000 shares of Common Stock. The aggregate consideration paid for such securities was $250,000. Such securities were issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In June 1996, the Registrant issued to its current shareholders for no additional consideration 650,000 shares of Common Stock in connection with a 650-for-one forward stock split. Such shares were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

         In June 1996, the Registrant issued to Fund V an aggregate of 100,000 shares of Series A Preferred Stock. The aggregate consideration paid for such securities was $3.3 million. See "Certain Transactions - Series A Preferred Stock." Such securities were issued pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

         In June 1997, the Registrant issued to Fund V, the current holder of Series A Preferred Stock, for no additional cash consideration, an aggregate of 650,000 shares of Common Stock in connection with the conversion of the Series A Preferred Stock. See "Certain Transactions - Series A Preferred Stock." Such shares were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

         In June 1997, the Registrant issued to TCP an aggregate of 552,590 shares of Common Stock in exchange for all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated and the assumption of all of the indebtedness of TCP, in connection with the Telephone Warehouse Acquisition. See "Certain Transactions - Telephone Warehouse Acquisition." Such shares were issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In June 1997, the Registrant issued to NationsCredit warrants to purchase an aggregate of 32,410 shares of Common Stock in connection with the Telephone Warehouse Acquisition. See "Certain Transactions - Telephone Warehouse Acquisition." Such warrants were issued pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

         Immediately prior to this offering, the Company will issue to NationsCredit for nominal consideration an aggregate of 32,410 shares of Common Stock upon exercise of outstanding warrants. See "Certain Transactions - Telephone Warehouse Acquisition." Such shares will be issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         Immediately prior to this offering, the Registrant expects to issue to
its current shareholders for no additional consideration         shares of
Common Stock in connection with a         for-one forward stock split. Such
shares will be issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)  Exhibits:

        EXHIBIT        DESCRIPTION
        -------        -----------
          1.1          Proposed form of Underwriting Agreement **
          3.1          Registrant's form of Amended and Restated Articles of Incorporation **
          3.2          Registrant's form of Amended and Restated Bylaws **
          4.1          Registrant's form of Common Stock Certificate *
          5.1          Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to the validity of the Common Stock being registered *
         10.1          Registrant's 1997 Executive Incentive Compensation Plan **
         10.2          Form of Indemnification Agreement between the Registrant and each of its directors and certain executive officers **
         10.3          Shareholders Agreement, dated as of June 27, 1997, by and among the Registrant,  Nicolas Molina, Brett
                       Beveridge, Allan Sorensen, HIG Fund V, Inc. and Texas Cellular Partners, L.P.**
         10.4          Registration Rights Agreement, dated as of June 27, 1997, by and among the Registrant, Nicolas Molina,
                       Brett Beveridge and Allan Sorensen.**
         10.5          Amended and Restated Renewal Promissory Note of the Registrant to Nicolas Molina in the principal amount of $129,050, accruing  interest at the rate of 8.0% per annum and due and payable upon the consummation of this offering.**
         10.6          Amended and Restated Renewal Promissory Note of the Registrant to Brett Beveridge in the principal amount of $129,050, accruing interest at the rate of 8.0% per annum and due and payable upon the consummation of this offering**
         10.7          The Registrant's Stock Option Agreement for Nicolas Molina, dated as of June 27, 1997, by and between the
                       Registrant and Nicolas Molina.**
         10.8          The Registrant's Stock Option Agreement for Brett Beveridge, dated as of June 27, 1997, by and between the
                       Registrant and Brett Beveridge.**
         10.9          Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                       Nicolas Molina.**
         10.10         Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                       Brett Beveridge.**
         10.11         Employment Agreement, dated as of May 22, 1995, by and between the Registrant and Anne Gozlan, as amended to date.**
         10.12         Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                       Ronald Koonsman.**
         10.13         Intercompany Note of the Registrant to Texas Cellular Partners, L.P. in the principal amount of up to
                       $3,585,000, accruing interest at the rate of 8.0% per annum and maturing on the second anniversary of this offering.**
         10.14         Warrantholders Rights Agreement, dated as of June 27, 1997, among the Registrant, HIG Fund V, Inc. and
                       NationsCredit Commercial Corporation and the related Warrant to purchase 32,410 shares of Common Stock of the Registrant.**
         10.15         Credit Agreement, dated as of December 31, 1996 and amended as of June 27, 1997, by and among the
                       Registrant, NationsCredit Commercial Corporation, the Lenders referred to therein, Texas Cellular Partners,
                       L.P., Telephone Warehouse, Inc. and  National Cellular, Incorporated.**
         10.16         Amended and Restated Consulting Agreement, dated as of August 18, 1997, among the Registrant, Telephone
                       Warehouse, Inc. and HIG Capital Management, Inc.**
         10.17         Series A Preferred Stock Purchase Agreement, dated as of July 25, 1996, by and among the Registrant, HIG
                       Fund V, Inc., Nicolas Molina and Brett Beveridge, as amended by (i) that Conversion Agreement, dated as of
                       June 27, 1997, by and among the Registrant, HIG Fund V, Inc. and Texas Cellular Partners, L.P. and (ii)
                       that Side Letter, dated


                       April 11, 1997, from HIG Capital Management, Inc. to Nicolas Molina and Brett Beveridge
                       relating to indebtedness and capital expenditure limits.**
         10.18         Stock Purchase Agreement, dated as of October 5, 1994, by and between the Registrant and Allan Sorensen, as amended.**
         10.19         Amended and Restated Agreement and Plan of Merger, dated as of June 27, 1997, by and among the Registrant,
                       Merger Sub 1, Inc., Merger Sub 2, Inc.,
                       Telephone Warehouse, Inc. National Cellular, Incorporated and Texas Cellular Partners, L.P.**
         10.20         Asset Purchase Agreement, dated as of August 31, 1996, by and among the Registrant, North Point Cellular,
                       Inc., Michael Weinstock and Marc Greene.**
         10.21+        Dealer Agreement, dated December 20, 1996, by and between Telephone Warehouse, Inc. and Metroplex
                       Telephone Company d/b/a AT&T Wireless Services.***
         10.22+        Dealer Agreement, dated December 20, 1996, by and between Telephone Warehouse - San Antonio,  Inc. and
                       AT&T Wireless Services of San Antonio, Inc. d/b/a AT&T Wireless Services.***
         11.1          Statement regarding computation of per share earnings**
         16.1          Deloitte & Touche LLP letter**
         21.1          Subsidiaries of the Registrant**
         23.1          Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1) *
         23.2          Consent of Ernst & Young LLP***
         23.3          Consent of Ernst & Young LLP***
         23.4          Consent of Deloitte & Touche LLP***
         24.1          Reference is made to the signature pages of this Registration Statement for the Power of Attorney contained therein
         27.1          Financial Data Schedule**
         27.2          Financial Data Schedule**


- ----------

  * To be filed by amendment.

 ** Previously filed.

*** Filed herewith.

+ Certain provisions of this exhibit are subject to a request for confidential treatment filed with the Securities and Exchange
   Commission.



         (b)      Financial Statement Schedules:

                  Schedule II - Valuation and Qualifying Accounts......... S-1

         All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.


ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.


         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that:

                  (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on September 9, 1997.

                                     LET'S TALK CELLULAR & WIRELESS, INC.


                                     By: /s/ Nicolas Molina
                                        ---------------------------------------
                                        Nicolas Molina, Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            SIGNATURE                                      TITLE                                 DATE
            ---------                                      -----                                 ----
/s/ Nicolas Molina
- --------------------------------                Chief Executive Officer and Director           September 9, 1997
Nicolas Molina                                  (principal executive officer)

Anne Gozlan*
- --------------------------------                Chief Financial Officer                        September 9, 1997
Anne Gozlan                                     (principal accounting officer)

Brett Beveridge*
- --------------------------------                President and Chairman of the Board            September 9, 1997
Brett Beveridge

Anthony Tamer*
- --------------------------------                Director                                       September 9, 1997
Anthony Tamer

Douglas Berman*
- --------------------------------                Director                                       September 9, 1997
Douglas Berman

Sami Mnaymneh*
- --------------------------------                Director                                       September 9, 1997
Sami Mnaymneh

John Bolduc*
- --------------------------------                Director                                       September 9, 1997
John Bolduc

Allan Sorensen*
- --------------------------------                Director                                       September 9, 1997
Allan Sorensen


*By /s/ Nicolas Molina
    ----------------------------
    Nicolas Molina
    Attorney-in-Fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc.


We have audited the financial statements of Let's Talk Cellular & Wireless, Inc. as of July 31, 1996, and for the year then ended, and have issued our report thereon dated September 26, 1996 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                               /s/ ERNST & YOUNG LLP

Miami, Florida
September 26, 1996

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                      LET'S TALK CELLULAR & WIRELESS, INC.
                                  JULY 31, 1996



                                        BALANCE AT   CHARGED TO                BALANCE AT
                                         BEGINNING   COSTS AND                   END OF
                                          OF YEAR    EXPENSES    DEDUCTIONS        YEAR
                                        ----------   --------    ----------     ----------
Year ended July 31, 1996

Deducted from asset accounts:
     Allowances .....................     $    --     $65,638     $      --     $ 65,638
                                          =======     =======     =========     ========

Nine months ended April 30, 1997

Deducted from asset accounts:
     Allowances (Unaudited) .........     $65,638     $65,969     $      --     $131,607
                                          =======     =======     =========     ========






         Note: At July 31, 1995 and 1994 and for the years then ended, there were no allowance deductions from asset accounts.

                                  EXHIBIT INDEX



        EXHIBIT         DESCRIPTION
        -------         -----------

          1.1           Proposed form of Underwriting Agreement **
          3.1           Registrant's form of Amended and Restated Articles of Incorporation **
          3.2           Registrant's form of Amended and Restated Bylaws **
          4.1           Registrant's form of Common Stock Certificate *
          5.1           Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to the validity of the Common Stock being registered *
         10.1           Registrant's 1997 Executive Incentive Compensation Plan **
         10.2           Form of Indemnification Agreement between the Registrant and each of its directors and certain executive officers **
         10.3           Shareholders Agreement, dated as of June 27, 1997, by and among the Registrant, Nicolas Molina, Brett
                        Beveridge, Allan Sorensen, HIG Fund V, Inc. and Texas Cellular Partners, L.P.**
         10.4           Registration Rights Agreement, dated as of June 27, 1997, by and among the Registrant, Nicolas Molina,
                        Brett Beveridge and Allan Sorensen.**
         10.5           Amended and Restated Renewal Promissory Note of the Registrant to Nicolas Molina in the principal amount of $129,050, accruing interest at the rate of 8.0% per annum and due and payable upon the consummation of this offering.**
         10.6           Amended and Restated Renewal Promissory Note of the Registrant to Brett Beveridge in the principal amount of $129,050, accruing interest at the rate of 8.0% per annum and due and payable upon the consummation of this offering**
         10.7           The Registrant's Stock Option Agreement for Nicolas Molina, dated as of June 27, 1997, by and between the
                        Registrant and Nicolas Molina.**
         10.8           The Registrant's Stock Option Agreement for Brett Beveridge, dated as of June 27, 1997, by and between the
                        Registrant and Brett Beveridge.**
         10.9           Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                        Nicolas Molina.**
         10.10          Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                        Brett Beveridge.**
         10.11          Employment Agreement, dated as of May 22, 1995, by and between the Registrant and Anne Gozlan, as amended to date.**
         10.12          Amended and Restated Employment Agreement, dated as of June 27, 1997, by and between the Registrant and
                        Ronald Koonsman.**
         10.13          Intercompany Note of the Registrant to Texas Cellular Partners, L.P. in the principal amount of up to
                        $3,585,000, accruing interest at the rate of 8.0% per annum and maturing on the second anniversary of this offering.**
         10.14          Warrantholders Rights Agreement, dated as of June 27, 1997, among the Registrant, HIG Fund V, Inc. and
                        NationsCredit Commercial Corporation and the related Warrant to purchase 32,410 shares of Common Stock of the Registrant.**
         10.15          Credit  Agreement, dated as of December 31, 1996 and amended  as of June 27,  1997, by and among the
                        Registrant, NationsCredit Commercial Corporation, the Lenders referred to therein, Texas Cellular Partners,
                        L.P., Telephone Warehouse, Inc. and National Cellular, Incorporated.**
         10.16          Amended and Restated Consulting Agreement, dated as of August 18, 1997, among the  Registrant,
                        Telephone Warehouse, Inc. and HIG Capital Management, Inc.**
         10.17          Series A Preferred Stock Purchase  Agreement, dated as of July 25, 1996, by and among the Registrant,
                        HIG Fund V, Inc., Nicolas Molina and Brett Beveridge, as amended by (i) that Conversion Agreement, dated as of June 27, 1997, by and among the Registrant, HIG Fund V, Inc. and Texas Cellular Partners,
                        L.P. and (ii) that Side Letter, dated April 11, 1997, from HIG Capital Management, Inc. to Nicolas Molina and Brett Beveridge relating to indebtedness and capital expenditure limits.**

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

         10.18          Stock Purchase Agreement, dated as of October 5, 1994, by and between the Registrant and Allan Sorensen, as amended.**
         10.19          Amended and Restated Agreement and Plan of Merger, dated as of June 27, 1997, by and among the Registrant,
                        Merger Sub 1, Inc., Merger Sub 2, Inc.,
                        Telephone Warehouse, Inc. National Cellular, Incorporated and Texas Cellular Partners, L.P.**
         10.20          Asset Purchase Agreement, dated as of August 31, 1996, by and among the Registrant, North Point
                        Cellular, Inc., Michael Weinstock and Marc Greene.**
         10.21+         Dealer Agreement, dated December 20, 1996, by and between Telephone Warehouse, Inc. and Metroplex
                        Telephone Company d/b/a AT&T Wireless Services.***
         10.22+         Dealer Agreement, dated December 20, 1996, by and between Telephone Warehouse - San Antonio, Inc. and
                        AT&T Wireless Services of San Antonio, Inc d/b/a AT&T Wireless Services.***
         11.1           Statement regarding computation of per share earnings**
         16.1           Deloitte & Touche LLP letter**
         21.1           Subsidiaries of the Registrant**
         23.1           Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1) *
         23.2           Consent of Ernst & Young LLP***
         23.3           Consent of Ernst & Young LLP***
         23.4           Consent of Deloitte & Touche LLP***
         24.1           Reference is made to the signature pages of this Registration Statement for the Power of Attorney contained therein
         27.1           Financial Data Schedule**
         27.2           Financial Data Schedule**

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- ----------

  * To be filed by amendment.

 ** Previously filed.

*** Filed herewith.

+ Certain provisions of this exhibit are subject to a request for confidential treatment filed with the Securities and Exchange
   Commission.